2025
ANNUAL REPORT

VICTORIA'S SECRET & Co.



Victoria's Secret & Co. is a specialty retailer of modern, fashion-inspired collections including signature bras, panties, lingerie, sleepwear, apparel, sport and swim as well as award-winning prestige fragrances and body care. VS&Co is comprised of market leading brands, Victoria's Secret and PINK, that strive to inspire confidence, spark joy and celebrate sexy. Additionally, Adore Me, our digital intimates brand serves women across budgets and lifestyles. We are committed to empowering our more than 30,000 associates across a global footprint of 1,420 retail stores in approximately 70 countries.

Victoria's Secret

The Victoria's Secret brand is a global leader in women's intimate apparel, renowned for its innovative, fashion-inspired collections including signature bras, panties, lingerie, sleepwear, swim, lounge and sport, as well as award-winning prestige fragrances and body care. Victoria's Secret is a sexy, glamorous and luxurious brand for women around the world.

PINK

PINK is a playful, bold and irreverent lifestyle brand for young women. PINK brings vibrant color, fun designs, and feel-good fashion to every mood and moment. From PINK icons to everyday essentials, we offer apparel, sleepwear, intimates, swim, beauty and accessories.





Letter from Our

CHIEF EXECUTIVE OFFICER

To Our Valued Stockholders,



I joined Victoria's Secret because I saw one of the most compelling transformation opportunities in retail. To capture that opportunity, we outlined a clear roadmap for the business. Our Path to Potential strategy is built on four pillars: supercharging our bra authority, recommitting to PINK, fueling growth in Beauty, and evolving our brand projection and go-to-market strategy.

Throughout the year, we executed with focus and discipline. We built a leadership team aligned around a clear direction and recentered the organization on what matters most: creating emotionally compelling products, building brand heat and deepening customer connection.

While still early in our transformation, the progress to date is evident. We delivered a standout year, returning to growth mode with full-year comparable sales up 5%, demonstrating the strength of our business across brands, channels and geographies. We reasserted our leadership in Bras, restoring the category to growth for the first time in four years; reignited PINK, delivering its strongest growth year in a decade; and steadily grew our nearly $1 billion Beauty business.

Path to Potential: Our Strategy is Delivering Results

- **Supercharging our Bra Authority**

  Over the past year, we put Bras back at the center of the Victoria's Secret brand, focusing on our core franchises while delivering a steady stream of product newness. We paired product innovation with bold digital storytelling and differentiated in-store experiences. At the same time, we reduced promotions and increased regular-price selling. These efforts returned the Victoria's Secret brand's Bra business to annual growth for the first time since 2021 and fueled momentum across adjacent categories including Panties and Sleep.

- **Recommitting to PINK**

  We have clarified PINK's positioning as a digitally and socially driven lifestyle brand for 18- to 24-year-olds. One year into our Path to Potential strategy, PINK stands on firmer footing with stronger brand definition, rising awareness and renewed affinity. This progress is translating into results, as PINK delivered its strongest growth year in a decade.

- **Fueling Growth in Beauty**

  In Beauty, fine fragrance is a key differentiator, led by our award-winning Bombshell franchise. Anchored in core assortments and a steady cadence of innovation across mists and fragrance, the business has delivered another year of growth. Looking ahead, we are positioning Beauty for acceleration by investing in our capabilities, strengthening our innovation pipeline and applying a faster, more agile operating model.

- **Evolving our Brand Projection & Go-To-Market Strategy**

  We've clarified each brand's positioning and introduced a new era of sexy, creating a sharper lens for product, marketing and cultural engagement. We shifted investment toward digital and social platforms and leaned into bold, entertainment-led creative that extended the halo of our largest brand moments. As a result, our customer file is growing, brand relevance and purchase consideration are at multi-year highs, and our app, now driving approximately one-third of digital sales, continues to deepen engagement. With clearer positioning and a modernized go-to-market model, we see a definitive path to sustained market share gains and lasting, profitable growth for shareholders.

Our Iconic Fashion Show and the New Era of Sexy

The 2025 Victoria's Secret Fashion Show was a defining moment, reestablishing our brands at the center of the cultural conversation and signaling a new era of sexy. It was a powerful expression of who we are today, blending pop culture, global music and iconic talent with product innovation and high-emotion storytelling. The show exceeded expectations, generating significant engagement, new customer acquisition and strong demand as several key shoppable styles sold out.

The Fashion Show also marked a meaningful evolution in our brand positioning. Today, sexy is not a single standard—it is a feeling of confidence and authenticity, and it's defined on her own terms. That clarity is guiding how we execute our Path to Potential strategy. As we bring together great product, powerful storytelling and an elevated experience, our customers respond. This formula fueled our progress in 2025 and will continue to position Victoria's Secret for sustained long-term growth.

Looking Ahead with Confidence

We delivered an exceptional 2025, with noticeable acceleration in the back half of the year driven by our Path to Potential strategy. We enter 2026 from a position of strength, grounded in disciplined operations, renewed brand strength and a clear strategic direction. The progress is real, the momentum is building and the opportunity ahead is significant.

What gives me the greatest confidence is the way our teams and customers are responding. As I visit our stores across the U.S. and internationally, I see firsthand the passion of our associates and the power of our brands. We are listening closely, moving quickly and applying real-time insights to bring compelling products to market with greater impact.

Thank you for your continued support and confidence in Victoria's Secret & Co. We are energized by the path ahead and confident in our ability to deliver sustainable, profitable growth for our shareholders.

Sincerely,

Hillary Super
Chief Executive Officer

May 1, 2026

> *While still early in our transformation, the progress to date is evident. We delivered a standout year, returning to growth mode with full-year comparable sales up 5%, demonstrating the strength of our business across brands, channels and geographies.*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2026

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-40515

VICTORIA'S SECRET & CO.

(Exact name of registrant as specified in its charter)

Delaware	**86-3167653**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4 Limited Parkway East, Reynoldsburg, Ohio	**43068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (614) 577-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	VSCO	The New York Stock Exchange
Preferred Stock Purchase Rights	N/A	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was $1,492,198,063.

Number of shares outstanding of the registrant's common stock as of March 13, 2026: 80,467,012.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Registrant's 2026 Annual Meeting of Stockholders are incorporated by reference into Part III.

Table of Contents

		Page No.
Part I		
Item 1.	Business	1
Item 1A.	Risk Factors	9
Item 1B.	Unresolved Staff Comments	23
Item 1C.	Cybersecurity	23
Item 2.	Properties	24
Item 3.	Legal Proceedings Mine	25
Item 4.	Safety Disclosures	26
Part II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	27
Item 6.	Reserved	28
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	28
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	46
Item 8.	Financial Statements and Supplementary Data	48
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	79
Item 9A.	Controls and Procedures	79
Item 9B.	Other Information	79
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	79
Part III		
Item 10.	Directors, Executive Officers and Corporate Governance	80
Item 11.	Executive Compensation	80
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	80
Item 13.	Certain Relationships and Related Transactions, and Director Independence	80
Item 14.	Principal Accountant Fees and Services	81
Part IV		
Item 15.	Exhibits and Financial Statement Schedules	82
Item 16.	Form 10-K Summary	84
	Signatures	85

ITEM 1. BUSINESS.

General

Victoria's Secret & Co. (together with its subsidiaries unless the context otherwise requires, "we", "us", "our" or the "Company") is a specialty retailer of women's intimates and other apparel and beauty products marketed under the Victoria's Secret, PINK and Adore Me brand names. We have approximately 860 stores in the United States ("U.S."), Canada and China, as well as our own websites, www.VictoriasSecret.com, www.PINK.com, www.AdoreMe.com and www.DailyLook.com, and other digital channels worldwide. Additionally, we have more than 560 stores in approximately 70 countries operating under franchise, license and wholesale arrangements. The Company also includes the merchandise sourcing and production function serving us and our international partners. We operate as a single segment designed to seamlessly serve customers worldwide through stores and digital channels.

We are the world's largest intimate apparel company, and we have a powerful foundation for growth with a leading market share, tens of millions of active and loyal customers and one of the most engaged brand communities on social media. We build on this strength by evolving our business, leading the industry and unlocking new opportunities. Our growth plan, which we call "Path to Potential," is built around four key priorities: supercharging our bra authority, recommitting to PINK, fueling growth in beauty and evolving our brand projection and go-to-market strategy. We believe this strategy will allow us to strengthen Victoria's Secret and PINK and evolve how we go to market and connect with our customers. These priorities are designed to accelerate growth, differentiate our brands and reinforce our authority in North America and internationally.

Our Brands

Our business operates two market-leading intimate apparel brands, Victoria's Secret and PINK, complemented by an industry-leading beauty business. Victoria's Secret and PINK strive to inspire confidence, spark joy and celebrate sexy. Additionally, Adore Me, our digitally-native intimates brand serves women across budgets and lifestyles. We offer a range of products including signature bras, panties, lingerie, sleepwear, apparel, sport and swim, as well as prestige fragrances and body care.

Victoria's Secret

The Victoria's Secret brand is a global leader in women's intimate apparel, renowned for its innovative, fashion-inspired collections including signature bras, panties, lingerie, sleepwear, swim, lounge and sport, as well as award-winning prestige fragrances and body care. Victoria's Secret is a sexy, glamorous and luxurious brand for women around the world.

PINK

PINK is a playful, bold and irreverent lifestyle brand for young women. PINK brings vibrant color, fun designs, and feel-good fashion to every mood and moment. From PINK icons to everyday essentials, we offer apparel, sleepwear, intimates, swim, beauty and accessories.

Adore Me

Adore Me is a direct-to-consumer lingerie and apparel brand focused on serving women across all budgets and phases of life. DailyLook, acquired through the Adore Me transaction, operates as a digitally-based, premium subscription styling service for women's apparel and accessories.

Fiscal Year

Our fiscal year ends on the Saturday nearest to January 31. As used herein, "2025" and "2024" refer to the fifty-two-week periods ended January 31, 2026 and February 1, 2025, respectively, and "2023" refers to the fifty-three-week period ended February 3, 2024.

Real Estate

Retail Stores

Our company-operated Victoria's Secret and PINK, China joint venture and Adore Me retail stores are located in shopping malls, lifestyle centers and off-mall locations in the U.S., Canada and China.

The following table provides the number of our company-operated Victoria's Secret and PINK, China joint venture and Adore Me retail stores in operation as of January 31, 2026 and February 1, 2025:

	January 31, 2026	February 1, 2025
Company-Operated:		
U.S.	766	782
Canada	24	24
	790	806
China Joint Venture:		
Beauty & Accessories (a)	20	30
Full Assortment	45	40
	65	70
Adore Me	3	6
Total	**858**	**882**

_____

(a)   Includes six partner-operated stores as of January 31, 2026 and thirteen partner-operated stores as of February 1, 2025.

The following table provides the changes in the number of our company-operated Victoria's Secret and PINK, China joint venture and Adore Me retail stores operated for the past three fiscal years:

	Beginning of Year	Opened	Closed	End of Year
2025 (a)	882	22	(46)	858
2024 (a)	907	24	(49)	882
2023 (a)	915	21	(29)	907

_____

(a)   Includes six, thirteen and thirteen partner-operated China joint venture stores as of January 31, 2026, February 1, 2025 and February 3, 2024, respectively.

Franchise, License and Wholesale Arrangements

In addition to our retail stores, our Victoria's Secret and PINK products are sold at partner stores and on partner websites in approximately 70 countries. We are focused on ensuring our partners have the commitment and capability to provide a quality customer experience and to grow our brands internationally.

Under the terms of our franchise, license and wholesale arrangements, we provide our partners the rights to sell our products in various geographic regions along with operational policies and standards governing such matters as the supply and sale of our products in stores and online, marketing and store associate training. Our partners are generally responsible for providing the capital necessary to lease retail space, build out stores and/or develop websites, fund the operations of their business, and over the longer term, reinvest in their business. Our partners are responsible for the day-to-day operations of their business and must do so in accordance with our policies and standards, which are focused on ensuring a consistent customer experience around the world. These arrangements can typically be terminated by us, upon delivery of notice, in the event of any breach of representations or warranties.

Our franchise and license arrangements with our partners typically have an initial term of approximately ten years, with an option to renew, subject to customary conditions. Revenue recognized under franchise and license arrangements generally consists of royalties earned and recognized upon sale of merchandise by our franchise and license partners to retail customers, typically based on a percentage of sales. Royalty rates, which are generally low-double digits to low-teens, vary based on store format, local business conditions and various other factors.

Our wholesale arrangements with our partners typically have an initial term of five years, with an option to renew, subject to customary conditions. Wholesale prices, which vary by product category, are generally based on a discount to the suggested retail price. Revenue is generally recognized under wholesale arrangements at the time title of the product passes to the wholesale partner.

The following table provides the number of our international stores operated by our partners by store type as of January 31, 2026 and February 1, 2025:

	January 31, 2026	February 1, 2025
Beauty and Accessories (a)	350	324
Full Assortment	212	181
Total	**562**	**505**

_____

(a)   Does not include the six partner-operated China joint venture stores as of January 31, 2026 and thirteen partner-operated China joint venture stores as of February 1, 2025.

Our Competitive Strengths

Market Leading Brands Driving Growth

Our two iconic brands, Victoria's Secret and PINK, have a strong global presence and high awareness among consumers. Their combined market share in the intimates category remains strong, underscoring our leading position in the industry and providing a significant competitive advantage.

Our brands also offer compelling assortments in adjacent product categories including sleepwear, apparel, sport and swim, as well as prestige fragrances and body care. This diversified portfolio allows us to serve customers across multiple lifestyle touchpoints, further strengthening our position as a leader in the industry.

Global Scale and Reach

We have a powerful presence in the U.S. and worldwide, engaging customers through three key distribution channels.

- *North American Stores* - With 793 stores across the U.S. and Canada, totaling 5.5 million square feet of selling space as of the end of 2025, our expansive store fleet delivers immersive brand experiences at premier shopping destinations throughout North America. Our dedicated sales associates and store managers bring our products to life with exceptional service and expertise.

- *Digital* - Our digital ecosystem creates a seamless, personalized shopping experience across brands and platforms. We are constantly enhancing our websites, applications and social media with advanced digital marketing and personalization, omnichannel capabilities and real-time inventory connectivity to meet customers wherever they are. We also leverage leading digital marketplaces to expand our global reach and capitalize on their expansive customer base.

- *International* - Our diversified international model includes franchise stores and digital channels, wholesale travel retail operations, strategic joint ventures in China and the United Kingdom and a Company-owned digital site that fulfills orders outside the United States. At the end of 2025, we had 627 international stores across approximately 70 countries in Asia, Europe, the Americas, the Middle East and Africa. We remain focused on expanding our store footprint in both existing markets and new markets, while continuing to grow digital sales across all international channels, including Company-owned, partner and joint-venture sites.

Agile, Responsive and Efficient Supply Chain

Our sourcing and production functions are designed for speed, quality and cost efficiency.

- *Global Expertise* - We have cultivated a strong sourcing presence in the U.S. and Southeast Asia, helping to drive innovation and speed-to-market across our product categories. Our intimates and apparel are produced through an internationally outsourced platform, while our beauty manufacturing, which is largely centered in Ohio, provides agility and cutting-edge product development.

- *Flexibility & Adaptability* - We leverage close supplier partnerships and a highly responsive supply chain to manage inventory dynamically and adapt to customer demand and shifting global conditions. Our agility allows us to respond in real time to shifts in customer preferences and quickly replenish products, maximizing sales and merchandise margin rate opportunities.

- *Cost-Effective & High-Quality Production* - Our strong relationships with suppliers enable us to manufacture quality products efficiently. Our global supply base and flexible sourcing strategy provide a key competitive advantage, allowing us to deliver a broad product range, ongoing innovation and a compelling assortment to our customers. This flexibility ensures we can navigate market dynamics while maintaining our commitment to delivering high-quality, trend-forward products.

Experienced Leadership Driving Success

Our highly skilled management team brings deep industry expertise and a collaborative approach across our brands and channels. With a strong understanding of the retail landscape and our business, they are focused on driving growth, innovation and operational excellence.

Distribution Channels

Our distribution channels in North America include stores, digital websites, mobile applications and third-party digital marketplaces. Internationally, our channels include stores, digital sites and travel retail locations. We utilize these channels to reach our consumers in the physical and digital locations they frequent.

North American Stores

The North American stores channel represents our physical retail locations in North America and accounted for $3.544 billion, or 54%, of our net sales in 2025. We operated 793 physical locations as of the end of 2025.

We are investing in our fleet by refreshing existing stores in a store of the future concept that utilizes smaller, more flexible space and a unique dual-brand layout to meet the needs of our customers and accommodate shifting consumer preferences for omnichannel shopping. We continue to optimize our physical retail footprint and enable seamless omnichannel selling. Additionally, we are investing in our people through field talent and leadership development to optimize the customer experience in our stores.

Digital

The digital channel accounted for $2.042 billion, or 31%, of our net sales in 2025. This channel includes sales that are derived from our websites and mobile applications and from digital marketplaces.

Our digital presence, including our social media, websites and mobile applications, allows us to understand our customers better and communicate with them anytime and anywhere. We also leverage leading digital marketplaces to expand our global reach and capitalize on their expansive customer base.

We are continuously improving and modernizing our digital platform, including through the use of artificial intelligence-driven chatbots and geo-targeted digital marketing. Our digital platform is designed to further support our physical presence and brand awareness, as well as drive growth of omnichannel sales.

International

The international channel represents our stores and digital sites in China as well as royalty and wholesale sales related to the stores and digital sites operated by our franchise, license, wholesale and joint venture partners. Also, beginning in the third quarter of 2025, we began reporting sales in the European Union, which are fulfilled by our Company-owned digital site, in the international channel. Prior to the third quarter of 2025, these sales were reported in the digital channel. International net sales accounted for $967 million, or 15%, of our net sales in 2025. As of the end of 2025, we had 65 stores in China that are operated by our joint venture partner as well as 562 stores that are operated by our partners around the world, including locations throughout Asia, Europe, the Americas, the Middle East and Africa.

Revenue recognized under franchise and license arrangements generally consists of royalties earned and recognized upon the sale of merchandise by franchise and license partners to retail customers. Revenue is generally recognized under our wholesale and sourcing arrangements at the time title of the product passes to the partner. We plan to increase the number of locations under these types of arrangements as part of our international expansion strategy.

Additional Information

Merchandise Vendors

During 2025, we purchased merchandise from approximately 335 vendors located throughout the world, the largest of which accounted for approximately 13% of our purchases by spend. We believe there are numerous alternative suppliers for our merchandise and that the loss of any one vendor would not have a material adverse effect on our business.

Product Design, Development and Sourcing

Our product design and innovation are critical to our strategy and how we create value for customers. We prioritize frequent and fashion-forward product launches across product categories with a focus on superior fit, finish and quality. Our merchant, design and sourcing teams have a long history of designing innovative products to meet our customers' needs and preferences. We believe our focus on product development differentiates our offering through masterful fit, broad ranges of sizes and comfortable and appealing silhouettes. Additionally, our sourcing and production functions, which have a long and deep presence in key sourcing markets including those in the U.S. and Southeast Asia, allow us to partner with premier manufacturers to produce high-quality products quickly.

Our product development function focuses on four key design periods for the year: Spring, Summer, Fall and Holiday, that represent our selling seasons. Certain product lines offer more frequent introductions of new merchandise, and the primary selling seasons, Fall and Holiday, will often showcase greater quantities of new merchandise. We strive to tailor our buying strategies to align with customer demand and trends across our product categories by emphasizing agility and fast lead times.

Our global supply chain organization is responsible for the operational planning, manufacturing, sourcing and distribution of products to our customers. We believe we have developed a high degree of expertise in managing the complexities associated with a global supply chain.

Distribution and Merchandise

A substantial portion of our merchandise is shipped to our distribution centers in the Columbus, Ohio area. Additionally, we use third-party operated distribution centers located throughout North America and Europe to distribute our merchandise.

Our policy is to maintain sufficient quantities of inventories on hand in our retail stores and distribution centers to enable us to offer customers an appropriate selection of current merchandise. We emphasize rapid turnover and mark down products as needed to keep merchandise fresh and on-trend.

Marketing, Advertising and Customer Support

Our marketing and advertising strategies are designed to showcase the fashion, innovation and quality of our products while reinforcing our brands' positioning in an ever-evolving market. We aim to drive brand awareness, deepen customer loyalty and tailor our messaging to build more meaningful connections with customers.

To align with evolving consumer preferences and behavior, we are expanding our brand presence through traditional media, entertainment platforms and community-driven forums. Our omnichannel marketing strategy is designed to reach customers through a mix of social media, digital media, print, paid search and influencer collaborations. We use data analytics to continuously evaluate our advertising and promotional efforts to maximize impact and return on investment.

Our e-commerce platform and store locations work together to create a seamless brand experience, delivering consistent messaging and brand identity across all touchpoints. Each brand has a specialized marketing team focused on customer engagement, and our highly knowledgeable in-store associates receive ongoing training to ensure positive, informed interactions that enhance the shopping experience.

Information Systems

Our management information systems consist of various retail, financial and merchandising systems. Our systems include applications related to point-of-sale, e-commerce, merchandising, planning, sourcing, logistics, inventory management, data security and support systems including human resources and finance.

Seasonal Business

Our operations are seasonal in nature and consist of two principal selling seasons: Spring (the first and second quarters) and Fall (the third and fourth quarters). The fourth quarter, including the holiday season, typically accounts for approximately one-third of our net sales and is normally our most profitable quarter. Accordingly, our need for working capital routinely peaks during the summer and fall months as inventory builds in anticipation of the holiday season.

Working Capital

We fund our business operations through a combination of available cash and cash equivalents and cash flows generated from operations. In addition, our credit facilities are available for additional working capital needs and investment opportunities.

Regulations

We and our products are subject to regulation by various federal, state, local and foreign regulatory authorities. We are subject to a variety of tax and customs regulations and international trade arrangements. While there are no current regulatory matters that we expect to be material to our results of operations, financial position, or cash flows, there can be no assurance that existing or future laws, regulations and standards applicable to our operations or products will not lead to a material adverse impact on our results of operations, financial position or cash flows.

Intellectual Property

Our trademarks and patents, which constitute our primary intellectual property, have been registered or are the subject of pending applications in the U.S. Patent and Trademark Office and with the registries of many foreign countries where our products are manufactured or sold. We believe our products are identified by our trademarks and, thus, our trademarks are of significant value. Accordingly, we intend to maintain our trademarks and related registrations and vigorously protect our intellectual property assets against infringement, misappropriation and other violations. Although laws vary by jurisdiction, in general, trademarks remain valid and enforceable as long as the marks are used in connection with the related products and services and the required registration renewals are filed.

We also place high importance on product innovation and design, and a number of these innovations and designs are the subject of issued patents and pending patent applications.

Due to the worldwide consumer recognition of our products, we face an increased risk of counterfeiting by third parties. We vigorously monitor and enforce our intellectual property and proprietary rights against counterfeiting, infringement, misappropriation and other violations by third parties where and to the extent legal, feasible and appropriate. However, the actions we take to protect our intellectual property rights may not be adequate to prevent third parties from copying our products or infringing, misappropriating or otherwise violating our trademarks or other intellectual property rights, and the laws of foreign countries may not protect intellectual property rights to the same extent as do the laws of the U.S.

Other Information

For additional information about our business, including our net sales, operating income and selling square footage, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Competition

The women's intimates, apparel and beauty industry is highly competitive. We differentiate ourselves from our competitors by leveraging our powerful brand equity, unmatched scale and commitment to high-quality, innovative products.

Our competition includes specialty retailers, department stores, mass merchandisers, online retailers, discount retailers and private-label and emerging brands. To succeed in this dynamic landscape, we focus on what matters most to our customers: compelling brand storytelling, customer experience, marketing, design, price, service, fulfillment, assortment, fit and quality. With our deep expertise and customer-first approach, we continue to lead the industry in our core categories, delivering products that inspire confidence, spark joy and celebrate sexy.

Human Capital Management

A Culture Built for Performance, Innovation, Inclusion and Belonging

Our strength lies in our people and we are dedicated to building and maintaining a high-performance, customer-centric culture. We believe that a high-performance culture is one where every associate is empowered, engaged and driven to deliver their best work. By fostering a customer-centric mindset, we ensure that innovation, agility and excellence guide everything we do.

At the heart of this culture is belonging—creating an environment where every associate feels valued, respected and supported. When people feel seen and included, they perform at their best, collaborate more effectively and drive greater impact. By championing shared success, investing in talent and fostering an inclusive workplace, we can unlock the full potential of our teams and deliver exceptional experiences for our customers.

Fostering a Sense of Community and Shared Respect

We believe that a strong, connected associate community drives success. We foster engagement by encouraging open dialogue and feedback, and through active listening at all levels of the organization. In addition, associate-led inclusion resource groups and belonging-focused programming ensure that associates and leadership across all levels embody a culture of respect, collaboration and accountability that drives individual and team success.

Beyond the workplace, our purpose extends to making a positive impact in the communities we serve. We support associates in giving back through donation matching, volunteer opportunities and grants for causes they care about. Together, we are building a workplace, and a community, where everyone has the opportunity to thrive.

Attracting and Developing Talent

We are committed to recruiting, retaining and advancing top talent that represents a wide range of backgrounds, experiences and perspectives. Through robust career development programs, mentorship and leadership training, we equip associates and leaders with the tools they need to grow, innovate and make an impact.

As of January 31, 2026, we employed approximately 33,000 associates, approximately 21,000 of whom were part-time. In addition, temporary associates are hired during peak periods, such as the holiday season. Approximately 77% of our associates work in our stores, 9% in distribution centers, with the remaining balance working in our home offices.

Offering Competitive Compensation and Benefits

We recognize and reward our associates' contributions with competitive pay and benefits designed to support their well-being at work and at home. From paid parental leave and tuition assistance to wellness programs and generous merchandise discounts, we provide benefits that help our associates thrive.

Ensuring Equal Pay for Equal Work

We are committed to pay equity across gender, race and background and conduct periodic third-party reviews to ensure fairness in our pay programs. Our compensation programs are designed to reward performance and align with our business goals, fostering a culture of accountability and shared success.

Ensuring Safe and Healthy Workplaces

We prioritize the safety and well-being of our associates, customers and partners. Our commitment to maintaining clean, secure, and supportive workplaces extends across our stores, distribution centers and corporate offices. We continuously invest in workplace safety measures, training and policies to protect and empower our teams.

Promoting Integrity and Accountability

We hold ourselves accountable for creating a workplace that is fair, transparent and built on trust. Through strong leadership, ethical business practices and clear performance expectations, we promote an environment where every associate has the opportunity to contribute meaningfully to our collective success.

To uphold these standards, we provide associates with resources to navigate ethical decisions and report concerns confidentially. Our Ethics Hotline allows associates to anonymously report potential violations of laws or company policies 24 hours a day, 7 days a week, ensuring a safe and open environment for speaking up. Our Code of Conduct, rooted in our values, defines the behaviors we expect and reinforces our commitment to integrity.

Each year, all associates participate in a comprehensive Code of Conduct certification process, affirming their commitment to ethical conduct and completing required training. By holding ourselves and each other accountable, we foster a culture where integrity, respect and responsibility are the foundation of how we work and lead.

Model Engagement and Photo Shoot Compliance

Our values define who we are and what we stand for, including treating everyone with dignity and respect. To support these values, we have established compliance processes and protocols that apply to all of our associates and third parties participating in photo shoots, public relations events, fit sessions and other internal meetings where models are present.

Our Global Ethics and Compliance team is responsible for the day-to-day administration and management of the model engagement and photo shoot compliance protocols. Responsibilities include executing certain compliance processes related to our Photo Shoot Procedures and Fit Session Protocol, training associates to reinforce expectations and escalating allegations of misconduct for investigation by the appropriate teams. For photo shoots, all external crew members are required to certify to the VS&Co Anti-Harassment and Civility Policy and authorized compliance monitors are assigned to every photo shoot to provide oversight and ensure compliance with the Photo Shoot Procedures and Fit Session Protocol.

Executive Officers of Registrant

Our executive officers at the end of 2025 were as follows:

- Hillary Super, 53, has been our Chief Executive Officer ("CEO") since September 2024. Prior to joining Victoria's Secret & Co., Ms. Super served as CEO of Savage X Fenty from June 2023 to August 2024 and Global CEO of Anthropologie Group, an Urban Outfitters Company, from January 2017 to April 2021;

- Scott Sekella, 49, has been our Chief Financial and Operating Officer since August 2025. Mr. Sekella joined Victoria's Secret & Co. in January 2025 and previously served as Chief Financial Officer from January 2025 to August 2025. Prior to joining Victoria's Secret & Co., Mr. Sekella served as Chief Financial Officer of JOANN Inc. from September 2022 to July 2024. In March 2024, JOANN Inc. and certain of its subsidiaries commenced voluntary cases for Chapter 11 bankruptcy protection. In April 2024, the company's bankruptcy plan became effective and JOANN Inc. emerged from bankruptcy. Prior to joining JOANN Inc., Mr. Sekella served as Vice President of Corporate Financial Planning and Analysis of Under Armour, Inc. from December 2019 to September 2022;

- Melinda McAfee, 55, has been our Chief Human Resources Officer and Chief Legal Officer since October 2022. Ms. McAfee joined Victoria's Secret & Co. in May 2021 and previously served as Chief Legal Officer from May 2021 to October 2022. Prior to May 2021, Ms. McAfee served as Senior Vice President, General Counsel and Corporate Secretary of Express, Inc., from December 2018 to April 2021; and

- Elizabeth Preis, 56, has been our Chief Marketing and Customer Officer since August 2025. Ms. Preis joined Victoria's Secret & Co. in May 2025 and previously served as Chief Marketing Officer from May 2025 to August 2025. Prior to joining Victoria's Secret & Co., Ms. Preis served as Global Chief Marketing Officer at Anthropologie Group from October 2023 to May 2025 and Chief Marketing Officer at Anthropologie Group from December 2019 to October 2023.

Available Information

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and its rules and regulations. The Exchange Act requires us to file reports, proxy statements and other information with the U.S. Securities and Exchange Commission ("SEC"). The SEC maintains a website that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. These materials may be obtained electronically by accessing the SEC's website at *www.sec.gov*.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available, free of charge, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC, on the Investors section of our website, *www.victoriassecretandco.com*.

Copies of any of the above-referenced documents will also be made available, free of charge, upon written request to:

Victoria's Secret & Co.
Investor Relations Department
Four Limited Parkway East
Reynoldsburg, Ohio 43068

ITEM 1A. RISK FACTORS.

RISK FACTORS

Investing in our common stock or other securities involves risk. You should carefully consider each of the following risks and all of the other information contained in this Annual Report on Form 10-K when evaluating our business. Our business, prospects, results of operations, financial condition or cash flows could be materially and adversely affected by any of these risks, as well as additional risks and uncertainties that are not described in this Annual Report because they are not presently known to us or we currently deem them immaterial.

Risks Relating to Our Business

Our business is impacted by general economic conditions, and adverse economic conditions could have a material adverse effect on our business, results of operations and financial condition.

Adverse economic conditions in the United States and globally have had and may continue to have an adverse effect on our business, results of operations, and financial condition. Adverse economic conditions may include weakened consumer demand, persistent inflation, supply chain challenges, labor shortages, high interest rates, foreign currency exchange volatility and risk of recession. Geopolitical instability, actual and potential shifts in U.S. and foreign trade, economic and other policies, as well as other global events, have increased macroeconomic uncertainty. Depending on their duration and magnitude, these and other adverse economic conditions could continue to adversely affect our business, financial condition, results of operations and cash flows. Future economic deterioration, market disruptions, or changes to fiscal and monetary policy or trade policy, including the imposition or threatened imposition of tariffs and potential retaliatory actions, could negatively impact our business. An economic downturn or a recession, or the perception that any of these events may occur, or continued or increased economic uncertainty may also lead to increased credit risk, higher borrowing costs or reduced availability of capital and credit markets, reduced liquidity, asset impairments and adverse impacts on our suppliers and the financial institutions with whom we transact.

Our sales are impacted by discretionary spending by consumers, which tend to be adversely impacted by unfavorable local, regional, national or global economic conditions. Purchases of our products may decline during periods when economic or market conditions are volatile or weak. Declines in consumer spending may result in reduced demand for our products, increased inventories, lower revenues, higher promotional activity and lower gross margins. Continued volatility in the availability and prices for commodities and raw materials we use in our products and in our supply chain could have an adverse effect on our costs, gross margins and profitability. In addition, we may be unable to access financing in the credit and capital markets at reasonable rates in the event we find it necessary or desirable to do so.

Our financial performance has and may continue to be adversely impacted by inflationary pressures, which are subject to market conditions and impacted by fiscal and monetary policy as well as domestic and international trade policy, including the imposition or threatened imposition of tariffs or other trade restrictions. Inflationary pressures on the products we sell could impact our revenues and profitability, especially if we are unable to increase our retail prices to reflect increases in our costs. When levels of inflation are higher than typical, consumer confidence and spending patterns are negatively impacted, which impacts our sales and profitability.

We have recently experienced significant impacts on our business and cost structure due to tariffs. We are implementing various mitigation strategies, but we may not be successful in fully offsetting the impacts of tariffs, particularly in the near term. Many of our mitigation strategies require significant lead time to implement and their effectiveness depends on factors outside our control. Our ability to mitigate cost increases through pricing is limited by competitive dynamics and consumer price sensitivity. We are unable to predict future economic conditions, the extent to which consumer behavior may be impacted by negative economic conditions, or how those trends will impact our business, results of operations and financial condition.

Our revenue, results of operations and cash flows are sensitive to consumer confidence and spending patterns, and may be adversely affected by negative political or economic conditions, geopolitical conflicts, significant health hazards or pandemics, severe weather or other market disruptions.

Our revenue, results of operations, cash flows and future growth may be adversely affected by negative local, regional, national or international political or economic trends or developments, the effects of national and international security concerns such as war, terrorism or the threat thereof, to the extent such developments reduce consumers' ability or willingness to make discretionary purchases. Ongoing geopolitical conflicts in Europe and the Middle East, uncertainty in the global trade environment, as well as economic sanctions and other measures imposed in response thereto have created, and may continue to create, market disruption and volatility, supply chain disruptions, inflationary pressures, and geopolitical instability. These events and similar events in the future could have a material adverse effect on our customers, our international partners and our third-party suppliers, and may negatively impact our international sales in stores and digital channels.

In addition, market disruptions due to natural disasters, significant health hazards, epidemics or pandemics, or other major events or the prospect of these events could also impact consumer spending and confidence levels. Similar to the disruption we experienced from the COVID-19 global pandemic, future pandemics, epidemics, disease outbreaks or other similar widespread public health concerns may disrupt our business, human capital, supply chain and production processes, which could have a material adverse effect on our results of operations and financial condition. Extreme weather conditions in the areas in which our stores, corporate offices, or production and distribution facilities are located, particularly areas where we have significant production or distribution operations, could adversely affect our business. Market disruptions and adverse market conditions caused by these and other factors could have a material adverse effect on our profitability, financial condition and cash flows.

Changes in trade policies and tariffs imposed by the United States government and the governments of other nations could continue to have a material adverse effect on our business and results of operations.

Our operations rely on the global sourcing, manufacturing, and sale of products, and our supply chain is subject to the risks inherent in international trade, including potential changes in trade policies, increases in import duties, anti-dumping measures, quotas, safeguard measures, trade restrictions, restrictions on fund transfers, and currency fluctuations. Additionally, geopolitical instability and other geopolitical factors may further impact our ability to source and distribute products efficiently. Changes in laws or policies governing the terms of trade, and in particular increased trade restrictions, tariffs, or taxes on imports from countries where we source materials and manufacture products could have a material adverse effect on our business and financial results. For example, in recent years, both the U.S. and China have imposed new tariffs on each other related to the importation of certain product categories, including imports of apparel into the U.S. from China.

Throughout 2025, the U.S. presidential administration imposed varying levels of tariffs on several countries where we source materials and manufacture products. We estimate tariffs, net of mitigation efforts, negatively impacted our operating income during fiscal 2025 by approximately $85 million and resulted in increased expenses, supply chain disruption, and uncertainty. We are closely monitoring this evolving situation and evaluating our responses, which may include shifts in sourcing strategies, price adjustments, or other cost-mitigation measures. However, there can be no assurance that we will be able to fully mitigate the financial and competitive impacts of such tariffs or trade restrictions. At this time, the overall impact on our business related to these tariffs remains uncertain and depends on multiple factors, including the duration and potential expansion of current tariffs, future changes to tariff rates, scope, or enforcement, retaliatory measures by impacted exporting countries, inflationary effects and broader macroeconomic responses, changes to consumer purchasing behavior, and the effectiveness of our responses in managing these challenges.

On February 20, 2026, the U.S. Supreme Court struck down certain tariffs imposed under the International Emergency Economic Powers Act ("IEEPA"). Following the Supreme Court's decision, the U.S. administration announced a new 10% global tariff under Section 122 of the Trade Act of 1974, subject to certain exceptions. It is unclear at this time what impact these decisions will have on our results of operations, including whether we will be able to obtain refunds for amounts previously paid for the IEEPA tariffs, any changes in tariff levels, or the imposition of new tariffs through other means.

If the U.S. government continues or increases existing tariffs or imposes additional tariffs on products imported from countries where we source materials or manufacture our products, or if new or additional retaliatory trade measures are taken by other countries in response to U.S. tariffs, there can be no assurance that we will be able to offset all related increased costs. This potential increase in costs and our efforts to mitigate such increase in costs could be materially adverse to our business and results of operations or harm our competitive position. We cannot predict if, and to what extent, there may be changes to international trade policies or the resulting impact of any such changes on our business and results of operations.

Our future success depends in part on our ability to successfully implement our long-term strategic growth plan.

We are in the process of executing a long-term strategic plan to grow our business, increase our revenue and operating income, and build long-term sustainable value for our stockholders. To support achievement of our plan, which we refer to as the Path to Potential, we are implementing a number of strategic initiatives, including initiatives focused on building a customer-centric performance culture, improving our product development processes, operating with efficiency, evolving our brand projection, how we go to market, and our customer experience, and upgrading our technologies to support speed and innovation throughout our business, especially our supply chain and merchandising functions. There can be no assurance that these or other future strategic initiatives will be successful to the extent we expect, or at all. In addition, we are investing significant resources in these initiatives and the costs of the initiatives may outweigh their benefits. We cannot give assurance that our management will be able to manage these initiatives effectively or implement them successfully. If we fail to implement our strategic plan effectively, if we invest resources in initiatives that ultimately prove to be unsuccessful, or if our competitors are more successful in implementing their strategic plans and initiatives than we are, our business and results of operation could be adversely affected.

Our net sales, operating income, cash and inventory levels fluctuate on a seasonal basis.

We experience major seasonal fluctuations in our net sales and operating income, with a significant portion of our operating income typically realized during the fourth quarter holiday season. Any decrease in sales or margins during this period could have a material adverse effect on our results of operations, financial condition and cash flows.

Seasonal fluctuations also affect our cash and inventory levels, since we usually order merchandise in advance of peak selling periods and sometimes before new fashion trends are confirmed by customer behavior. We typically accumulate a significant amount of inventory in the months preceding the holiday season selling period. If we are not successful in selling that inventory at desired prices, we may have to sell the inventory at significantly reduced prices or may not be able to sell the inventory at all, which could have a material adverse effect on our results of operations, financial condition and cash flows.

If we fail to maintain effective internal controls, we may not be able to report our financial results accurately or timely or prevent or detect fraud, which could have a material adverse effect on our business or the market price of our common stock.

In accordance with Section 404 of the Sarbanes-Oxley Act, our management is required to conduct an annual assessment of the effectiveness of our internal control over financial reporting and include a report on these internal controls in our Annual Reports on Form 10-K, and our independent registered public accounting firm is required to formally attest to the effectiveness of our internal controls. This process involves considerable time, attention, operating expenses and outside auditor fees, and may strain our internal resources, including accounting systems and resources. If management or our independent registered public accounting firm determines that our internal control over financial reporting is not effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. We could also become subject to investigations by the New York Stock Exchange ("NYSE"), the SEC or other regulatory authorities, which could require additional financial and management resources. In addition, if our controls are not effective, our ability to prevent and detect fraud and accurately and timely report our financial position could be impaired, which could result in late filings of our annual and quarterly reports under the Exchange Act, restatements of our financial statements, a decline in our stock price, or suspension or delisting of our common stock from the NYSE. Any of these events could have a material adverse effect on our business, financial condition, prospects and results of operations.

Changes and turnover in company leadership or other key positions may have an adverse impact on our performance.

We may experience changes in our leadership structure or key leadership positions in the future. The departure of key leadership personnel could result in the loss of significant knowledge, experience and expertise. This loss of knowledge and experience can be mitigated through successful promotions, hiring and transition, but there can be no assurance that we will be successful in such efforts. Attracting and retaining qualified senior leadership may be more challenging under adverse business conditions or a competitive labor market. Failure to build an effective leadership structure and team, attract and retain the right talent, or effectively manage the transition of knowledge and responsibilities resulting from such changes could affect our ability to accomplish our strategic plans and may have a material adverse effect on our business, results of operations and financial condition.

We may be impacted by our ability to attract, develop and retain qualified associates and manage labor-related costs.

We believe one of our key competitive advantages is providing a positive and engaging experience for our customers, which requires us to have highly trained and engaged associates. Our success depends in part on our ability to attract, develop and retain a sufficient number of qualified associates, including talented store personnel, designers and merchants. The turnover rate in the retail industry is generally high, and we may have difficulty hiring and retaining enough qualified individuals, especially during certain times of the year. Competition for such qualified individuals or changes in labor and employment laws could cause us to incur higher labor costs. Our inability to recruit enough qualified individuals may delay planned openings of new stores or affect the speed with which we grow. Delayed store openings, significant increases in associate turnover rates or significant increases in labor-related costs could have a material adverse effect on our results of operations, financial condition and cash flows.

Our net sales depend on a volume of traffic to our stores and the availability of suitable store locations on satisfactory terms.

Most of our stores are located in retail shopping areas, including malls and other types of retail centers. Sales at these stores are derived in part from the volume of traffic in those retail areas. Our stores often rely on the ability of the retail center and other attractions in an area to generate consumer traffic in the vicinity of our stores. Sales volume and retail traffic may be adversely affected by factors that we cannot control, such as economic downturns or changes in consumer demographics in a particular area, consumer trends away from brick-and-mortar retail toward online shopping, competition from digital and other retailers and other retail areas where we do not have stores, significant health hazards or pandemics, the closing of other stores or the decline in popularity or safety in the shopping areas where our stores are located, and the deterioration in the financial condition of the operators or developers of the shopping areas in which our stores are located.

Our future growth and success depend on our ability to operate stores in desirable locations with suitable lease spaces and capital investment and lease costs providing an opportunity for us to earn a reasonable return. The market for prime retail real estate is competitive. We cannot be sure as to when or whether desirable store locations will become available to us at reasonable costs and on satisfactory lease and other terms. Some of our store locations require significant upfront capital investment and have material lease commitments. If we decide to close a store, we may remain obligated under the applicable lease for payment of the base rent for the balance of the lease term and other expenses. A dispute regarding our leases may result in litigation with the respective landlord, and any such dispute could be costly and have an uncertain outcome. These risks could have a material adverse effect on our ability to grow our business, as well as our results of operations, financial condition and cash flows.

Our success depends in part on our ability to successfully manage our store fleet.

Our continued growth and success depend in part on our ability to open and operate new stores and remodel existing stores in a timely and profitable manner. Our ability to open new stores depends on a number of factors, including the ability to partner with developers and landlords to obtain suitable sites for new stores at acceptable costs, the availability and cost of materials and contractors, the hiring and training of qualified personnel and the integration of new stores into existing operations. Our ability to remodel existing stores depends on a number of factors, including the ability to partner with developers and landlords to secure satisfactory lease terms and the availability and cost of materials and contractors. There can be no assurance we will be able to successfully implement our plans regarding opening new stores and remodeling existing stores or operate our new, remodeled and existing stores profitably. These risks could have a material adverse effect on our results of operations, financial condition and cash flows.

Our international operations and our plans for international expansion include risks that could negatively impact our reputation and results of operations.

We intend to continue to grow our international operations and expand into new international markets through partner and/or joint venture arrangements. The risks associated with operating in international markets are numerous and may lead to disruption in the overall timing or profitability of our international expansion efforts. We may experience difficulty identifying new or underpenetrated markets where our products and brands will be accepted by customers, lack of customer familiarity with our brands, our lack of familiarity with local customer preferences and new markets may bring us into competition with new competitors or with existing competitors with an established market presence. Other risks include general economic conditions in specific countries or markets, volatility in the geopolitical landscape, restrictions on the repatriation of funds held internationally, disruptions or delays in shipments, occurrence of significant health hazards or pandemics, changes in diplomatic and trade relationships, political instability and foreign governmental regulation. These risks could have a material adverse effect on our results of operations, financial condition and cash flows.

Our business is exposed to the risk of foreign currency exchange rate fluctuations that could impact our results of operations.

Our results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates. In fiscal 2025, approximately 15% of our total net sales were derived from markets outside the U.S. We also utilize a distribution facility located in the Netherlands. Currencies other than the U.S. dollar are utilized for some of our international operations. We are exposed to foreign currency exchange rate risk with respect to our sales, profits, assets and liabilities denominated in currencies other than the U.S. dollar. In addition, our royalty arrangements are calculated based on sales in local currency, which exposes us to foreign currency exchange rate fluctuations. From time to time, we use foreign currency forward contracts to hedge certain foreign currency risks; however, these measures may not succeed in offsetting all of the short-term impacts of foreign currency rate movements on our business and results of operations. For example, hedging would generally not be effective in offsetting the long-term impact of sustained shifts in foreign exchange rates on our business results. As a result, the fluctuation in the value of the U.S. dollar against other currencies could have a material adverse effect on our results of operations, financial condition and cash flows.

Our licensees, franchisees, wholesalers, and joint venture partners could take actions or omissions that could harm our reputation and results of operations.

We have global representation through independently owned stores operated by our third-party partners. Although we have criteria to evaluate and select prospective partners, the level of control we can exercise over our partners is limited, and the quality and success of their operations is subject to risks and other factors beyond our control. For example, our partners may not have the business acumen, experience or financial resources necessary to successfully operate stores in a manner consistent with our standards and may not hire and train qualified store managers and other personnel. Further, we have limited control as to whether our partners comply with federal and local law. The image and value of our brands and our reputation may suffer materially if our partners do not operate successfully, ethically, and in compliance with applicable law. These risks could have an adverse effect on our results of operations, financial condition and cash flows.

Our direct channel business is subject to risks that could have an adverse effect on our results of operations.

In fiscal 2025, approximately 31% of our total net revenue was derived from our digital channels, including our websites and mobile applications. Our ability to successfully operate and grow our digital operations is subject to numerous risks that could have a material adverse effect on our business and results of operations. Risks inherent in our digital operations include the difficulty in recreating our unique in-store experience through our direct channels; domestic or international resellers purchasing merchandise and reselling it outside our control; our ability to anticipate and implement innovations in technology and logistics in order to appeal to existing and prospective customers who increasingly rely on multiple channels to meet their shopping needs; our ability to anticipate and respond to shifts in customer preference and demand; and the failure of and risks related to the systems that operate our digital infrastructure, websites and the related support systems, including cybersecurity incidents, computer viruses, theft of customer information, privacy concerns, telecommunication failures and similar disruptions.

Disruptions and other factors that impact our ability to maintain efficient and uninterrupted order-taking and fulfillment operations could also have a material adverse effect on our business and results of operations. The satisfaction of our online customers depends on their timely receipt of merchandise. Difficulties with our distribution facilities, including if the facilities were to shut down for any reason, such as natural disaster, severe weather or labor stoppage, may materially disrupt our operations. Supply chain or product transportation challenges have caused and could continue to cause us to incur higher costs and longer lead times associated with distributing products to our customers. Any of these issues could cause customer dissatisfaction, reduced sales and profitability and have a material adverse effect on our operations, financial condition and cash flows.

We may not be able to successfully integrate acquired businesses and realize the benefits and synergies sought with such acquisitions.

We may, from time to time, evaluate and pursue acquisitions and other strategic investments. These activities involve various risks that could result in unanticipated or increased liabilities and contingencies and hinder our ability to achieve expected benefits. With respect to any acquired company, we may fail to realize the expected benefits and synergies for a variety of reasons, including:

- failure to successfully manage relationships with customers, distributors and suppliers;

- failure of the acquired company's customers to continue as customers of the combined company;

- integration may be more costly, time-consuming or less effective than anticipated;

- the loss of key employees; and

- failure to combine product offerings and purchase experiences efficiently and effectively.

Further, integration efforts could disrupt both companies' existing operations and divert management's attention and resources. If we experience difficulties with the integration process, the anticipated benefits of the acquisition, including anticipated sales and growth opportunities, may not be realized fully, or at all, and may take longer to realize than expected. Acquisitions or other strategic investments may not create value and may harm our brands and adversely affect our results of operations, financial condition and cash flows, decrease or delay the accretive effect of the acquisition, and negatively impact the price of our common stock.

If we are unable to incorporate artificial intelligence and other emerging technological applications into our business operations successfully and ethically, our business, reputation and results of operations may be adversely affected.

Our long-term strategic growth plan and strategic initiatives include investments in information technology, data science and artificial intelligence ("AI"). The use of AI and similar technologies presents risks, challenges and ethical issues that could adversely affect our business. Generative, agentic, and other AI technologies may have flaws and be prone to cybersecurity incidents or service interruptions. Data sets used by AI or similar technologies may be overbroad, insufficient or contain biased information. AI or similar technologies may generate biased, offensive, illegal, inaccurate or otherwise harmful content. If the work product that AI or similar technological applications assist in producing is deficient, inaccurate or misleading, we could be subject to competitive harm, legal liability, regulatory action, and brand or reputational harm. Use of AI and similar technologies by our associates could increase the risk of exposure of confidential or competitively sensitive information. Privacy concerns and risks related to intellectual property rights of inputs into the program and AI work product are also present. There is uncertainty regarding evolving laws and regulations at the federal, state and international levels regarding AI and other emerging technological applications. If we enable or offer AI solutions or other technologies that have unintended consequences, unintended usage or customization by our associates, customers or partners, or are controversial because of their impact on human rights, privacy, security, employment, or other social, economic or political issues, we may experience reputational harm, regulatory action and legal liability. Further, we may be unable to quickly and successfully execute our AI and other technological initiatives, adapt to rapid change resulting from advancements in AI and similar technology, or our competitors may have more success implementing and utilizing such technology than we do. Any of these risks could have an adverse effect on our business, reputation and results of operations.

Our ability to protect our reputation could have a material effect on the image and value of our brands.

Our ability to protect and elevate our reputation is critical to the image and value of our brands. Our reputation could be jeopardized if we fail to maintain high standards for merchandise quality and corporate integrity. Negative publicity, including information publicized through traditional media or social media platforms, blogs, websites and other forums, may negatively impact our reputation and brand image and, consequently, reduce demand for our merchandise, even if such information is unverified or inaccurate.

Failure to comply, or the perception that we have failed to comply, with ethical, social, product, labor, privacy and environmental standards, or related political sentiment, could also jeopardize our reputation and potentially lead to various adverse consumer actions, including boycotts. Unfavorable ratings or assessments by organizations that evaluate companies on their approach to environmental, social and governance matters may also negatively affect our reputation and the perception of our brands. Failure to comply with applicable laws and regulations, maintain an effective system of internal controls, provide accurate and timely financial statement disclosure and maintain the security of customer, associate, third-party and Company information could also hurt our reputation. Damage to our reputation or loss of consumer confidence for these or other reasons could have a material adverse effect on our business, results of operations, and financial condition, as well as require additional resources to rebuild our reputation.

If our marketing, advertising and promotional programs and events are unsuccessful, or if our competitors are more effective with their programs than we are, our revenue or results of operations may be adversely affected.

Customer traffic and demand for our merchandise are influenced by our advertising, marketing and promotional activities, including flagship events like the Victoria's Secret Fashion Show, and the name recognition and reputation of our brands. We use marketing, advertising and promotional programs to attract customers through various media, including social media, influencers, websites, mobile applications, email and television. If our competitors are more effective with their programs than we are, expend more resources for their programs than we do, or use different approaches than we do, that may provide them with a competitive advantage. Our programs and events may not be successful, effective or could require increased expenditures, which could have a material adverse effect on our financial condition and results of operations.

Our ability to adequately maintain, enforce and protect our intellectual property rights could have an impact on the image and value of our brands, our competitive position, business operations, and our ability to successfully enter new markets.

We believe that our intellectual property rights, including trade names, trademarks, copyrights, patents and proprietary information, are important assets and an essential element of our strategy. Our ability to maintain, enforce, and protect our intellectual property rights is critical to the image and value of our brands, our competitive position, and our business operations, especially with respect to expanding into new markets and innovative new products. We routinely seek and obtain intellectual property protection in the U.S. and in many foreign jurisdictions. However, there can be no assurance that applications or registrations will be granted, that registrations will provide adequate protection, or that they will prevent imitation, infringement or other unauthorized use. In certain countries, intellectual property laws may offer weaker protection than in the U.S. Counterfeiting, piracy, or unauthorized use of our intellectual property by third parties could adversely affect our revenue, dilute the value of our brands, and harm our competitive position and results of operations.

Third parties may challenge our rights, assert ownership of similar trademarks or other intellectual property, or claim that we infringe or misappropriate their intellectual property rights. These disputes may lead to unfavorable outcomes, including costly litigation, licensing obligations, royalty payments, settlements, damages, injunctions, or the need to rebrand or discontinue our products. Further, the rapid pace of technological innovation may diminish the value or relevance of certain intellectual property. Any of these risks could materially and adversely affect our business, financial condition and results of operation.

Our ability to compete favorably in our highly competitive segment of the retail industry could impact our results.

The retail industry is highly competitive, especially with respect to the intimates, apparel and beauty markets. We compete for sales with a broad range of other retailers, including individual and chain specialty stores, department stores and discount retailers. In addition to the traditional store-based retailers, we also compete with direct marketers and retailers that sell similar merchandise and target customers through digital channels. Brand image, marketing, design, price, service, assortment, quality, image presentation and fulfillment are all competitive factors in both the store-based and digital channels.

Some of our competitors may have greater financial, marketing and other resources available to them or use their resources more effectively. Trends across our product categories may favor our competitors, including the shift in customer preference to digital and omnichannel shopping. We rely to a greater degree than some of our competitors on physical locations in shopping malls and retail centers, so declines in traffic to such locations may affect us more significantly than our competitors. Some of our competitors sell their products in stores that are located in the same shopping malls and retail centers as our stores. In addition to competing for sales, we compete for favorable store locations and lease terms.

Increased competition or declines in mall or online website traffic could result in reduced sales, increased promotional activity, increased marketing expenditures, and loss of pricing power and market share, any of which could have a material adverse effect on our results of operations, financial condition and cash flows.

Our ability to manage the life cycle of our brands and to remain current with fashion trends and launch new merchandise and product lines successfully could impact the image and value of our brands.

Our success depends in part on our ability to effectively manage the life cycle of our brands and to anticipate and respond to changing fashion preferences and consumer demands and to translate market trends into attractive, salable product offerings in a timely and effective manner. We are dependent on certain product categories, including bras, panties and other intimates products, and a decline in consumer demand in these product categories could negatively affect our results of operations, financial condition and cash flows. We may choose to launch new product categories or brands, and our ability to successfully introduce new merchandise, product lines, and brands will impact our results of operations and the image and value of our brands. Customer demands and fashion trends change rapidly. If we are unable to successfully anticipate, identify and react to changing styles or trends or we misjudge the market for our products or any new product lines or brands, our sales may decrease, potentially resulting in significant amounts of unsold inventory. In response, we may be forced to increase our marketing and promotional activity. These risks could have a material adverse effect on the value of our brands and our reputation as well as our results of operations, financial condition and cash flows.

We may be impacted by our ability to adequately source materials and produce, distribute and sell merchandise on a global basis.

We source materials and produce merchandise within the U.S. and internationally. We distribute merchandise globally to our partners, stores and customers in approximately 70 countries. Many of our imports and exports are subject to a variety of customs regulations and international trade arrangements, including existing or potential increases in or new duties, tariffs or safeguard quotas. We also compete with other companies for production facilities.

We face a variety of risks associated with doing business on a global basis. For example:

- political instability, wars and geopolitical conflicts, environmental hazards or natural disasters, which could negatively affect international economies, U.S. and global trade policy, financial markets, supply chain operations and business activity;

- significant health hazards, epidemics or pandemics, which could result in closed factories, reduced workforces, scarcity of raw materials, and scrutiny or embargoing of goods produced in affected areas;

- imposition or threatened imposition of new or increased trade duties, sanctions, tariffs or taxes and other charges on imports or exports;

- evolving, new or complex legal and regulatory matters;

- volatility in currency exchange rates and interest rates;

- local business practice and political issues, including issues relating to compliance with domestic or international labor standards, which may result in adverse publicity or threatened or actual adverse consumer actions, including boycotts;

- delays or disruptions in shipping and transportation and related pricing impacts;
- disruption due to labor disputes; and
- changing expectations regarding product safety due to new legislation or other factors.

We also rely on third-party transportation providers for substantially all of our product shipments, including shipments to and from our distribution centers, to our stores and to our customers. Our utilization of these delivery services is subject to risks, including increases in labor costs and fuel prices, which may increase our shipping costs, and associate strikes and inclement weather, which may impact our transportation providers' ability to provide delivery services that adequately meet our shipping needs. Further, the growth in demand for online shopping has led to increased pressure on the capacity of our fulfillment network. These risks could have a material adverse effect on our results of operations, financial condition and cash flows.

We rely on a number of production and distribution facilities located in the same vicinity, making our business susceptible to local and regional disruptions or adverse conditions.

A significant portion of our intimates and apparel products are produced in Southeast Asia. In addition, most of the production and distribution of our beauty products occurs in close proximity to our headquarters in central Ohio. Due to the geographic concentration of our production and distribution facilities, our operations are susceptible to local and regional factors, such as accidents, system failures, economic conditions, extreme weather and natural disasters, demographic and population changes, and other unforeseen or uncontrollable events and circumstances. Any significant interruption or adverse impact to the operations of these facilities could lead to inventory shortages, supply chain or fulfillment disruptions or increased costs, which could have a material adverse effect on our results of operations, financial condition and cash flows.

We may be impacted by our vendors' ability to manufacture and deliver products in a timely manner, meet quality standards and comply with applicable laws and regulations.

Third-party vendors produce the vast majority of our products. Factors outside our control, such as production or shipping delays or product quality problems, could disrupt merchandise deliveries and result in lost sales, cancellation charges or excessive markdowns. In addition, quality problems could result in product liability litigation or a widespread product recall that may negatively impact our reputation, sales and profitability. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertions could adversely impact our reputation with existing and potential customers and the image and value of our brands.

Our business could also suffer if our third-party vendors fail to comply with our guidelines and policies or applicable laws, regulations or ethical standards. The violation of our guidelines and policies or labor, environmental or other laws by our third-party vendors, or the divergence of a third-party vendor's or partner's labor or environmental practices from those generally accepted as ethical or appropriate, could damage our reputation, result in increased costs or liabilities, or disrupt the shipment of finished products to us. These risks could have a material adverse effect on our results of operations, financial condition and cash flows.

Our results may be affected by fluctuations in freight, product input and energy costs, including those caused by inflation.

Product input costs, including freight, labor and raw materials, fluctuate. Fluctuations in the price and availability of freight, labor and raw materials may result in an increase in our production costs. Increases in the cost of shipping, shipping materials or other order fulfillment logistics may affect the cost of our order fulfillment operations. Inflation can also have an adverse impact on us because increasing costs of materials and labor may adversely impact our profit margins, especially if we are not able to, or elect not to, pass these increases on to our customers. These risks could have a material adverse effect on our results of operations, financial condition and cash flows.

Energy costs may fluctuate as a result of inflation and other factors, including geopolitical conflicts and related economic conditions and sanctions. These fluctuations may result in an increase in our transportation costs for distribution, utility costs for our retail stores and costs to purchase products from our manufacturers. A rise in energy costs could adversely affect consumer spending and demand for our products and increase our operating costs, both of which could have a material adverse effect on our results of operations, financial condition and cash flows.

Climate change and legal, regulatory and market responses to climate change and other sustainability-related matters may adversely impact our business.

There is concern that a permanent rise in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere has caused and will continue to cause significant changes in weather patterns around the globe, an increase in the frequency, severity and duration of extreme weather conditions and natural disasters, and water scarcity and poor water quality. These events could adversely impact the cultivation of cotton, which is a key resource in the production of our products, disrupt the operation of our supply chain, increase our production costs, and impact consumer behavior. These events could also compound adverse economic conditions and reduce consumer confidence and discretionary spending. As a result, the effects of climate change could have a material adverse effect on our results of operations, financial condition and cash flows.

In many jurisdictions, governments are considering or enacting legislation and regulations to reduce or mitigate the impacts of climate change. If we or our suppliers are required to comply with these laws and regulations, we may experience increases in energy, production, transportation and raw materials costs, capital expenditures, insurance premiums and deductibles, and compliance-related costs, which could adversely impact our results of operation. Inconsistency of legislation and regulations among jurisdictions and increasing enforcement measures may also affect the costs of compliance. Any assessment of the potential impact of future climate change legislation, regulations or industry standards, as well as any international treaties and accords, is uncertain given the wide scope of potential regulatory change in the countries in which we operate. Any failure on our part to comply with regulations related to climate change and sustainability could lead to adverse consumer actions and investment decisions by investors, as well as expose us to government enforcement and private litigation.

Execution of our sustainability-related initiatives and achievement of our sustainability-related goals is subject to risks and uncertainties, many of which are outside our control. Further, there is risk associated with conflicting expectations from different stakeholder groups regarding climate change and other sustainability-related matters. We may not be able to meet the diverse expectations of all our stakeholders, which could harm our reputation and reduce customer demand for our products. Further, we may not be successful in executing our sustainability-related initiatives or achieving our sustainability-related goals and certain of our stakeholders may not agree with our goals or strategies. Any perception, whether or not valid, that we have failed to achieve our goals, or to act responsibly with respect to such matters or to comply with legal or regulatory requirements regarding climate change and other sustainability-related matters could result in adverse publicity and adversely affect our business, reputation and results of operations.

Our ability to adequately protect our assets from loss and theft could have an adverse effect on our results of operations, financial condition and cash flows.

Our assets are subject to loss, including those caused by illegal or unethical conduct by associates, customers, vendors or unaffiliated third parties, natural disasters and organized retail theft. We have experienced inventory shrinkage due to theft, and we cannot assure that incidences of loss and theft will decrease in the future or that the measures we are taking will effectively reduce these losses. Higher rates of loss or increased security costs to combat theft could have a material adverse effect on our results of operations, financial condition and cash flows.

We self-insure certain risks and may be impacted by unfavorable claims experience.

We are self-insured for various types of insurable risks including associate medical benefits, workers' compensation, property, general liability and automobile up to certain stop-loss limits. Claims are difficult to predict and may be volatile. Any adverse claims experience could have a material adverse effect on our results of operations, financial condition and cash flows.

We rely on our and our third-party service providers' ability to implement and sustain information technology systems and to protect associated data and system availability.

Our success depends in part on the secure and uninterrupted performance of our and our third-party services providers' and vendors' information technology systems. Our information technology systems, as well as those of our service providers and vendors, are vulnerable to damage, interruption or breach from a variety of sources, including cyberattacks, ransomware attacks, telecommunication failures, malicious human acts and natural disasters. Moreover, despite protective measures, some of our systems, e-commerce environments, and servers, and those of our service providers and vendors, are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Such incidents could disrupt our operations, including our ability to sell and deliver products, and lead to interruptions or delays in our supply chain. In May 2025, we experienced a security incident involving our information technology systems that disrupted the operation of our website for several days and negatively impacted our fiscal 2025 net sales by approximately $20 million and operating income by approximately $14 million.

These types of problems could result in an actual or perceived breach of confidential customer, operational, financial, employee or other important information (including personal information), which could result in damage to our reputation, costly litigation, customer complaints, negative publicity, breach notification obligations, regulatory or administrative sanctions, inquiries, orders or investigations, indemnity obligations, damages for contract breach or penalties for violations of applicable laws or regulations. The increased use of artificial intelligence, smartphones, tablets and other mobile devices may also heighten these and other operational risks. Unanticipated or uncontrollable problems or events may cause failures in, or unauthorized access to, our and our third-party service providers' and vendors' information technology systems. Sustained or repeated system disruptions that interrupt our ability to process orders and deliver products to our customers and stores, impact our customers' ability to access our websites, or expose confidential customer, operational, financial or other important information (including personal information) could have a material adverse effect on our results of operations, financial condition and cash flows.

In addition, from time to time, we make hardware, software and code modifications and upgrades to our information technology systems, such as replacing existing systems with successor systems, making changes to existing systems or acquiring new systems with new functionality. We are subject to risks associated with replacing and modifying our information technology systems, including risks relative to cybersecurity, data integrity and system disruptions. Information technology system disruptions or data corruption, if not anticipated and appropriately mitigated, could have a material adverse effect on our operations, financial condition and cash flows.

In addition to our own systems, networks and databases, we use third-party service providers to store, transmit and otherwise process certain of this information on our behalf, and our third-party service providers are subject to similar cybersecurity risks. Due to applicable laws and regulations or contractual obligations, we may be held responsible for any cybersecurity incident attributed to our service providers as they relate to the information we share with them or to which they are granted access. Such an event could have a material adverse effect on our operations, financial condition and cash flows.

Any significant cybersecurity compromise or breach, including with respect to customer, associate, third-party or company information, could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.

In the operation of our business, we collect, use, transmit and otherwise process a large volume of personal and other confidential, proprietary and sensitive information. Information systems are susceptible to an increasing threat of constantly evolving cybersecurity risks. These risks may be heightened by the increasing presence of AI and related technologies, including the use of AI by threat actors to develop sophisticated attacks including deepfakes and social engineering, and geopolitical conflicts. Any significant cybersecurity incident or breach, media reports about such an incident, whether accurate or not, or our failure to make adequate or timely disclosures to the public or governmental agencies following any such event, whether due to delayed discovery or a failure to follow existing protocols, could significantly damage our reputation with our customers, associates, investors and other third parties, cause the disclosure of personal, confidential, proprietary or sensitive customer, associate, third-party or company information, cause interruptions to our operations and distraction to our management, cause our customers to stop shopping with us and result in significant legal, regulatory and financial liabilities and lost revenues.

In May 2025, we experienced a security incident involving our information technology systems that disrupted the operation of our website for several days and negatively impacted our fiscal 2025 net sales by approximately $20 million and operating income by approximately $14 million. We immediately enacted our response protocols and the incident has been resolved. However, there is no guarantee that the measures we have implemented to protect our information systems are adequate to safeguard against all cybersecurity threats. We may be vulnerable to targeted or random attacks on our systems that could lead to security breaches, phishing attacks, denial of service attacks, acts of vandalism, computer viruses, malware, ransomware, misplaced or lost data, programming and human errors or similar events. Our systems and facilities are also subject to compromise from internal threats, such as theft, misuse, unauthorized access or other improper actions by employees, third-party service providers and other third parties with otherwise legitimate access to our systems, website or facilities. These risks may be heightened as a result of remote or hybrid work policies and technologies. Furthermore, the methods of cyberattack and deception change frequently, are increasingly complex and sophisticated, and can originate from a wide variety of sources, including nation-state actors. We may not be able to anticipate, detect, appropriately react and respond to, or implement effective preventative measures against all cybersecurity incidents. Cybersecurity incidents could have a material adverse effect on our reputation, results of operation, financial condition and cash flows.

We may be required to expend significant capital and other resources to protect against, respond to, and recover from any potential, attempted, existing or future cybersecurity incidents. As cybersecurity incidents continue to evolve, we may be required to expend significant additional resources to continue to modify and enhance our protective measures or to investigate and remediate any information security vulnerabilities. In addition, our remediation efforts may not be successful, or may not be completed in a timely manner. While we currently maintain cybersecurity insurance, such insurance may not be sufficient in type or amount to cover us against claims related to breaches, failures or other cybersecurity incidents, and we cannot be certain that cybersecurity insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The inability to implement, maintain and upgrade adequate safeguards and maintain sufficient cybersecurity insurance could have a material adverse effect on our results of operations, financial condition and cash flows. Moreover, there could be public announcements regarding any cybersecurity incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could have an adverse effect on the price of our common stock.

Changes in laws, regulations or technology platform rules relating to data privacy and security, or any actual or perceived failure by us to comply with such laws and regulations or related contractual or other obligations, could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.

We are, and may increasingly become, subject to various laws, regulations and industry standards, as well as contractual obligations, relating to data privacy and security. The regulatory environment related to data privacy and security is increasingly rigorous, with new and constantly changing requirements applicable to our business. Any failure by us to comply with such laws and regulations could have a material adverse effect on our results of operations, financial condition and cash flows.

In the U.S., various federal and state regulators, including governmental agencies like the Consumer Financial Protection Bureau and the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning personal information and data security and have prioritized privacy and information security violations for enforcement actions. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. Changes to state or federal laws to which we are or become subject may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs or changes in business practices and policies. We are also subject to international laws, regulations and standards in many jurisdictions in which we operate, which apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information, such as the E.U. General Data Protection Regulation ("GDPR").

These evolving compliance and operational requirements impose costs and may require us to modify our data processing practices and policies, implement additional protection technologies or divert attention and resources from other initiatives. Any failure or perceived failure by us to comply with any applicable federal, state or similar foreign laws and regulations relating to data privacy and security could result in damage to our reputation, proceedings or litigation by governmental agencies or customers, including class action privacy litigation, which could subject us to significant fines, sanctions, awards, penalties or judgments. Any of these risks could have a material adverse effect on our results of operations, financial condition and cash flows.

Shareholder activism could cause us to incur significant expense, hinder execution of our business strategy and impact our stock price.

Shareholder activism, which can take many forms and arise in a variety of situations, could result in substantial costs and divert management's and our Board of Directors' ("Board") attention and other resources away from execution of our business operations. Additionally, shareholder activism could give rise to perceived uncertainties as to our future prospects and ability to execute our long-term strategic growth plan, adversely affect our relationships with our associates, customers or service providers and make it more difficult to attract and retain talented associates. We may be required to incur significant fees and other expenses related to activist shareholder matters, including for third-party advisors. A proxy contest for the election of our directors would require us to incur significant legal and advisory fees and proxy solicitation expenses and require significant time and attention by our management and Board. Our results of operations and stock price could be adversely affected by shareholder activism activity.

We may be adversely impacted by our ability to comply with legal and regulatory requirements.

We are subject to numerous legal and regulatory requirements, including the Sarbanes-Oxley Act of 2002, the U.S. Foreign Corrupt Practices Act (the "FCPA"), the SEC rules and the NYSE listing standards, among others. Our associates, subcontractors, vendors, licensees, franchisees, joint venture partners, and other third parties could take actions or omissions that violate these foreign and domestic laws and regulations. Any violations of such laws or regulations could have an adverse effect on our reputation, the market price of our common stock, and our results of operations, financial condition and cash flows.

It can be difficult to comply with sometimes conflicting regulations in local, national or foreign jurisdictions, as well as new or changing laws and regulations. Changes in laws could make operating our business more expensive or require us to change the way we operate. We may not be successful in managing legal and regulatory changes impacting our business, and our responses to changes in the law could be costly and may negatively impact our operations. In addition, operations in foreign jurisdictions and partnerships or other arrangements with foreign companies could lead to risks related to, among other things, increased exposure to foreign exchange rate changes, government price control, repatriation of profits and liabilities related to the FCPA.

We may be adversely impacted by certain compliance or legal matters.

We, along with third parties we do business with, are subject to complex compliance requirements and litigation risks. Legal actions filed against us from time to time may include commercial, breach of contract, tort, intellectual property, customer, employment, wage and hour, data privacy, securities, anti-corruption and other claims, including purported class action lawsuits. The cost of defending against these types of claims or the ultimate resolution of such claims, whether by settlement or adverse court decision, may harm our reputation and results of operations. Further, potential claimants may be encouraged to bring suits based on a settlement from us or adverse court decisions against us. We cannot assess the likelihood that we will receive such claims or the outcome of any such claims, but if outcomes are negative, it could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.

We may be impacted by changes in taxation, trade policy and other regulatory requirements.

We are subject to income tax in local, federal and foreign jurisdictions. In addition, our products are subject to import and excise duties and sales or value-added taxes in many jurisdictions. We are also subject to the examination of our tax returns and other tax matters by the Internal Revenue Service ("IRS") and other tax authorities and governmental bodies. There can be no assurance as to the outcome of these examinations. Changes in tax legislation or regulation, including increases in tax rates, tariffs and duties, or adverse outcomes of tax examinations could have a material adverse effect on our results of operations, financial condition and cash flows.

There is increased uncertainty with respect to tax policy and trade relations between the U.S. and other countries. For example, the Organization for Economic Co-operation and Development ("OECD") released a global tax framework imposing a 15% minimum tax on multinational enterprises, which commenced for some jurisdictions beginning January 1, 2024. Although the U.S. has not adopted the OECD tax regime, these rules still apply to U.S. companies with non-U.S. operations and has and may continue to increase our tax compliance obligations. In January 2026, the OECD announced a proposed side-by-side arrangement relating to the application of these rules to U.S. headquartered companies, intended to be applicable for fiscal years beginning on or after January 1, 2026. The full impact of this agreement remains uncertain and will depend on further guidance.

Additionally in 2025, the U.S. presidential administration imposed tariffs on certain countries. On February 20, 2026, the U.S. Supreme Court struck down certain tariffs imposed under the IEEPA. Following the Supreme Court's decision, the U.S. administration announced a new 10% global tariff under Section 122 of the Trade Act of 1974, subject to certain exceptions. It is unclear at this time what impact these decisions will have on our results of operations, including whether we will be able to obtain refunds for amounts previously paid for the IEEPA tariffs, any changes in tariff levels, or the imposition of new tariffs through other means. The tariff actions by the U.S. may result in a decrease of global trade volumes, create administrative burdens, and continue to negatively impact our profit margin and operating income. We will continue to monitor legal and regulatory changes in the many jurisdictions in which we operate. We also continue to monitor the geopolitical tensions that may impact our business or results of operations. Developments in tax policy or trade relations, such as the imposition or threatened imposition of new or increased tariffs on imported products, and actions taken in retaliation of the imposition of such new or increased tariffs, could have a material adverse effect on our results of operations, financial condition and cash flows.

Risks Relating to Our Indebtedness

We have debt obligations that could restrict our business and adversely impact our results of operations, financial condition and cash flows.

We have a term loan facility, a senior secured asset-based revolving credit facility and have issued senior notes. The associated debt agreements contain certain affirmative and negative covenants, including maintenance of a consolidated coverage ratio, a consolidated total leverage ratio, a fixed charge coverage ratio, and a debt to earnings before interest, income taxes, depreciation, amortization and rent ratio. If we fail to comply with any covenants, the lenders may terminate their obligation to make advances to us and declare any outstanding obligations immediately due and payable. If our cash flow from operations declines, we may be unable to service or refinance our debt. Further, amounts borrowed under our term loan facility and senior secured asset-based revolving credit facility are subject to variable interest rates. Consequently, the current high interest rate environment results in higher borrowing costs for us and may limit our ability to refinance existing debt or obtain additional debt on favorable terms or at all.

Our debt obligations could restrict our future business strategies and have significant consequences on our future operations, including:

- Making it more difficult for us to meet our payment and other obligations under our outstanding debt;

- Resulting in an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which could result in our debt becoming immediately due and payable;

- Reducing the availability of our cash flow to fund working capital, capital expenditures, investments, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;

- Limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

- Placing us at a competitive disadvantage compared to our competitors that may have less debt or are less leveraged.

Any of the above-listed factors could have a material adverse effect on our business, financial condition and results of operations.

We may incur substantial additional indebtedness in the future. Any future indenture or credit agreements that we may enter into may include restrictive covenants that restrict or limit our ability to, among other things, incur additional indebtedness, pay dividends, make certain investments, sell certain assets and enter into certain strategic transactions, including mergers and acquisitions. These covenants and restrictions could affect our ability to operate our business and may limit our ability to react to market conditions or take advantage of potential business opportunities as they arise.

Our ability to maintain our credit ratings could affect our ability to access capital and could increase our interest expense.

Any downgrades in our credit ratings by the major independent rating agencies could increase the cost of borrowing under any indebtedness we may incur. There can be no assurance that we will be able to maintain our credit ratings, and any actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, may have a negative impact on our liquidity, capital position and access to capital markets.

Risks Relating to Our Common Stock

The price of our common stock has fluctuated significantly and may continue to fluctuate significantly.

The market price of our common stock has fluctuated significantly, and may continue to fluctuate significantly due to a number of factors, many of which are beyond our control, including:

- Fluctuations in our quarterly or annual earnings results and financial projections or those of other companies in our industry;

- Failures of our operating results to meet our financial projections, the estimates of securities analysts or the expectations of our stockholders, or changes by securities analysts in their estimates of our future earnings;

- Announcements by us or our competitors;

- Changes in laws or regulations which affect us;

- General economic, industry and stock market conditions;

- Purchases and sales of large blocks of our common stock; and

- The other factors described in these "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

These and other factors may cause the market price and demand for our common stock to fluctuate, which may limit or prevent stockholders from selling their shares of our common stock and may otherwise negatively affect the liquidity of our common stock. In addition, when the market price of a stock has been volatile, holders of that stock may institute securities class action litigation against the company that issued the stock. If our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management away from our business.

The trading market for our common stock may also be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

Provisions in our Certificate of Incorporation and Bylaws, our Rights Plan, and certain provisions of Delaware law could delay or prevent a change in control of the Company.

The existence of certain provisions of our amended and restated certificate of incorporation ("Certificate of Incorporation") and second amended and restated bylaws ("Bylaws"), our Rights Plan (defined below), and Delaware law could discourage, delay or prevent a change in control of the Company that stockholders may consider favorable. These include provisions:

- Providing the right to our Board to issue one or more classes or series of preferred stock without stockholder approval;

- Authorizing a large number of shares of common stock that are not yet issued, which would allow our Board to issue shares to persons friendly to current management, thereby protecting the continuity of our Board and management, or which could be used to dilute the stock ownership of persons seeking to obtain control of us;

- Prohibiting stockholders from taking action by written consent; and

- Establishing advance notice and other requirements for nominations of candidates for election to our Board or for proposing matters that can be acted on by stockholders at our stockholder meetings.

In response to the substantial accumulation of shares of our common stock by BBRC International Pte Limited, the Company adopted a limited-duration shareholder rights plan (the "Rights Plan"), effective May 20, 2025, to protect the best interests of all our stockholders. The Rights Plan disincentivizes any person (or any persons acting as a group) from accumulating more than 15% (or 20% for certain passive investors) or more of our outstanding common stock. The Rights Plan has a one-year term, expiring on May 18, 2026.

We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our Board and by providing our Board with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions apply even if a takeover offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our Board determines is not in our and our stockholders' best interests.

Our Bylaws designate Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our Bylaws, unless we consent in writing to the selection of an alternative forum, a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware) shall be the sole and exclusive forum for:

- any derivative action or proceeding brought on our behalf;

- any action asserting a claim of breach of a fiduciary duty;

- any action asserting a claim against us or any of our directors or officers or other employees or agents arising pursuant to any provision of the Delaware General Corporation Law or our Certificate of Incorporation or Bylaws;

- any action asserting a claim related to or involving us that is governed by the internal affairs doctrine; or

- any action asserting an "internal corporate claim" as that term is defined in Section 115 of the Delaware General Corporation Law.

These exclusive forum provisions will apply to all covered actions, including any covered action in which the plaintiff chooses to assert a claim or claims under federal law in addition to a claim or claims under Delaware law. These exclusive forum provisions, however, will not apply to actions asserting only federal law claims under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, regardless of whether the state courts in the State of Delaware have jurisdiction over those claims. The forum selection clause in our Bylaws may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us, result in increased costs for investors to bring a claim and affect the market price of our common stock.

Your percentage ownership in the Company may be diluted in the future.

Your percentage ownership in the Company may be diluted due to issuances of common stock or other securities by us for acquisitions, strategic investments, capital market transactions or otherwise, including awards of common stock that we may grant to our directors, officers, employees and other service providers. From time to time, we grant awards of common stock to our employees and directors under our compensation and benefits plans. These awards have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock.

In addition, our Certificate of Incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, powers, preferences and relative, participating, optional and other rights, and such qualifications, limitations or restrictions as our Board may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant holders of preferred stock the right to elect some number of our directors or the right to veto specified transactions. Similarly, the repurchase or redemption rights or dividend, distribution or liquidation preferences we could assign to holders of preferred stock could affect the value of our common stock.

Our common stock is and will be subordinate to all of our current and future indebtedness and any preferred stock, and effectively subordinate to all indebtedness and preferred equity claims against our subsidiaries.

Shares of our common stock are common equity interests in us and, as such, will rank junior to all our current and future indebtedness and other liabilities. Additionally, holders of our common stock may become subject to the prior dividend and liquidation rights of holders of any class or series of preferred stock that our Board may designate and issue without any action on the part of the holders of our common stock. Furthermore, our right to participate in a distribution of assets upon any of our subsidiaries' liquidation or reorganization is subject to the prior claims of that subsidiary's creditors and preferred stockholders, if any.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY.

As a publicly traded company, we recognize the critical importance of effective cybersecurity risk management to safeguard our operations, protect sensitive information and ensure the trust of our customers and stakeholders.

Risk Management & Strategy

We maintain a robust cybersecurity risk management program intended to assess, identify and manage material risks from cybersecurity threats, which encompasses the following key components.

Risk Assessment

We regularly conduct comprehensive cybersecurity risk assessments to identify vulnerabilities, threats and potential impacts on our business operations and stakeholders. We actively monitor and gather threat intelligence to stay informed about emerging cyber threats and vulnerabilities relevant to our industry and operations. We engage independent third-party assessors for periodic cybersecurity program assessments against industry accepted frameworks and to perform technical penetration assessments. We assess ourselves against the Center for Internet Security Top 18 controls framework, the National Institute of Standards and Technology Cybersecurity Framework, the Payment Card Industry Data Security Standard and management-defined technology controls to support our internal controls over financial reporting.

Incident Detection and Response

We have established procedures for monitoring network activities, detecting anomalies and responding to cybersecurity incidents promptly. We engage a specialized managed services firm to provide continuous monitoring and an initial level of incident response. We work with a leading cyber forensics firm to provide incident response services as needed. Our incident response and escalation procedures are documented and intended to facilitate prompt and thorough resolution of cybersecurity threats and incidents. Our core incident response and extended incident response teams are cross-functional and include leaders across technology, legal, finance, asset protection, customer care, human resources, stores operations and communications. Protocols to notify our executive leadership team and Board are in place based on the severity of the incident.

Third-party Risk

In addition to our own systems, we use third-party service providers to store, transmit and process certain information on our behalf. Third-party risk management is embedded in our cybersecurity risk management function. We leverage an independent cybersecurity assessment exchange service to gather information and provide real-time threat monitoring of our most critical third parties. We regularly review cybersecurity assessment reports and certifications from our third parties. Our standard contract terms also require third parties to maintain a standard level of security and controls.

Governance

Our cybersecurity risk management processes are integrated into our overall enterprise risk management function. Our Board understands the critical nature of managing risks associated with cybersecurity threats. The Board has established robust oversight mechanisms to provide effective oversight of risks associated with cybersecurity.

Board of Directors Oversight

The Audit Committee has been delegated the primary responsibility for the Board's oversight of cybersecurity risks. Executive summaries of our internal risk assessments, program initiatives, regulatory compliance and incident summaries are shared with our Audit Committee on a quarterly basis, with additional updates as needed. Our third-party assessment and audit results, which are performed on an annual basis, and associated remediation plans are also shared with our Audit Committee. Additionally, our Internal Audit function independently conducts periodic reviews of our cybersecurity controls and reports the results of those reviews to the Audit Committee. The Audit Committee reports to the Board on cybersecurity risk oversight at least annually.

Management's Role in Managing Cybersecurity Risk

Our management team, including our Chief Information Officer ("CIO") and Chief Information Security Officer ("CISO"), is responsible for assessing, monitoring, and managing our material risks from cybersecurity threats and for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and relationships with retained external cybersecurity consultants. Our CISO has over 25 years of security experience in executive leadership, operations, incident response, and consulting in various industries including retail, technology and healthcare, as well as support of Federal government agencies and intelligence. Our CIO's experience includes decades of work experience in the information technology and cybersecurity fields in various industries, including the retail industry.

We have a structured process to identify and oversee material cybersecurity risks. We maintain a robust set of cybersecurity policies that set the standards and expectations for our associates, contractors and vendors to follow, conduct cybersecurity education and training programs for our associates and maintain cybersecurity insurance coverage. We report cybersecurity metrics quarterly to our technology leadership, including our CIO and CISO, and our Enterprise Risk Management team. We have an Executive Risk Council, comprised of executive leadership across the business, which is briefed quarterly on the latest cybersecurity threats impacting our business, and the progress of recent and ongoing cybersecurity program initiatives, incidents and risk assessments. The Executive Risk Council provides input as needed to strengthen our cybersecurity controls and risk management.

We do not believe that any risks we have identified from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. For additional information regarding cybersecurity risks we are subject to, refer to "Item 1A. Risk Factors" in this Annual Report on Form 10-K.

ITEM 2. PROPERTIES.

We believe that our properties are adequate and suitable for our business as presently conducted. The following table provides the location, use and size of our distribution, corporate and product development facilities as of January 31, 2026:

Location	Use	Approximate Square Footage
Columbus, Ohio area	Distribution, shipping and corporate offices	3,040,000
New York	Office, sourcing and product development/design	234,000
Netherlands	Distribution and shipping	229,000
New Jersey	Distribution and shipping	126,000
Various other locations	Office and sourcing	359,000

United States

Within the U.S., our business is principally conducted from office, distribution and shipping facilities located in the Columbus, Ohio, area. Additional facilities are located in New York and New Jersey.

Our distribution and shipping facilities in the U.S. consist of three company-owned buildings located in the Columbus, Ohio, area, which support our Victoria's Secret and PINK brands. We have one leased building located in New Jersey, which supports our Adore Me brand. Additionally, we have a service agreement with a third-party provider that operates a distribution and shipping facility located in the Columbus, Ohio, area, which supports our DailyLook business. These buildings, including attached office space, comprise approximately 3.2 million square feet. The lease on the New Jersey facility expires in 2028 and the service agreement in the Columbus, Ohio area expires in 2029.

As of January 31, 2026, we operated 769 retail stores located in leased facilities, primarily in shopping malls, lifestyle centers and off-mall locations, throughout the U.S. A substantial portion of these lease commitments consists of store leases generally with an initial term of 10 years. The store leases expire at various dates between 2026 and 2037.

Typically, when space is leased for a retail store, we supply all improvements, including interior walls, floors, ceilings, fixtures and decorations. The cost of improvements varies widely, depending on the design, size and location of the store. In certain cases, the landlord of the property may provide an allowance to fund all or a portion of the cost of improvements, serving as a lease incentive. Rental terms for new locations usually include a fixed minimum rent plus a percentage of sales in excess of a specified amount. We usually pay certain operating costs such as common area maintenance, utilities, insurance and taxes. For additional information, see Note 7 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

International

Netherlands

We have a service agreement with a third-party provider that operates an international distribution and shipping facility located in the Netherlands, supporting our Victoria's Secret and PINK brands. The brands utilize approximately 0.2 million square feet within the facilty and the agreement expires in 2028.

China

We lease offices in Shanghai, Shenzhen and Hong Kong. As of January 31, 2026, we operated 59 retail stores in leased facilities in China. These lease commitments consist of store leases with initial terms ranging from 3 to 15 years expiring on various dates between 2026 and 2032.

Canada

As of January 31, 2026, we operated 24 retail stores located in leased facilities, primarily in malls and shopping centers, throughout the Canadian provinces. These lease commitments consist of store leases with initial terms of 5 to 10 years expiring on various dates between 2026 and 2036.

United Kingdom / Ireland

As a result of our joint venture with Next PLC, we no longer operate any stores in the United Kingdom ("U.K.") or Ireland. However, as of January 31, 2026, we continue to lease a store in Ireland, with a lease expiration in 2036, which is sublet to and operated by the joint venture.

Other International

As of January 31, 2026, we also have global representation through stores operated by our partners:

- 356 beauty and accessories stores in 61 countries; and
- 212 full assortment stores in 44 countries.

We also operate technology and sourcing-related office facilities in various international locations.

ITEM 3. LEGAL PROCEEDINGS.

We are a defendant in a variety of lawsuits arising in the ordinary course of business. Actions filed against us from time to time include commercial, tort, intellectual property, customer, employment, data privacy, securities and other claims, including purported class action lawsuits. Although it is not possible to predict with certainty the eventual outcome of any litigation, in the opinion of management, our current legal proceedings are not expected to have a material adverse effect on our financial position or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock is listed on the NYSE under the stock symbol “VSCO.” Our common stock began trading on the NYSE on August 3, 2021 when we became a standalone public company. There was no public trading market for our common stock before August 3, 2021. As of January 31, 2026, there were approximately 23,000 stockholders of record of our common stock. This number does not include beneficial or “street name” holders of our common stock whose shares are held by banks, brokers and other financial institutions, which are aggregated into a single holder of record. Including active associates who participate in our stock purchase plan, associates who own shares through our sponsored retirement plans and others holding shares in broker accounts under street names, we estimate our stockholder base to be approximately 130,000.

We have not paid any cash dividends since becoming an independent, publicly traded company. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if and when we commence paying dividends. The declaration and amount of any dividends to holders of our common stock will be at the discretion of our Board and will depend upon many factors, including our financial condition, earnings, cash flows, capital requirements of our business, covenants associated with our debt obligations, legal requirements, regulatory constraints, industry practice and any other factors the Board deems relevant.

The following graph shows the yearly changes, for the period from August 3, 2021 (the first day our common stock began trading on the NYSE) to January 31, 2026, in the cumulative total shareholder return of our common stock compared to the Standard & Poor’s (“S&P”) 500 Composite Stock Price Index (“S&P 500 Index”) and the S&P 500 Consumer Discretionary Distribution & Retail Index. The returns are calculated by assuming a $100 investment in our common stock or the indicated index at the closing price on August 3, 2021, including reinvestment of dividends.

COMPARISON OF YEARLY CHANGES IN CUMULATIVE TOTAL SHAREHOLDER RETURN AMONG VICTORIA'S SECRET & CO., THE S&P 500 INDEX AND THE S&P 500 CONSUMER DISCRETIONARY DISTRIBUTION & RETAIL INDEX



Comparison of 54-Month Cumulative Total Return
DOLLARS
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8/03/21
1/29/22
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2/03/24
2/01/25
1/31/26
Victoria's Secret & Co.
S&P 500 Index
S&P 500 Consumer Discretionary Distribution & Retail Index

The following table provides our repurchases of our common stock during the fourth quarter of 2025:

Period	Total Number of Shares Purchased (a)	Average Price Paid per Share (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet be Purchased Under the Plans or Programs (c)
	(in thousands)			(in thousands)
November 2, 2025 - November 29, 2025 ("November 2025")	9	$ 34.60	—	$ 250,000
November 30, 2025 - January 3, 2026 ("December 2025")	20	43.94	—	250,000
January 4, 2026 - January 31, 2026 ("January 2026")	18	53.99	—	250,000
Total	47		—	

(a) For the fourth quarter of 2025, the total number of shares repurchased includes shares repurchased in connection with tax withholding payments due upon vesting of employee restricted stock awards and the use of our common stock to pay the exercise price on employee stock options.

(b) The average price paid per share includes any broker commissions.

(c) The share repurchase program announced on March 6, 2024 (the "March 2024 Share Repurchase Program") authorizes the purchase of up to $250 million of our common stock, subject to market conditions and other factors. The March 2024 Share Repurchase Program is open-ended in term and will continue until exhausted. For additional share repurchase program information, see Note 16 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

ITEM 6. RESERVED.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

We caution that any forward-looking statements (as such term is defined in the U.S. Private Securities Litigation Reform Act of 1995) contained in this Annual Report on Form 10-K or made by us, our management, or our spokespeople involve risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. Accordingly, our future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements, and any future performance or financial results expressed or implied by such forward-looking statements are not guarantees of future performance. Forward-looking statements include, without limitation, statements regarding our future operating results, the implementation and impact of our strategic plans, and our goals, intentions, beliefs and expectations. Words such as "estimate," "commit," "will," "target," "goal," "project," "plan," "believe," "seek," "strive," "expect," "anticipate," "intend," "continue," "potential" or the negative of these words and any similar expressions are intended to identify forward-looking statements. Risks associated with the following factors, among others, could affect our results of operations and financial performance and cause actual results to differ materially from those expressed or implied in any forward-looking statements:

• general economic conditions, inflation and changes in consumer confidence and consumer spending patterns;

• market disruptions including pandemics or significant health hazards, severe weather conditions, natural disasters, terrorist activities, financial crises, political crises or other major events, or the prospect of these events;

• uncertainty in the global trade environment, including the imposition or threatened imposition of tariffs or other trade policies;

• our ability to successfully implement our strategic plan;

• difficulties arising from changes and turnover in company leadership or other key positions;

• our ability to attract, develop and retain qualified associates and manage labor-related costs;

• our dependence on traffic to our stores and the availability of suitable store locations on satisfactory terms;

• our ability to successfully operate and expand internationally and related risks;

• the operations and performance of our franchisees, licensees, wholesalers and joint venture partners;

• our ability to successfully operate and grow our direct channel business;

- our ability to protect our reputation and the image and value of our brands;

- our ability to attract customers with marketing, advertising and promotional programs;

- the highly competitive nature of the retail industry and the segments in which we operate;

- consumer acceptance of our products and our ability to manage the life cycle of our brands, remain current with fashion trends, and develop and launch new merchandise and product lines successfully;

- our ability to integrate acquired businesses and realize the benefits and synergies sought with such acquisitions;

- our ability to incorporate artificial intelligence and other emerging technologies into our business operations successfully and ethically while effectively managing the associated risks;

- our ability to source materials and produce, distribute and sell merchandise on a global basis, including risks related to:

  - political instability and geopolitical conflicts;

  - environmental hazards and natural disasters;

  - significant health hazards and pandemics;

  - delays or disruptions in shipping and transportation and related pricing impacts;

  - foreign currency exchange rate fluctuations; and

  - disruption due to labor disputes;

- our geographic concentration of production and distribution facilities in central Ohio and Southeast Asia;

- the ability of our vendors to manufacture and deliver products in a timely manner, meet quality standards and comply with applicable laws and regulations;

- fluctuations in freight, product input and energy costs;

- our and our third-party service providers' ability to implement and maintain information technology systems and to protect associated data and system availability;

- our ability to maintain the security and privacy of customer, associate, third-party and company information;

- stock price volatility;

- shareholder activism matters;

- our ability to maintain our credit ratings;

- our ability to comply with legal and regulatory requirements; and

- legal, tax, trade and other regulatory matters.

All forward-looking statements are made only as of the date of this Annual Report on Form 10-K. Except as may be required by law, we assume no obligation and do not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this Annual Report on Form 10-K to reflect circumstances existing after the date of this report or to reflect the occurrence of future events, even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized. Additional information regarding these and other factors can be found in "Item 1A. Risk Factors" in this Annual Report on Form 10-K.

The following discussion and analysis of financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as codified in the Accounting Standards Codification ("ASC"). The following information should be read in conjunction with our financial statements and the related notes included in Item 8. Financial Statements and Supplementary Data.

Our operating results are generally impacted by economic changes. Accordingly, we monitor the retail environment using certain key industry performance indicators including competitor performance and mall traffic data. These metrics can provide insight into consumer spending patterns and shopping behavior in the current retail environment and assist us in assessing our performance as well as the potential impact of industry trends on our future operating results. Additionally, we evaluate a number of key performance indicators including comparable sales, gross profit, operating income and other performance metrics such as sales per average selling square foot in assessing our performance. To evaluate our net sales, we utilize traffic, conversion (which we define as the percentage of customers who visit our stores or digital sites and make a purchase), units per transaction, average unit retail (which we define as the average price per unit purchased) and average transaction value (which we define as units per transaction multiplied by average unit retail).

Executive Overview

Victoria's Secret & Co. operates two market-leading intimate apparel brands, Victoria's Secret and PINK, complemented by an industry-leading beauty business, and Adore Me:

- **Victoria's Secret** – A sexy, glamorous and luxurious brand and global leader in women's intimate apparel, renowned for its innovative, fashion-inspired collections for women around the world.

- **PINK** – A playful, bold and irreverent lifestyle intimates and apparel brand for young women.

- **Adore Me** – A direct-to-consumer lingerie and apparel brand focused on serving women across all budgets and phases of life. DailyLook, acquired through the Adore Me transaction, operates as a digitally-based, premium subscription styling service for women's apparel and accessories.

Our merchandise is available in our company-operated retail stores across the U.S., Canada and China, through our company-owned digital channels, and internationally through stores, websites and mobile applications operated by our partners. With a presence in approximately 70 countries, we benefit from strong global brand recognition, a compelling product assortment and a deep, lasting connection with our customers.

We are dedicated to continuous growth and operational excellence, focusing on execution of our strategic plan to drive long-term, sustainable value for our stockholders.

Tariffs and Macro Environment

We face some near-term headwinds and ongoing uncertainty in the global trade environment, which we have and will continue to manage aggressively. We estimate tariffs, net of mitigation efforts, negatively impacted operating income by approximately $85 million in 2025.

On February 20, 2026, the U.S. Supreme Court struck down certain tariffs imposed under the IEEPA. Following the Supreme Court's decision, the U.S. administration announced a new 10% global tariff under Section 122 of the Trade Act of 1974, subject to certain exceptions. It is unclear at this time what impact these decisions will have on our results of operations, including whether we will be able to obtain refunds for amounts previously paid for the IEEPA tariffs, any changes in tariff levels, or the imposition of new tariffs through other means. We continue to identify and execute mitigation strategies as the tariff environment evolves.

Security Incident Involving Information Technology Systems

As previously disclosed, on May 24, 2025, we detected a security incident involving our information technology systems. We immediately enacted our response protocols and the incident has been resolved. All systems were restored and fully operational in the second quarter of 2025.

We conducted an investigation to ascertain the full scope and impact of the incident. This incident did not cause a material disruption to our operations or material adverse impact to our financial results. We estimate the security incident negatively impacted 2025 net sales by approximately $20 million and operating income by approximately $14 million, which does not consider the impact of any potential insurance recoveries in future periods. We maintain cybersecurity insurance and the claim process for potential insurance recoveries related to this incident is ongoing.

Growth Strategies

Path to Potential: Strength, Innovation and Growth

We are operating from a position of strength. As the world's largest intimate apparel company, we have a powerful foundation for growth with a leading market share, tens of millions of active and loyal customers and one of the most engaged brand communities on social media.

We build on this strength by evolving our business, leading the industry and unlocking new opportunities. Our growth plan, which we call "Path to Potential," is built around four key priorities that we believe will allow us to strengthen Victoria's Secret and PINK and evolve how we go to market and connect with our customers. These priorities are designed to accelerate growth, differentiate our brands and reinforce our authority in North America and internationally.

1. **Supercharge Our Bra Authority**

   We will build on our industry-leading bra authority to be her number one destination for all bras:

   - Bras are at the center of the Victoria's Secret brand. We are focused on delivering a compelling bra assortment that meets her evolving and diverse lifestyle needs through a consistent pipeline of fashion and innovation and industry-leading fit and function.

- We are strengthening our marketing message and elevating the omnichannel experience to educate our customer with authority, anchored through our in-store bra fitting expertise. This expertise is a key differentiator, enabling us to deepen emotional connections and build long-term customer relationships.

- When we win in bras, we strengthen the Victoria's Secret brand overall, which extends into adjacent categories like sport, swim and sleep, allowing us to serve her across more occasions in her life.

2. **Recommit to PINK**

PINK has long been a brand with deep emotional connections for young women. We are committing to PINK by revitalizing our brand relevance and market position with this core customer:

- We are building PINK as an apparel-led lifestyle brand, anchored by icon styles and supported by a consistent cadence of fashion newness across apparel and intimates.

- We are deepening our relationship with the customer by understanding her more deeply and meeting her where she engages digitally and culturally, through entertainment, community and culture-driven experiences designed to connect with her in the way she prefers.

3. **Fuel Growth in Beauty**

We have a powerhouse global beauty business that customers love. Scent, which is at the center of our beauty portfolio, drives loyalty like few other categories can and further diversifies our business model from a category and geography perspective.

- Scent is our secret weapon in beauty and we deliver compelling offerings across fine fragrance, mists and other products, with seasonal refreshment to excite our customers. Through scent, we build connections to the moments that matter most in her life. Our award-winning Bombshell fragrance exemplifies this connection.

- Beauty is also a key driver of our international business, with dedicated beauty-only stores and distribution through travel retail at the world's premier travel hubs. This global footprint expands brand awareness and strengthens our connection with customers worldwide.

- We are investing in continued growth of beauty by building on our industry-leading fragrance business and expanding into new opportunities, including a differentiated beauty offering for PINK.

4. **Evolve Our Brand Projection & Go-To-Market Strategy**

As culture, technology and shopping behaviors shift, so must our go-to-market strategy. By staying true to our identity while adapting how we engage, inspire and serve, we will deepen connections with existing customers and attract new customers while strengthening loyalty and driving long-term growth:

- We are creating stronger differentiation between Victoria's Secret and PINK in everything from product to marketing to experience. We will ensure that each brand is distinct but also complementary in a single ecosystem.

- We are elevating Victoria's Secret as sexy, glamorous and luxurious while modernizing PINK to be bold, playful and irreverent.

- We are becoming more agile and culturally connected, creating real-time moments that resonate with our customers and keep us at the center of conversation.

- We are leveraging the full marketing funnel and building brand centric, best-in-class omnichannel experiences to engage with her on her terms.

Key Enablers: Making it Happen

To successfully fuel growth, deepen customer loyalty and elevate our brands, we must operate with focus, agility and excellence. We are reinforcing three essential capabilities that we believe will empower us to move faster, innovate more boldly and deliver a seamless experience across every touchpoint. These enablers will ensure that our strategy is not just aspirational; it is actionable, sustainable and built to drive results.

- <u>Customer-Centric Performance Culture:</u> By deeply understanding our customers, including how they shop, what they value and what inspires their loyalty, we will create stronger connections, drive repeat engagement and fuel sustainable growth. A culture centered on the customer empowers associates to innovate and deliver experiences that not only meet her expectations but exceed them, turning transactions into lasting relationships.

- <u>Evolved Product Development Process:</u> We are moving to a product development process with multiple tracks tailored to specific needs, making our teams faster, more agile and more innovative not just in bra development but also apparel and adjacent categories.

- Efficient Operating Model: We are focused on doing fewer things better, investing where it matters most to our customers and streamlining costs in non-customer-facing areas.

The Road Ahead

This strategy is more than a plan; it is a commitment to elevating our brands, winning the next generation of customers and reinforcing our leadership in intimate apparel and beyond. We have aligned our leadership structure to ensure our brands have the dedicated talent and expertise necessary to deliver our Path to Potential strategy. With clarity, discipline and a relentless focus on our customer, we can unlock new levels of growth, innovation and impact, delivering value for our associates, our customers and our stockholders.

2025 Overview

At the beginning of 2025, we laid out our Path to Potential strategy built on four pillars: supercharging our bra authority, recommitting to PINK, fueling growth in beauty and evolving our brand projection and go-to-market strategy. We aligned our leadership structure this year around our brands and strategy. Our strategy, which is focused on creating emotionally compelling product, building brand heat and deepening our connection with the customer, was highlighted by the Victoria's Secret Fashion Show in October 2025. Throughout the year, we executed our strategy with focus and discipline, driving comparable sales up 5%. Additionally, gross profit increased $100 million, or 4%, compared to 2024, despite net tariff pressure of approximately $85 million in 2025.

Net sales overall increased 5%, to $6.553 billion, compared to 2024. In North America, net sales in our stores channel increased 3% and net sales in our direct channel remained flat compared to 2024. Average unit retail and traffic, on a comparable basis, increased in our North American stores and direct channels compared to 2024. Net sales in our international channel increased 27% compared to 2024.

Gross profit in 2025 increased $100 million, to $2.384 billion, compared to 2024 and our gross profit rate (expressed as a percentage of net sales) decreased to 36.4% from 36.7% compared to 2024. The increase in gross profit was primarily driven by an increase in net sales, a decrease in promotional activity and an increase in regular-priced selling, partially offset by an increase in net tariff costs. Our buying and occupancy expenses in 2025 were approximately flat compared to 2024.

Operating income in 2025 decreased $39 million, to $271 million, compared to 2024 and our operating income rate (expressed as a percentage of net sales) decreased to 4.1% from 5.0% compared to 2024. Despite the increase in gross profit, operating income in 2025 was negatively impacted by certain non-recurring charges, which included a $120 million charge related to the impairment of certain Adore Me long-lived assets.

Net income attributable to Victoria's Secret & Co. in 2025 decreased $4 million, to $161 million, compared to 2024, and net income per diluted share decreased $0.12, to $1.93, compared to 2024.

We ended 2025 with cash and cash equivalents of $518 million, an increase of $291 million compared to 2024. We generated $499 million in operating cash flows in 2025, an increase of $74 million compared to 2024.

Looking ahead, we will remain focused on managing costs, while continuing to invest in product innovation, brand strength and the customer experience. Together with the solid operational foundation we have built, we believe these efforts position us to scale effectively and give us confidence in our ability to drive sustainable long-term value for our stockholders.

For additional information related to our 2025 financial performance, see "Results of Operations – 2025 Compared to 2024." For a discussion of our financial condition and results of operations for 2024 compared to 2023, refer to "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended February 1, 2025, filed with the SEC on March 21, 2025.

Non-GAAP Financial Information

In addition to our results provided in accordance with GAAP above and throughout this Annual Report on Form 10-K, provided below are non-GAAP financial measures that present operating income, net income attributable to Victoria's Secret & Co. and net income per diluted share attributable to Victoria's Secret & Co. in 2025 and 2024 on an adjusted basis, which remove certain non-recurring, infrequent or unusual items that we believe are not indicative of the results of our ongoing operations due to their size and nature. The intangible asset amortization excluded from these non-GAAP financial measures is excluded because the amortization, unlike the related revenue, is not affected by operations of any particular period unless an intangible asset becomes impaired or the estimated useful life of an intangible asset is revised. We use adjusted financial information as key performance measures of our results of operations for the purpose of evaluating performance internally. These non-GAAP measurements are not intended to replace the presentation of our financial results in accordance with GAAP. Instead, we believe that the presentation of adjusted financial information provides additional information to investors to facilitate the comparison of past and present operations. Further, our definition of non-GAAP financial measures may differ from similarly titled measures used by other companies. The table below reconciles the most directly comparable GAAP financial measure to each non-GAAP financial measure.

(in millions, except per share amounts)	2025	2024
Reconciliation of Reported to Adjusted Operating Income		
Reported Operating Income — GAAP	$ 271	$ 310
Adore Me Long-Lived Assets Impairment (a)	120	—
Interchange Fee Settlement (b)	(69)	—
Adore Me and DailyLook Fulfillment Center Restructuring (c)	36	—
Amortization of Intangible Assets (e)	19	25
Organizational Restructuring and Other One-time Items (f)	20	13
Adore Me Acquisition-related Items (g)	6	4
Equity Method Investment Impairment and Related Charges (h)	—	22
Adjusted Operating Income	$ 403	$ 373
Reconciliation of Reported to Adjusted Net Income Attributable to Victoria's Secret & Co.		
Reported Net Income Attributable to Victoria's Secret & Co. — GAAP	$ 161	$ 165
Adore Me Long-Lived Assets Impairment (a)	120	—
Interchange Fee Settlement (b)	(69)	—
Adore Me and DailyLook Fulfillment Center Restructuring (c)	36	—
China Deferred Tax Asset Valuation Reserve Release (d)	12	—
Amortization of Intangible Assets (e)	19	25
Organizational Restructuring and Other One-time Items (f)	20	13
Adore Me Acquisition-related Items (g)	6	9
Equity Method Investment Impairment and Related Charges (h)	—	22
Tax Effect of Adjusted Items	(55)	(16)
Adjusted Net Income Attributable to Victoria's Secret & Co.	$ 250	$ 218
Reconciliation of Reported to Adjusted Net Income Per Diluted Share Attributable to Victoria's Secret & Co.		
Reported Net Income Per Diluted Share Attributable to Victoria's Secret & Co. — GAAP	$ 1.93	$ 2.05
Adore Me Long-Lived Assets Impairment (a)	1.08	—
Interchange Fee Settlement (b)	(0.62)	—
Adore Me and DailyLook Fulfillment Center Restructuring (c)	0.33	—
China Deferred Tax Asset Valuation Reserve Release (d)	(0.14)	—
Amortization of Intangible Assets (e)	0.17	0.23
Organizational Restructuring and Other One-time Items (f)	0.19	0.13
Adore Me Acquisition-related Items (g)	0.07	0.08
Equity Method Investment Impairment and Related Charges (h)	—	0.21
Adjusted Net Income Per Diluted Share Attributable to Victoria's Secret & Co.	$ 3.00	$ 2.69

_____

(a)   In 2025, we recognized pre-tax expense of $120 million ($90 million after-tax), $116 million included in general, administrative and store operating expense and $4 million included in buying and occupancy expense, related to the impairment of certain Adore Me long-lived tangible and intangible assets. For additional information, see Note 8, "Intangible Assets" to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

(b)   In 2025, we recognized a pre-tax gain, net of related administrative expenses, of $69 million ($52 million after-tax) in general, administrative and store operating expense, related to the resolution of a credit card interchange fee litigation matter in which we were a plaintiff. For additional information, see Note 1, "Description of Business, Basis of Presentation and Summary of Significant Accounting Policies" to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

(c)   In 2025, we recognized a pre-tax charge of $36 million ($28 million after-tax), included in costs of goods sold, buying and occupancy expense, related to inventory reserves and severance expense as a result of unique operational disruptions that led to the restructuring of our Adore Me and DailyLook fulfillment operations. For additional information, see Note 5, "Inventories" to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

(d)   In 2025, we recognized a tax benefit of $24 million ($12 million net of $12 million net income attributable to noncontrolling interest) related to the full release of our valuation allowance on the deferred tax assets of our consolidated joint venture in China. For additional information, see Note 10, "Income Taxes" to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

(e)   In 2025 and 2024, we recognized amortization expense of $19 million and $25 million ($14 million and $19 million after-tax, respectively) in general, administrative and store operating expense, related to our definite-lived intangible assets. For additional information, see Note 8, "Intangible Assets" to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

(f)   In 2025, we recognized pre-tax charges of $20 million ($16 million after-tax), $17 million included in general, administrative and store operating expense and $3 million included in buying and occupancy expense, related to activities to continue to restructure our executive leadership team and organizational structure, as well as net expense related to other one-time items. In 2024, we recognized a pre-tax charge of $13 million ($11 million after-tax) in general, administrative and store operating expense related to the appointment of a new CEO and the elimination of two executive officer roles to restructure our executive leadership team. For additional information, see Note 4, "Restructuring Activities" to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

(g)   In 2025, we recognized pre-tax expense of $6 million ($5 million after-tax) included in general, administrative and store operating expense related to the financial impact of purchase accounting items and professional service costs related to the acquisition of Adore Me. In 2024, we recognized pre-tax expense of $9 million ($6 million after-tax), expense of $4 million included in general, administrative and store operating expense and interest expense of $5 million, related to the financial impact of purchase accounting items related to the acquisition of Adore Me. For additional information, see Note 1, "Description of Business, Basis of Presentation and Summary of Significant Accounting Policies" to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

(h)   In 2024, we recognized pre-tax expense of $22 million ($17 million after-tax) in costs of goods sold, buying and occupancy expense related to impairment and other charges for certain of our equity method investments. For additional information, see Note 1, "Description of Business, Basis of Presentation and Summary of Significant Accounting Policies" to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

Company-Operated Store Data

The following table compares 2025 U.S. company-operated store data to 2024:

	2025	2024	% Change
Sales per Average Selling Square Foot (a)(b)	$ 624	$ 589	6%
Sales per Average Store (in thousands) (a)(b)	$ 4,305	$ 4,038	7%
Average Store Size (selling square feet)	6,912	6,880	—%
Total Selling Square Feet (in thousands)	5,315	5,421	(2%)

_____

(a)   Sales per average selling square foot and sales per average store, which are indicators of store productivity, are calculated based on store sales for the period divided by the average, including the beginning and end of period, of total square footage and store count, respectively.

(b)   Excludes the impact of the cumulative adjustment recognized as a result of the change in accounting estimate related to outstanding gift cards in the fourth quarter of 2024. For additional information, see Note 2, "Revenue Recognition" to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

The following table represents store data for 2025:

	Stores at February 1, 2025	Opened	Closed	Stores at January 31, 2026
Company-Operated:				
U.S.	782	15	(31)	766
Canada	24	1	(1)	24
Subtotal Company-Operated	806	16	(32)	790
China Joint Venture:				
Beauty & Accessories (a)	30	—	(10)	20
Full Assortment	40	6	(1)	45
Subtotal China Joint Venture	70	6	(11)	65
Partner-Operated:				
Beauty & Accessories	324	52	(26)	350
Full Assortment	181	37	(6)	212
Subtotal Partner-Operated	505	89	(32)	562
Adore Me	6	—	(3)	3
Total	**1,387**	**111**	**(78)**	**1,420**

(a)   Includes six partner-operated stores at January 31, 2026.

The following table represents store data for 2024:

	Stores at February 3, 2024	Opened	Closed	Stores at February 1, 2025
Company-Operated:				
U.S.	808	16	(42)	782
Canada	23	1	—	24
Subtotal Company-Operated	831	17	(42)	806
China Joint Venture:				
Beauty & Accessories (a)	34	3	(7)	30
Full Assortment	36	4	—	40
Subtotal China Joint Venture	70	7	(7)	70
Partner-Operated:				
Beauty & Accessories	307	30	(13)	324
Full Assortment	156	30	(5)	181
Subtotal Partner-Operated	463	60	(18)	505
Adore Me	6	—	—	6
Total	**1,370**	**84**	**(67)**	**1,387**

(a)   Includes thirteen partner-operated stores at February 1, 2025.

Results of Operations — 2025 Compared to 2024

The following information summarizes our results of operations for 2025 compared to 2024.

Operating Income

For 2025, operating income decreased $39 million, to $271 million, compared to operating income of $310 million in 2024, and the operating income rate (expressed as a percentage of net sales) decreased to 4.1% from 5.0%. The drivers of the operating income results are discussed in the following sections.

Net Sales

The following table provides net sales for 2025 in comparison to 2024:

	2025		2024		% Change
	(in millions)				
Stores — North America	$	3,544	$	3,428	3%
Direct		2,042		2,042	—%
International (a)		967		760	27%
Total Net Sales	**$**	**6,553**	**$**	**6,230**	**5%**

_____

(a)   Results include consolidated joint venture sales in China, royalties associated with franchise partner sales, wholesale sales, and beginning in the third quarter of 2025 direct sales in the European Union. Prior to the third quarter of 2025, direct sales in the European Union are reported in the Direct channel. Direct sales in the European Union reported in the International channel were $44 million in 2025.

The following table compares 2025 comparable sales to 2024:

	2025	2024
Comparable Sales (Stores and Direct) (a)	5%	0%
Comparable Store Sales (a)	4%	(2%)

_____

(a)   Comparable sales results for 2025 exclude the impact from lost sales from our direct channels during the period of time the direct channels were closed as a result of the May 2025 security incident involving our information technology systems. The percentage change in comparable sales represents direct and comparable store sales. The percentage change in comparable store sales represents the change in sales at comparable stores only and excludes the change in sales from our direct channels. The change in comparable sales provides an indication of period over period growth (decline). A store is typically included in the calculation of comparable sales when it has been open 12 months or more and it has not had a change in selling square footage of 20% or more. Individual stores are excluded from the comparable sales calculation if they have been closed for four consecutive days or more and direct channels are excluded from the comparable sales calculation if they have been closed for 24 consecutive hours or more. Upon re-opening, the stores and direct channels are included in the calculation. Additionally, stores are excluded if total selling square footage in the mall changes by 20% or more through the opening or closing of a second store. The percentage change in comparable sales is calculated on a comparable calendar period as opposed to a fiscal basis. Comparable sales attributable to our international stores are calculated on a constant currency basis.

Net sales in 2025 increased $323 million, or 5%, to $6.553 billion compared to $6.230 billion in 2024.

In the stores channel, our North America net sales increased $116 million, or 3%, to $3.544 billion compared to 2024 driven by an increase in average transaction value due to an increase in average unit retail, while units per transaction remained flat. The increase in net sales in our stores channel was also driven by an increase in conversion, partially offset by a slight decrease in traffic compared to 2024. On a comparable basis, traffic in the stores channel increased compared to 2024.

In the direct channel, net sales remained flat at $2.042 billion compared to 2024, as increases in traffic, average unit retail and units per order for Victoria's Secret and PINK were partially offset by a decrease in conversion. Net sales in our direct channel in 2025 were negatively impacted due to a shift in the reporting of net sales to the international channel as a result of a change of fulfillment location whereby direct sales to customers in the European Union are now fulfilled by our distribution center in Europe as opposed to our distribution center in the Columbus, Ohio area. Additionally, we estimate the website closure due to the security incident negatively impacted net sales in the second quarter of 2025 by approximately $20 million.

In the international channel, net sales increased $207 million, or 27%, to $967 million compared to 2024. The increase in net sales in 2025 compared to 2024 was primarily driven by increases in net sales in China, sourcing sales to our partners, our wholesale arrangements and royalties earned associated with franchise sales in many countries outside of North America. The increase in net sales in 2025 compared to 2024 was also as a result of a shift in the reporting of net sales to the international channel due to a change of fulfillment location whereby direct sales to customers in the European Union are now fulfilled by our distribution center in Europe as opposed to our distribution center in the Columbus, Ohio area.

The following table provides a reconciliation of net sales from 2024 to 2025:

	(in millions)
2024 Net Sales	$ 6,230
Sales Associated with Stores Included in the Comparable Stores Calculation	130
Sales Associated with New, Closed and Non-comparable Remodeled Stores, Net	(6)
Direct Channels (a)	113
Credit Card Programs	5
International Wholesale, Royalty and Sourcing	78
Foreign Currency Translation	3
2025 Net Sales	$ 6,553

_____

(a)   Results include net sales for all direct channels operated by the Company (in North America and International) and the direct sales in China operated by our consolidated joint venture.

Gross Profit

For 2025, our gross profit increased $100 million to $2.384 billion, and our gross profit rate (expressed as a percentage of net sales) decreased to 36.4% from 36.7%.

For 2025, the increase in gross profit dollars compared to 2024 was due to the increase in merchandise margin dollars primarily driven by an increase in net sales, a decrease in promotional activity, an increase in regular-priced selling and $22 million of impairment and related charges for certain of our equity method investments in 2024. The increase in gross profit dollars compared to 2024 was partially offset by an increase in net tariff costs of approximately $85 million and $36 million of inventory reserves and severance expense as a result of the restructuring of our Adore Me and DailyLook fulfillment operations in 2025. Buying and occupancy expenses were approximately flat compared to 2024 as a decrease in occupancy expenses was offset primarily by an increase in incentive compensation expenses in 2025.

The gross profit rate decrease compared to 2024 was primarily driven by an increase in net tariff costs and an increase in inventory reserves and severance expense related to the restructuring of our Adore Me and DailyLook fulfillment operations. These drivers were partially offset by leverage in buying and occupancy expenses, a decrease in promotional activity, an increase in regular-priced selling and the impairment and related charges for certain of our equity method investments recorded in 2024.

General, Administrative and Store Operating Expenses

For 2025, our general, administrative and store operating expenses increased $139 million, or 7%, to $2.113 billion. The increase in general, administrative and store operating expenses compared to 2024 was primarily driven by $116 million of impairment charges for certain Adore Me long-lived assets and increases in store selling expenses, marketing expenses and incentive compensation expenses, partially offset by a $69 million gain related to the resolution of a credit card interchange fee litigation matter in which we were a plaintiff in 2025.

The general, administrative and store operating expense rate (expressed as a percentage of net sales) increased to 32.3% from 31.7% due to the expenses noted above, partially offset by leverage driven by the increase in net sales compared to 2024.

Interest Expense

For 2025, our interest expense decreased $16 million to $70 million compared to 2024, primarily due to our lower average outstanding debt and lower average borrowing rate for our ABL Facility and Term Loan Facility.

Provision for Income Taxes

For 2025, our effective tax rate was 9.2% compared to 23.6% in 2024. The 2025 rate differed from our combined estimated federal and state statutory rate primarily due to the $24 million valuation allowance release on the deferred tax assets of our consolidated joint venture in China. The 2024 rate differed from our combined estimated federal and state statutory rate primarily due to foreign earnings taxed at a rate lower than our combined estimated federal and state statutory rate, partially offset by additional tax expense related to share-based compensation awards that vested in 2024.

FINANCIAL CONDITION

Liquidity and Capital Resources

Liquidity, or access to cash, is an important factor in determining our financial stability. We are committed to maintaining adequate liquidity. Cash generated from our operating activities provides the primary resources to support current operations, growth initiatives, seasonal funding requirements and capital expenditures. Net cash provided by our operating activities is impacted by our net income and working capital changes. Our net income is impacted by, among other things, sales volume, seasonal sales patterns, success of new product introductions, profit margins and income taxes. Historically, sales are higher during the fourth quarter of the fiscal year due to seasonal and holiday-related sales patterns. Generally, our need for working capital peaks during the summer and fall months as inventory builds in anticipation of the holiday season.

Our ability to fund our operating needs is primarily dependent upon our ability to continue to generate positive cash flow from operations, as well as borrowing capacity under our ABL Facility, which we rely on to supplement cash generated by our operating activities, particularly when our need for working capital peaks in the summer and fall months as discussed above. Management believes that our cash balances and funds provided by operating activities, along with the borrowing capacity under our ABL Facility, taken as a whole, provide (i) adequate liquidity to meet all of our current and long-term obligations when due, (ii) adequate liquidity to fund capital expenditures, and (iii) flexibility to consider investment opportunities that may arise. However, certain investment opportunities or seasonal funding requirements may require us to seek additional debt or equity financing, and there can be no assurance that we will be able to obtain additional debt or equity financing on acceptable terms, if at all, in the future.

We expect to utilize our cash flows to continue to invest in our brands, talent, capabilities and growth strategies as well as to repay our indebtedness over time. We believe that our available short-term and long-term capital resources are sufficient to fund our working capital and other cash flow requirements over the next 12 months.

Working Capital and Capitalization

Based upon our cash balances and net cash provided by our operating activities, along with the borrowing capacity under our ABL Facility, we believe we will be able to continue to meet our working capital needs.

The following table provides a summary of our working capital position and capitalization as of January 31, 2026 and February 1, 2025:

	January 31, 2026	February 1, 2025
	(in millions)	
Net Cash Provided by Operating Activities (a)	$ 499	$ 425
Capital Expenditures (a)	187	178
Working Capital	376	66
Capitalization:		
Long-term Debt	971	973
Victoria's Secret & Co. Shareholders' Equity	856	640
Total Capitalization	$ 1,827	$ 1,613
Amounts Available Under the ABL Facility (b)	$ 589	$ 533

———————————

(a)   Amounts shown represent the fifty-two-week periods ended January 31, 2026 and February 1, 2025.

(b)   For the period ended January 31, 2026, the availability under the ABL Facility was limited by our borrowing base of $606 million, less letters of credit of $17 million. For the period ended February 1, 2025, the availability was limited by our borrowing base of $550 million, less letters of credit of $17 million.

The following table provides certain measures of liquidity and capital resources as of January 31, 2026 and February 1, 2025:

	January 31, 2026	February 1, 2025
Debt-to-capitalization Ratio (a)	53%	60%
Net Cash Provided by Operating Activities to Capital Expenditures	267%	239%

———————————

(a)   Long-term debt divided by total capitalization.

Cash Flow

The following table provides a summary of our cash flow activity for the fiscal years ended January 31, 2026 and February 1, 2025:

	2025	2024
	(in millions)	
Cash and Cash Equivalents, Beginning of Year	$ 227	$ 270
Net Cash Provided by Operating Activities	499	425
Net Cash Used for Investing Activities	(184)	(153)
Net Cash Used for Financing Activities	(24)	(315)
Net Increase (Decrease) in Cash and Cash Equivalents	291	(43)
Cash and Cash Equivalents, End of Year	$ 518	$ 227

Operating Activities

Net cash provided by operating activities reflects net income adjusted for non-cash items, including depreciation and amortization, asset impairment charges, share-based compensation expense and deferred tax expense, as well as changes in working capital. Net cash provided by operating activities in 2025 was $499 million, an increase in net cash provided by operating activities of $74 million compared to 2024. The increase in net cash provided by operating activities in 2025 was primarily driven by an increase in net income of $20 million, net of the non-cash items noted above, and a decrease in payments for contingent compensation related to the acquisition of Adore Me of $38 million, partially offset by higher net operating cash outflows associated with working capital changes of $47 million. The most significant working capital driver resulting in the increase in net operating cash flows in 2025 compared to 2024 is related to the timing of payments for the increase in inventory levels and increased duty accruals related to the additional tariffs imposed in 2025. The increase in inventory levels is primarily related to continued growth in the international channel and our European distribution center, as well as increased average unit costs driven by the tariffs imposed in 2025.

Investing Activities

Net cash used for investing activities in 2025 was $184 million, consisting primarily of capital expenditures of $187 million. The capital expenditures were primarily related to our store capital program and investments in technology and logistics related to our strategic initiatives to drive growth and support productivity.

Net cash used for investing activities in 2024 was $153 million, consisting primarily of capital expenditures of $178 million, partially offset by $25 million of proceeds on the sale of certain non-store corporate-related assets. The capital expenditures were primarily related to our store capital program and investments in technology related to our strategic initiatives to drive growth.

We estimate capital expenditures in the range of $220 million to $240 million in fiscal year 2026. We expect that our capital expenditures will be focused on investing in our store capital program and the customer experience, along with investments in technology and logistics to support our strategic initiatives to drive growth and operating efficiencies.

Financing Activities

Net cash used for financing activities in 2025 was $24 million, consisting primarily of offsetting $545 million borrowings and repayments under the ABL Facility and $15 million of tax payments related to share-based awards.

Net cash used for financing activities in 2024 was $315 million, consisting primarily of $605 million of repayments under the ABL Facility and $161 million of payments for deferred consideration and contingent consideration related to the acquisition of Adore Me, partially offset by borrowings of $460 million from the ABL Facility.

Common Stock Share Repurchases & Treasury Stock Retirements

Our Board determines share repurchase authorizations, giving consideration to our levels of profit and cash flows, capital requirements, current and forecasted liquidity, the restrictions placed upon us by our borrowing arrangements, as well as financial and other conditions existing at the time. We use cash flows provided by our operating activities to fund any share repurchases. Once authorized by our Board of Directors, the timing and amount of any share repurchases are made at our discretion, taking into account a number of factors, including market conditions.

March 2024 Share Repurchase Program

In March 2024, our Board approved a share repurchase program ("March 2024 Share Repurchase Program"), authorizing the repurchase of up to $250 million of our common stock, subject to market conditions and other factors, through open market, accelerated share repurchase or privately negotiated transactions, including pursuant to one or more Rule 10b5-1 trading plans. The March 2024 Share Repurchase Program is open-ended in term and will continue until exhausted.

We have not repurchased any shares of our common stock under the March 2024 Share Repurchase Program.

Dividend Policy and Procedures

We have not paid any cash dividends since becoming an independent, publicly traded company. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if and when we commence paying dividends. The declaration and amount of any dividends to holders of our common stock will be at the discretion of our Board and will depend upon many factors, including our financial condition, earnings, cash flows, capital requirements of our business, covenants associated with our debt obligations, legal requirements, regulatory constraints, industry practice and any other factors the Board deems relevant. We would use net cash flow provided by operating and financing activities to fund our dividends.

Long-term Debt and Borrowing Facilities

The following table provides our outstanding Long-term Debt balance, net of unamortized debt issuance costs and discounts and any current portion, as of January 31, 2026 and February 1, 2025:

	January 31, 2026	February 1, 2025
	(in millions)	
Senior Secured Debt with Subsidiary Guarantee		
$383 million Term Loan due August 2028 ("Term Loan Facility")	$ 379	$ 382
Asset-based Revolving Credit Facility due May 2030 ("ABL Facility")	—	—
Total Senior Secured Debt with Subsidiary Guarantee	379	382
Senior Debt with Subsidiary Guarantee		
$600 million, 4.625% Fixed Interest Rate Notes due July 2029 ("2029 Notes")	596	595
Total Senior Debt with Subsidiary Guarantee	596	595
Total	975	977
Current Debt	(4)	(4)
Total Long-term Debt, Net of Current Portion	$ 971	$ 973

Cash paid for interest was $66 million and $77 million in 2025 and 2024, respectively.

Issuance of Notes

In July 2021, we issued $600 million of 4.625% notes due in July 2029 in a transaction exempt from registration under the Securities Act of 1933, as amended. The obligation to pay principal and interest on the 2029 Notes is jointly and severally guaranteed on a full and unconditional basis by certain of our wholly-owned subsidiaries. The issuance costs are being amortized through the maturity date and are included within Long-term Debt on the Consolidated Balance Sheets.

Credit Facilities

We have a senior secured term loan B credit facility with an original principal amount of $400 million, which will mature in August 2028. The discounts and issuance costs from the Term Loan Facility are being amortized through the maturity date and are included within Long-term Debt on the Consolidated Balance Sheets. We are required to make quarterly principal payments on the Term Loan Facility in an amount equal to 0.25% of the original principal amount of $400 million. We made principal payments for the Term Loan Facility of $4 million during both 2025 and 2024.

In December 2025, we amended our Term Loan Facility. The amendment reduces the applicable interest rate on loans under the Term Loan Facility (i) in the case of loans bearing interest based on the Term Secured Overnight Financing Rate ("Term SOFR"), to 2.75% and (ii) in the case of alternate base rate loans, to 1.75%. Prior to the amendment, interest on the loans under the Term Loan Facility was calculated by reference to Term SOFR or an alternative base rate, plus an interest rate margin (i) in the case of Term SOFR loans, ranging from 3.36% to 3.68% and (ii) in the case of alternate base rate loans, equal to 2.25%. The obligation to pay principal and interest on the loans under the Term Loan Facility is jointly and severally guaranteed on a full and unconditional basis by certain of our wholly-owned domestic subsidiaries. The loans under the Term Loan Facility are secured on a first-priority lien basis by certain assets of ours and our subsidiary guarantors that do not constitute priority collateral under the ABL Facility and on a second-priority lien basis by priority collateral of the ABL Facility, subject to customary exceptions. As of January 31, 2026, the interest rate on loans under the Term Loan Facility was 6.49%.

We also have a senior secured asset-based revolving credit facility. The ABL Facility allows for borrowings and letters of credit in U.S. dollars or Canadian dollars and has aggregate commitments of $750 million. The availability under the ABL Facility is equal to the lesser of (i) the borrowing base, determined primarily based on our eligible U.S. and Canadian credit card receivables, eligible accounts receivable, eligible inventory and eligible real property, and (ii) the maximum aggregate commitment amount of $750 million.

In May 2025, we amended our ABL Facility. The amendment, among other things, (i) extends the maturity date of the ABL Facility to the earlier of (a) May 2030 and (b) the date that is 91 days prior to the scheduled maturity date of certain outstanding material indebtedness with a principal balance exceeding $50 million to the extent that certain availability and financial covenant thresholds are not met on such date, (ii) reduces the applicable interest rate on borrowings under the ABL Facility (a) in the case of loans bearing interest based on Term SOFR or Term Canadian Overnight Repo Rate Average ("Term CORRA"), to 1.50% to 1.75%, (b) in the case of alternate base rate loans and Canadian base rate loans, to 0.50% to 0.75% and (c) by removing the credit spread adjustment on SOFR-based borrowings and (iii) replaces Canadian Dollar Offered Rate ("CDOR") with Term CORRA with respect to Canadian borrowings.

Prior to the amendment of the ABL Facility, interest on the loans under the ABL Facility was calculated by reference to (i) Term SOFR or an alternative base rate and (ii) in the case of loans denominated in Canadian dollars, Canadian Dollar Offered Rate ("CDOR") or a Canadian base rate, plus an interest rate margin based on average daily excess availability ranging from (x) in the case of CDOR loans, 1.50% to 2.00%, (y) in the case of alternate base rate loans and Canadian base rate loans, 0.50% to 1.00%, and (z) in the case of Term SOFR loans, 1.60% to 2.10%.

Unused commitments under the ABL Facility accrue an unused commitment fee ranging from 0.25% to 0.30%. The obligation to pay principal and interest on the loans under the ABL Facility is jointly and severally guaranteed on a full and unconditional basis by certain of our wholly-owned domestic and Canadian subsidiaries. The loans under the ABL Facility are secured on a first-priority lien basis by our eligible U.S. and Canadian credit card receivables, eligible accounts receivable, eligible inventory and eligible real property and on a second-priority lien basis on substantially all other assets of ours, subject to customary exceptions.

We borrowed $545 million and $460 million from the ABL Facility during 2025 and 2024, respectively, and made repayments of $545 million and $605 million under the ABL Facility during 2025 and 2024, respectively. As of January 31, 2026, there were no borrowings outstanding under the ABL Facility and we had $17 million of outstanding letters of credit that reduced our availability under the ABL Facility. As of January 31, 2026, our remaining availability under the ABL Facility was $589 million.

Our long-term debt and borrowing facilities contain certain financial and other covenants, including, but not limited to, the maintenance of financial ratios. The 2029 Notes and the Term Loan Facility include the maintenance of a consolidated coverage ratio and a consolidated total leverage ratio, and the ABL Facility includes the maintenance of a fixed charge coverage ratio and a debt to earnings before interest, income taxes, depreciation, amortization and rent ("EBITDAR") ratio. The financial covenants could, within specific predefined circumstances, limit our ability to incur additional indebtedness, make certain investments, pay dividends or repurchase shares. As of January 31, 2026, we were in compliance with all covenants under our long-term debt and borrowing facilities.

Credit Ratings

The following table provides our credit ratings as of January 31, 2026:

	Moody's	S&P
Corporate	Ba3	BB-
Senior Secured Debt with Subsidiary Guarantee	Ba2	BB+
Senior Unsecured Debt with Subsidiary Guarantee	B1	BB-
Outlook	Stable	Stable

Contingent Liabilities and Contractual Obligations

The following table provides our contractual obligations, aggregated by type, including the maturity profile as of January 31, 2026:

			Payments Due by Period			
	Total	Less Than 1 Year	1-3 Years	4-5 Years	More than 5 Years	Other
			(in millions)			
Long-term Debt (a)	$ 1,148	$ 57	$ 477	$ 614	$ —	$ —
Future Lease Obligations (b)	2,452	416	673	529	834	—
Purchase Obligations (c)	877	817	56	4	—	—
Other Liabilities (d)	16	—	—	—	—	16
Total	**$ 4,493**	**$ 1,290**	**$ 1,206**	**$ 1,147**	**$ 834**	**$ 16**

_____

(a)   Long-term debt obligations relate to our principal and interest payments for our outstanding debt. Interest payments have been estimated based on the coupon rate for fixed rate obligations. For variable interest rate obligations under the Term Loan Facility, the interest payments have been estimated based on an interest rate of 6.49%, which was the interest rate as of January 31, 2026. For additional information, see Note 11 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

(b)   Future lease obligations primarily represent minimum payments due under store lease agreements. For additional information, see Note 7 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

(c)   Purchase obligations primarily include purchase orders for merchandise inventory and other agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

(d)   Other liabilities include future estimated payments associated with unrecognized tax benefits. Tax items totaling $16 million are included in the "Other" category because it is not reasonably possible that the payments could change in the next 12 months due to audit settlements or resolution of uncertainties. For additional information, see Note 10 to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data.

Recently Issued Accounting and Reporting Pronouncements

Income Taxes

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which is intended to enhance the transparency and decision-usefulness of income tax disclosures, primarily by requiring enhanced disclosure for income taxes paid and the effective tax rate reconciliation. This standard is effective for annual reporting periods beginning in fiscal year 2025. We adopted this standard effective for our fiscal year 2025 Annual Report on Form 10-K on a retrospective basis and have included the required disclosures in Note 10, "Income Taxes" to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which is intended to improve expense disclosures, primarily by requiring disclosure of disaggregated information about certain income statement expense line items on an annual and interim basis. This standard will be effective for annual reporting periods beginning in fiscal year 2027 and for interim periods beginning in fiscal year 2028, with early adoption permitted. The updates required by this standard should be applied prospectively, but retrospective application is permitted. We are currently evaluating the impact of adopting this standard on our disclosures.

Internal-Use Software

In September 2025, the FASB issued ASU 2025-06, *Targeted Improvements to the Accounting for Internal-Use Software*, which is intended to modernize the accounting for internal-use software costs, primarily by removing references to project stages from capitalization criteria and further clarifying the threshold entities apply to begin capitalizing costs. This standard will be effective for interim and annual reporting periods beginning in fiscal year 2028, with early adoption permitted. This standard may be applied prospectively, retrospectively or using a modified transition approach. We are currently evaluating the impacts of adopting this standard on our consolidated financial statements and related disclosures.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to adopt accounting policies related to estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management evaluates its accounting policies, estimates and judgments, including those related to inventories, long-lived assets, claims and contingencies, income taxes and revenue recognition. Management bases our estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Management has discussed the development and selection of our critical accounting policies and estimates with the Audit Committee of our Board of Directors and believes the following assumptions and estimates are most significant to reporting our results of operations and financial position.

Inventories

Inventories are principally valued at the lower of cost or net realizable value, on an average cost basis. We record valuation adjustments to our inventories if the cost of inventory on hand exceeds the amount we expect to realize from the ultimate sale or disposal of the inventory. These estimates are based on management's judgment regarding future demand and market conditions and analysis of historical experience. If actual demand or market conditions are different than those projected by management, future period merchandise margin rates may be unfavorably or favorably affected by adjustments to these estimates.

We also record inventory loss adjustments for estimated physical inventory losses that have occurred since the date of the last physical inventory. These estimates are based on management's analysis of historical results, operating trends and consumer behavior. Management believes that the assumptions used in these estimates are reasonable and appropriate. A 10% increase or decrease in the inventory valuation adjustment would have impacted net income by approximately $6 million for 2025. A 10% increase or decrease in the estimated physical inventory loss adjustment would have impacted net income by approximately $4 million for 2025.

Valuation of Long-lived Assets

Long-lived Store Assets

Long-lived store assets, which include leasehold improvements, store related assets and operating lease assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Store assets are grouped at the lowest level for which they are largely independent of other assets or asset groups. If the estimated undiscounted future cash flows related to the asset group are less than the carrying value, we recognize a loss equal to the difference between the carrying value and the estimated fair value, determined by the estimated discounted future cash flows of the asset group. For operating lease assets, we determine the fair value of the assets by comparing the contractual rent payments to estimated market rental rates. An individual asset within an asset group is not impaired below its estimated fair value. The fair value of long-lived store assets is determined using Level 3 inputs within the fair value hierarchy.

Our fair value estimates incorporate significant assumptions and judgments including, but not limited to, estimated future cash flows, discount rates and market rental rates. The use of different assumptions or judgments in our assessment could materially increase or decrease the fair value of our store assets and, accordingly, could materially increase or decrease any related impairment charge. Sustained declines in our business performance could result in a material impairment charge in a future period.

When a decision has been made to dispose of property and equipment prior to the end of the previously estimated useful life, depreciation estimates are revised to reflect the use of the asset over the shortened estimated useful life.

Definite-lived Intangible Assets

Definite-lived intangible assets are evaluated for impairment whenever events or circumstances indicate that a certain asset or asset group may be impaired. If the estimated undiscounted future cash flows related to the asset or asset group are less than the carrying value, we recognize a loss equal to the difference between the carrying value and the estimated fair value, determined by the estimated discounted future cash flows of the asset or asset group. The fair values of the definite-lived intangible assets are determined using the income approach. The income approach estimates fair value based on the estimated discounted future cash flows of the asset or asset group, which are considered non-recurring Level 3 inputs in accordance with ASC 820, *Fair Value Measurement*. Our fair value estimates incorporate significant assumptions and judgments including, estimated future cash flows. The use of different assumptions or judgments in our assessment could materially increase or decrease the fair value of our definite-lived intangible assets and, accordingly, could materially increase or decrease any related impairment charge.

Goodwill

Goodwill is reviewed for impairment at the reporting unit level each year in the fourth quarter and may be reviewed more frequently if certain events occur or circumstances change. We have the option to either first perform a qualitative assessment to determine whether it is more likely than not that each reporting unit's fair value is less than its carrying value (including goodwill), or to proceed directly to the quantitative assessment which requires a comparison of the reporting unit's fair value to its carrying value (including goodwill). If we determine that the fair value of a reporting unit is less than its carrying value, we recognize an impairment charge equal to the difference, not to exceed the total amount of goodwill allocated to the reporting unit. Our reporting units are determined in accordance with the provisions of ASC 350, *Intangibles - Goodwill and Other.*

We elected to perform a quantitative impairment test for our reporting unit with goodwill in the fourth quarter of 2025. The fair value of the reporting unit was determined using an income approach based on the discounted cash flow ("DCF") model and a market approach based on earnings multiples of guideline public companies, with 50% of the value determined using the DCF model and 50% of the value determined using the guideline public company approach. The fair value of the reporting unit under both approaches is determined using Level 3 inputs within the fair value hierarchy. Under the DCF method, the fair value of a reporting unit is based on the present value of estimated future cash flows. Under the guideline public company method, the fair value is based upon market multiples of revenue and earnings derived from publicly-traded companies with similar business characteristics as the reporting unit. Our fair value estimates incorporate significant assumptions and judgments including, but not limited to, estimated future cash flows and discount rates. The use of different assumptions or judgments in our assessment could materially increase or decrease the fair value of our goodwill and, accordingly, could materially increase or decrease any related impairment charge.

Claims and Contingencies

We are subject to various claims and contingencies related to lawsuits, taxes, insurance, regulatory and other matters arising out of the normal course of business. Our determination of the treatment of claims and contingencies in the Consolidated Financial Statements is based on management's view of the expected outcome of the applicable claim or contingency. We consult with legal counsel on matters related to litigation and seek input from both internal and external experts with respect to matters in the ordinary course of business. We accrue a liability if the likelihood of an adverse outcome is probable and the amount is reasonably estimable. If the likelihood of an adverse outcome is only reasonably possible (as opposed to probable) or if an estimate is not reasonably determinable, disclosure of a material claim or contingency is disclosed in the Notes to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

Income Taxes

We account for income taxes under the asset and liability method. Under this method, taxes currently payable or refundable are accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for realizable operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in our Consolidated Statement of Income in the period that includes the enactment date. We treat the global intangible low-taxed income provisions as a current period expense. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

Judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In determining our provision for income taxes, we consider permanent differences between book and tax income and statutory income tax rates. Our effective income tax rate is affected by items including changes in tax law, the tax jurisdiction of new stores or business ventures and the level of earnings.

We follow the authoritative guidance included in ASC 740, *Income Taxes*, which contains a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and for which actual outcomes may differ from forecasted outcomes. Our policy is to include interest and penalties related to uncertain tax positions in income tax expense.

Our income tax returns, like those of most companies, are periodically audited by domestic and foreign tax authorities. These audits include questions regarding our tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. At any one time, multiple tax years are subject to audit by various tax authorities. A number of years may elapse before a particular matter for which we have established an accrual is audited and fully resolved or clarified. We adjust our tax contingencies accrual and income tax provision in the period in which matters are effectively settled with tax authorities at amounts different from our established accrual, when the statute of limitations expires for the relevant taxing authority to examine the tax position or when more information becomes available. We include our tax contingencies accrual, including accrued penalties and interest, in Other Long-term Liabilities on the Consolidated Balance Sheets unless the liability is expected to be paid within one year. Changes to the tax contingencies accrual, including accrued penalties and interest, are included in Provision for Income Taxes on the Consolidated Statements of Income.

Revenue Recognition

We recognize revenue based on the amount we expect to receive when control of the goods or services is transferred to our customer. We recognize sales upon customer receipt of merchandise, which for direct channel revenues reflect an estimate of shipments that have not yet been received by our customer based on shipping terms and historical delivery times. Our shipping and handling revenues are included in Net Sales with the related costs included in Costs of Goods Sold, Buying and Occupancy in our Consolidated Statements of Income. We also provide a reserve for projected merchandise returns based on historical experience and recent information. Net Sales exclude sales and other similar taxes collected from customers.

We offer certain loyalty programs that allow customers to earn points based on purchasing activity. As customers accumulate points and reach point thresholds, they can use the points to purchase merchandise in stores or online. We allocate revenue to points earned on qualifying purchases and defer recognition until the points are redeemed. The amount of revenue deferred is based on the relative stand-alone selling price method, which includes an estimate for points not expected to be redeemed based on historical experience.

We sell gift cards with no expiration date and do not charge administrative fees on unused gift cards. We recognize revenue from gift cards when they are redeemed by the customer. In addition, we recognize revenue on unredeemed gift cards when it is probable that a significant revenue reversal will not occur in the future ("gift card breakage"). Gift card breakage revenue is recognized in proportion, and over the same period, as actual gift card redemptions. We determine the gift card breakage rate estimate based on historical redemption patterns and review the breakage rate periodically throughout the year. Gift card breakage is included in Net Sales in our Consolidated Statements of Income. A one percentage point increase or decrease in our gift card breakage rate estimate would have impacted net sales, gross profit and operating income by approximately $18 million and net income by approximately $13 million for 2025.

Revenue earned in connection with our credit card arrangements is primarily recognized based on credit card sales and usage and is included in Net Sales in the Consolidated Statements of Income.

We also recognize revenues associated with franchise, license, wholesale and sourcing arrangements. Revenue recognized under franchise and license arrangements generally consists of royalties earned and recognized upon sale of merchandise by franchise and license partners to retail customers. Revenue is generally recognized under wholesale and sourcing arrangements at the time title of the merchandise passes to the partner.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market Risk

The market risk inherent in our financial instruments represents the potential loss in fair value, earnings or cash flows arising from adverse changes in foreign currency exchange rates or interest rates. We may use derivative financial instruments like foreign currency forward contracts, cross-currency swaps and interest rate swap arrangements to manage exposure to market risks. We do not use derivative financial instruments for trading purposes.

Foreign Exchange Rate Risk

We have operations and investments in foreign countries which expose us to market risk associated with foreign currency exchange rate fluctuations. Our Canadian dollar, Chinese Yuan and Euro denominated earnings are subject to exchange rate risk as substantially all our merchandise sold in Canada and Europe and a portion of our merchandise sold in China is sourced through U.S. dollar transactions. From time to time we may adjust our exposure to foreign currency exchange rate risk by entering into foreign currency forward contracts; however, these measures may not succeed in offsetting all the short-term impact of foreign currency rate movements and generally may not be effective in offsetting the long-term impact of sustained shifts in foreign currency rates.

Further, although our royalty arrangements with our international partners are denominated in U.S. dollars, the royalties we receive in U.S. dollars are calculated based on sales in the local currency. As a result, our royalties in these arrangements are exposed to foreign currency exchange rate fluctuations.

Interest Rate Risk

Our investment portfolio primarily consists of interest-bearing instruments that are classified as cash and cash equivalents based on their original maturities. Our investment portfolio is maintained in accordance with our investment policy, which specifies permitted types of investments, establishes credit quality standards and maturity profiles and limits credit exposure to any single issuer. The primary objective of our investment activities is the preservation of principal, the maintenance of liquidity and the maximization of interest income while minimizing risk. As of January 31, 2026, our investment portfolio is primarily comprised of money market funds and bank deposits. Given the short-term nature and quality of investments in our portfolio, we do not believe there is any material risk to principal associated with increases or decreases in interest rates.

Our outstanding long-term debt as of January 31, 2026 consists of the 2029 Notes, which have a fixed interest rate, and the $383 million in outstanding borrowing under the Term Loan Facility, which has a variable interest rate based on Term SOFR. Our exposure to interest rate changes is limited to the fair value of the debt issued as well as the interest we pay on the Term Loan Facility, which we believe would not have a material impact on our earnings or cash flows.

Fair Value of Financial Instruments

The following table provides a summary of the principal value and estimated fair value of our outstanding debt as of January 31, 2026 and February 1, 2025:

	January 31, 2026	February 1, 2025
	(in millions)	
Principal Value	$ 983	$ 987
Fair Value, Estimated (a)	971	940

_____

(a)   The estimated fair value of our publicly traded debt is based on reported transaction prices which are considered Level 2 inputs in accordance with ASC 820, *Fair Value Measurement*. The estimates presented are not necessarily indicative of the amounts that we could realize in a current market exchange.

As of January 31, 2026, we believe that the carrying values of accounts receivable, accounts payable and accrued expenses approximate fair value because of their short maturity.

Concentration of Credit Risk

We maintain cash and cash equivalents with various major financial institutions. We monitor the relative credit standing of financial institutions with whom we transact and limit the amount of credit exposure with any one entity. As of January 31, 2026, our investment portfolio is primarily comprised of money market funds and bank deposits. We also periodically review the relative credit standing of franchise, license and wholesale partners and other entities to which we grant credit terms in the normal course of business.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

VICTORIA'S SECRET & CO.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page No.
Management's Report on Internal Control Over Financial Reporting	49
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	50
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements *(PCAOB ID: 42)*	51
Consolidated Statements of Income for the Years Ended January 31, 2026, February 1, 2025 and February 3, 2024	53
Consolidated Statements of Comprehensive Income for the Years Ended January 31, 2026, February 1, 2025 and February 3, 2024	53
Consolidated Balance Sheets as of January 31, 2026 and February 1, 2025	54
Consolidated Statements of Equity for the Years Ended January 31, 2026, February 1, 2025 and February 3, 2024	55
Consolidated Statements of Cash Flows for the Years Ended January 31, 2026, February 1, 2025 and February 3, 2024	56
Notes to Consolidated Financial Statements	57

Our fiscal year ends on the Saturday nearest to January 31. Fiscal years are designated in the Consolidated Financial Statements and Notes by the calendar year in which the fiscal year commences. The results for 2025 and 2024 refer to the fifty-two-week periods ended January 31, 2026 and February 1, 2025, respectively, and the results for 2023 refer to the fifty-three-week period ended February 3, 2024.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control system is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2026. In making this assessment, management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria").

Based on our assessment and the COSO criteria, management believes that the Company maintained effective internal control over financial reporting as of January 31, 2026.

The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the Company's internal control over financial reporting. Ernst & Young LLP's report appears on the following page and expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of January 31, 2026.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Victoria's Secret & Co.

Opinion on Internal Control Over Financial Reporting

We have audited Victoria's Secret & Co.'s internal control over financial reporting as of January 31, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Victoria's Secret & Co. (the Company) maintained, in all material respects, effective internal control over financial reporting as of January 31, 2026, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of January 31, 2026 and February 1, 2025, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended January 31, 2026, and the related notes and our report dated March 20, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Grandview Heights, Ohio
March 20, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Victoria's Secret & Co.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Victoria's Secret & Co. (the Company) as of January 31, 2026 and February 1, 2025, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended January 31, 2026, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 31, 2026 and February 1, 2025, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2026, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 31, 2026, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 20, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

	Reserve for Store Inventory Losses
Description of the Matter	As described in Note 5 to the consolidated financial statements, the Company had inventories of $1,071 million as of January 31, 2026, which included finished goods of $1,013 million. Inventories were principally valued at the lower of cost or net realizable value, on an average cost basis. The most significant and judgmental portion of the inventory reserves related to the reserve for store inventory losses. Management applied judgment to determine its reserve for store inventory losses that have occurred since the date of the last physical inventory. The Company calculated the reserve for store inventory losses based on actual inventory losses identified as a result of store physical inventory counts during each fiscal period and estimated inventory losses occurring between physical inventory counts. The estimate for store inventory losses occurring in the interim period between the most recent physical inventory count and year-end was calculated on a store-specific basis and was primarily based on recent inventory loss results. Management considered historical store inventory losses taken and current consumer behavior to estimate the reserve for store inventory losses. Auditing management's estimate of the reserve for inventory losses on finished goods required us to make subjective auditor judgments because the estimate was impacted by management's assumptions about the appropriateness of historical data used and its applicability to current period consumer behavior.

<table>
<tr><td>How We Addressed the Matter in Our Audit</td><td>We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's process to determine the valuation of the Company's store inventory loss reserve. This included controls over the Company's review of the significant assumptions underlying the reserve estimate.</td></tr>
</table>

To test the Company's reserve for store inventory losses, our audit procedures included, among others, testing the accuracy and completeness of the underlying data used in the estimation calculation and evaluating significant assumptions (e.g., historical data used and its applicability to current period consumer behavior) used in management's store inventory loss valuation assessment. We also obtained an understanding of inventory loss activity trends at a store level, and performed a sensitivity analysis to evaluate changes in the estimate that would result from changes in management's significant assumptions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2021.

Grandview Heights, Ohio
March 20, 2026

VICTORIA'S SECRET & CO.

CONSOLIDATED STATEMENTS OF INCOME

(in millions except per share amounts)

	2025		2024		2023
Net Sales	$	6,553	$	6,230	$	6,182
Costs of Goods Sold, Buying and Occupancy		(4,169)		(3,946)		(3,940)
Gross Profit		2,384		2,284		2,242
General, Administrative and Store Operating Expenses		(2,113)		(1,974)		(1,996)
Operating Income		271		310		246
Interest Expense		(70)		(86)		(99)
Other Income (Loss)		7		(3)		—
Income Before Income Taxes		208		221		147
Provision for Income Taxes		19		52		31
Net Income		189		169		116
Less: Net Income Attributable to Noncontrolling Interest		28		4		7
Net Income Attributable to Victoria's Secret & Co.	$	161	$	165	$	109
Net Income Per Basic Share Attributable to Victoria's Secret & Co.	$	2.00	$	2.11	$	1.41
Net Income Per Diluted Share Attributable to Victoria's Secret & Co.	$	1.93	$	2.05	$	1.39

VICTORIA'S SECRET & CO.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)

	2025		2024		2023
Net Income	$	189	$	169	$	116
Other Comprehensive Income (Loss), Net of Tax:						
Foreign Currency Translation		9		(2)		(3)
Total Other Comprehensive Income (Loss), Net of Tax	$	9	$	(2)	$	(3)
Total Comprehensive Income		198		167		113
Less: Net Income Attributable to Noncontrolling Interest		28		4		7
Less: Foreign Currency Translation Attributable to Noncontrolling Interest		2		(1)		(2)
Comprehensive Income Attributable to Victoria's Secret & Co.	$	168	$	164	$	108

The accompanying Notes are an integral part of these Consolidated Financial Statements.

VICTORIA'S SECRET & CO.

CONSOLIDATED BALANCE SHEETS

(in millions except par value amounts)

	January 31, 2026		February 1, 2025	
ASSETS				
Current Assets:				
Cash and Cash Equivalents	$	518	$	227
Accounts Receivable, Net		186		159
Inventories		1,071		955
Other		108		100
Total Current Assets		1,883		1,441
Property and Equipment, Net		731		774
Operating Lease Assets		1,631		1,481
Goodwill		367		367
Trade Names		246		281
Other Intangible Assets, Net		—		95
Deferred Income Taxes		65		22
Other Assets		90		71
Total Assets	$	5,013	$	4,532
LIABILITIES AND EQUITY				
Current Liabilities:				
Accounts Payable	$	493	$	419
Accrued Expenses and Other		673		633
Current Debt		4		4
Current Operating Lease Liabilities		295		287
Income Taxes		42		32
Total Current Liabilities		1,507		1,375
Deferred Income Taxes		5		11
Long-term Debt		971		973
Long-term Operating Lease Liabilities		1,576		1,434
Other Long-term Liabilities		44		75
Total Liabilities		4,103		3,868
Shareholders' Equity:				
Preferred Stock—$0.01 par value; 10 shares authorized; none issued		—		—
Common Stock—$0.01 par value; 1,000 shares authorized; 80 and 79 shares issued; 80 and 79 shares outstanding, respectively		1		1
Paid-in Capital		345		297
Accumulated Other Comprehensive Income (Loss)		6		(1)
Retained Earnings		504		343
Total Victoria's Secret & Co. Shareholders' Equity		856		640
Noncontrolling Interest		54		24
Total Equity		910		664
Total Liabilities and Equity	$	5,013	$	4,532

The accompanying Notes are an integral part of these Consolidated Financial Statements.

VICTORIA'S SECRET & CO.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions)

	Common Stock		Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total Victoria's Secret & Co. Equity	Noncontrolling Interest	Total Equity
	Shares Outstanding	Par Value							
Balance, January 28, 2023	80	$ 1	$ 195	$ 1	$ 186	$ —	$ 383	$ 18	$ 401
Net Income	—	—	—	—	109	—	109	7	116
Other Comprehensive Loss	—	—	—	(1)	—	—	(1)	(2)	(3)
Total Comprehensive Income (Loss)	—	—	—	(1)	109	—	108	5	113
Repurchases of Common Stock	(3)	—	—	—	—	(126)	(126)	—	(126)
Treasury Share Retirements	—	—	(9)	—	(117)	126	—	—	—
Share-based Compensation Expense	—	—	56	—	—	—	56	—	56
Tax Payments related to Share-based Awards	(1)	—	(12)	—	—	—	(12)	—	(12)
Distribution to Noncontrolling Interest	—	—	—	—	—	—	—	(2)	(2)
Other	2	—	8	—	—	—	8	—	8
Balance, February 3, 2024	78	$ 1	$ 238	$ —	$ 178	$ —	$ 417	$ 21	$ 438
Net Income	—	—	—	—	165	—	165	4	169
Other Comprehensive Loss	—	—	—	(1)	—	—	(1)	(1)	(2)
Total Comprehensive Income (Loss)	—	—	—	(1)	165	—	164	3	167
Share-based Compensation Expense	—	—	60	—	—	—	60	—	60
Tax Payments related to Share-based Awards	(1)	—	(10)	—	—	—	(10)	—	(10)
Other	2	—	9	—	—	—	9	—	9
Balance, February 1, 2025	79	$ 1	$ 297	$ (1)	$ 343	$ —	$ 640	$ 24	$ 664
Net Income	—	—	—	—	161	—	161	28	189
Other Comprehensive Income	—	—	—	7	—	—	7	2	9
Total Comprehensive Income	—	—	—	7	161	—	168	30	198
Share-based Compensation Expense	—	—	55	—	—	—	55	—	55
Tax Payments related to Share-based Awards	(1)	—	(15)	—	—	—	(15)	—	(15)
Other	2	—	8	—	—	—	8	—	8
Balance, January 31, 2026	80	$ 1	$ 345	$ 6	$ 504	$ —	$ 856	$ 54	$ 910

The accompanying Notes are an integral part of these Consolidated Financial Statements.

VICTORIA'S SECRET & CO.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	2025	2024	2023
Operating Activities:			
Net Income	$ 189	$ 169	$ 116
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	238	258	284
Adore Me Long-Lived Assets Impairment Charges	120	—	—
Share-based Compensation Expense	55	60	56
Deferred Income Taxes	(49)	(29)	(16)
Payments for Contingent Compensation related to Adore Me Acquisition	(1)	(39)	—
Equity Method Investment Impairment Charges	—	19	—
Gain on Sale of Assets	—	(7)	—
Amortization of Fair Value Adjustment to Acquired Inventories	—	—	29
Changes in Assets and Liabilities:			
Accounts Receivable	(24)	(8)	(13)
Inventories	(112)	29	36
Accounts Payable, Accrued Expenses and Other	114	(78)	(11)
Income Taxes	15	14	(26)
Other Assets and Liabilities	(46)	37	(66)
Net Cash Provided by Operating Activities	499	425	389
Investing Activities:			
Capital Expenditures	(187)	(178)	(256)
Proceeds from Sale of Assets	—	25	—
Acquisition, Net of Cash Acquired	—	—	1
Other Investing Activities	3	—	1
Net Cash Used for Investing Activities	(184)	(153)	(254)
Financing Activities:			
Repayments of Borrowings from Asset-based Revolving Credit Facility	(545)	(605)	(615)
Borrowings from Asset-based Revolving Credit Facility	545	460	465
Tax Payments related to Share-based Awards	(15)	(10)	(12)
Payments for Contingent and Deferred Consideration related to Adore Me Acquisition	(4)	(161)	—
Proceeds from Stock Option Exercises	4	5	3
Payments of Long-term Debt	(4)	(4)	(4)
Repurchases of Common Stock	—	—	(125)
Other Financing Activities	(5)	—	(3)
Net Cash Used for Financing Activities	(24)	(315)	(291)
Effects of Exchange Rate Changes on Cash and Cash Equivalents	—	—	(1)
Net Increase (Decrease) in Cash and Cash Equivalents	291	(43)	(157)
Cash and Cash Equivalents, Beginning of Period	227	270	427
Cash and Cash Equivalents, End of Period	$ 518	$ 227	$ 270

The accompanying Notes are an integral part of these Consolidated Financial Statements.

VICTORIA'S SECRET & CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business, Basis of Presentation and Summary of Significant Accounting Policies

Description of Business

Victoria's Secret & Co. is a specialty retailer of women's intimates and other apparel and beauty products marketed under the Victoria's Secret, PINK and Adore Me brand names. The Company has approximately 860 stores in the U.S., Canada and China as well as its own websites, www.VictoriasSecret.com, www.PINK.com, www.AdoreMe.com and www.DailyLook.com, and other digital channels worldwide. Additionally, the Company has more than 560 stores in approximately 70 countries operating under franchise, license and wholesale arrangements. The Company also includes the merchandise sourcing and production function serving the Company and its international partners. The Company operates as a single segment designed to serve customers worldwide seamlessly through stores and digital channels.

In 2025 and 2024, the Company implemented certain restructuring actions to continue to restructure its executive leadership team and organizational structure. For additional information, see Note 4, "Restructuring Activities."

Fiscal Year

The Company's fiscal year ends on the Saturday nearest to January 31. As used herein, "2025" and "2024" refer to the fifty-two-week periods ended January 31, 2026 and February 1, 2025, respectively, and "2023" refers to the fifty-three-week period ended February 3, 2024.

Basis of Consolidation

The Consolidated Financial Statements have been prepared in conformity with GAAP. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has a joint venture to operate Victoria's Secret stores and the related online business in China. The Company owns 51% and has control over the joint venture, thus, the joint venture's assets, liabilities and results of operations are consolidated in the Company's consolidated financial statements.

Cash and Cash Equivalents

Cash and Cash Equivalents include cash on hand, demand deposits with financial institutions, credit and debit card receivables and highly liquid investments with original maturities of 90 days or less. The Company's Cash and Cash Equivalents are considered Level 1 fair value measurements as they are valued using unadjusted quoted prices in active markets for identical assets.

Concentration of Credit Risk

The Company maintains cash and cash equivalents with various major financial institutions. The Company monitors the relative credit standing of financial institutions with whom the Company transacts and limits the amount of credit exposure with any one entity. The Company's investment portfolio is primarily comprised of money market funds and bank deposits.

The Company also periodically reviews the relative credit standing of franchise, license and wholesale partners and other entities to which the Company grants credit terms in the normal course of business. The Company determines the required allowance for expected credit losses using information such as customer credit history and financial condition. Amounts are charged against the allowance when it is determined that expected credit losses may occur.

Inventories

Inventories are principally valued at the lower of cost or net realizable value, on an average cost basis.

The Company records valuation adjustments to its inventories if the cost of inventory on hand exceeds the amount it expects to realize from the ultimate sale or disposal of the inventory. These estimates are based on management's judgment regarding future demand and market conditions and analysis of historical experience.

The Company also records inventory loss adjustments for estimated physical inventory losses that have occurred since the date of the last physical inventory. These estimates are based on management's analysis of historical results, operating trends and consumer behavior.

Advertising Costs

Advertising and marketing costs are expensed at the time the promotion first appears in media or in the store.

Property and Equipment

The Company's property and equipment are recorded at cost and depreciation is computed on a straight-line basis using the following depreciable life ranges:

Category of Property and Equipment	Depreciable Life Range
Software, including software developed for internal use	3 - 5 years
Furniture, fixtures and equipment	3 - 10 years
Leasehold improvements	Shorter of lease term or 10 years
Non-store related building and site improvements	10 - 15 years
Other property and equipment	20 years
Buildings	30 years

When a decision has been made to dispose of property and equipment prior to the end of the previously estimated useful life, depreciation estimates are revised to reflect the use of the asset over the shortened estimated useful life. The Company's cost of assets sold or retired and the related accumulated depreciation are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend useful lives are capitalized.

Long-lived store assets, which include leasehold improvements, store related assets and operating lease assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Store assets are grouped at the lowest level for which they are largely independent of other assets or asset groups. If the estimated undiscounted future cash flows related to the asset group are less than the carrying value, the Company recognizes a loss equal to the difference between the carrying value and the estimated fair value, determined by the estimated discounted future cash flows of the asset group. For operating lease assets, the Company determines the fair value of the assets by comparing the contractual rent payments to estimated market rental rates. An individual asset within an asset group is not impaired below its estimated fair value. The fair value of long-lived store assets is determined using Level 3 inputs within the fair value hierarchy.

Leases and Leasehold Improvements

The Company leases retail space, office space, warehouse facilities, storage space, equipment and certain other items under operating leases. A substantial portion of the Company's leases are operating leases for its stores, which generally have an initial term of 10 years. Annual store rent consists of a fixed minimum amount and/or variable rent based on a percentage of sales exceeding a stipulated amount. Store lease terms generally also require additional payments covering certain operating costs such as common area maintenance, utilities, insurance and taxes. Certain leases contain predetermined fixed escalations of minimum rentals or require periodic adjustments of minimum rentals, depending on an index or rate. Additionally, certain leases contain incentives, such as construction allowances from landlords and/or rent abatements subsequent to taking possession of the leased property.

At the date of control of the leased asset, the Company recognizes an asset for the right to use the leased asset and a liability based on the present value of the unpaid fixed lease payments. Operating lease costs are recognized on a straight-line basis as lease expense over the lease term. Variable lease payments associated with the Company's leases are recognized upon occurrence of the event or circumstance on which the payments are assessed. Short-term leases with an initial term of 12 months or less are not recorded on the balance sheet, and lease expense is recognized on a straight-line basis over the lease term.

For leases entered into or reassessed after the adoption of ASC 842, *Leases*, the Company has elected the practical expedient allowed by the standard to account for all fixed consideration in a lease as a single lease component. Therefore, the lease payments used to measure the lease liability for these leases include fixed minimum rentals along with fixed operating costs such as common area maintenance and utilities.

The Company uses its incremental borrowing rate, adjusted for collateral, to determine the present value of its unpaid lease payments.

The Company's store leases often include options to extend the initial term or to terminate the lease prior to the end of the initial term. The exercise of these options is typically at the sole discretion of the Company. These options are included in determining the initial lease term at lease commencement if the Company is reasonably certain to exercise the option. Additionally, the Company may operate stores for a period of time on a month-to-month basis after the expiration of the lease term.

The Company also has leasehold improvements which are amortized over the shorter of their estimated useful lives or the period from the date the assets are placed in service to the end of the initial lease term. Leasehold improvements made after the inception of the initial lease term are depreciated over the shorter of their estimated useful lives or the remaining lease term, including renewal periods, if reasonably assured.

Intangible Assets

Assets and liabilities acquired in business combinations are accounted for using the acquisition method and recorded at their respective fair values. Goodwill represents the excess of consideration paid over the net assets acquired and is assigned to a reporting unit. A reporting unit is an operating segment as defined in ASC 350, *Intangibles - Goodwill and Other*, or a business one level below an operating segment.

Goodwill is reviewed for impairment at the reporting unit level each year in the fourth quarter and may be reviewed more frequently if certain events occur or circumstances change. The Company has the option to either first perform a qualitative assessment to determine whether it is more likely than not that each reporting unit's fair value is less than its carrying value (including goodwill), or to proceed directly to the quantitative assessment which requires a comparison of the reporting unit's fair value to its carrying value (including goodwill). If the Company determines that the fair value of a reporting unit is less than its carrying value, the Company recognizes an impairment charge equal to the difference, not to exceed the total amount of goodwill allocated to the reporting unit. The estimated fair value of a reporting unit is determined using Level 3 inputs in accordance with ASC 820, *Fair Value Measurement*, and is developed using a weighting of the discounted cash flow approach and the comparable public company approach.

The Victoria's Secret trade name is an intangible asset with an indefinite life. Intangible assets with indefinite lives are reviewed for impairment each year in the fourth quarter and may be reviewed more frequently if certain events occur or circumstances change. The Company has the option to either first perform a qualitative assessment to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired, or to proceed directly to the quantitative assessment which requires a comparison of the fair value of the intangible asset to its carrying value. To determine if the fair value of the asset is less than its carrying amount, the Company will estimate the fair value, usually determined by the relief from royalty method under the income approach, and compare that value with its carrying amount. If the carrying value of the trade name exceeds its fair value, the Company recognizes an impairment charge equal to the difference.

The Company's definite-lived intangible assets, which include customer relationships, developed technology and the Adore Me trade name are amortized over their useful lives and are evaluated for impairment whenever events or circumstances indicate that a certain asset or asset group may be impaired.

Foreign Currency Translation

The functional currency of the Company's foreign operations is generally the applicable local currency. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect as of the balance sheet date, while revenues and expenses are translated at the average exchange rates for the period. The Company's resulting translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in shareholders' equity. Accumulated foreign currency translation adjustments are reclassified to net income when realized upon sale or upon complete, or substantially complete, liquidation of the investment in the foreign entity.

Supplier Finance Programs

The Company has agreements with designated third-party financial institutions to provide supplier finance programs which facilitate participating suppliers' ability to finance payment obligations of the Company. Participating suppliers may finance one or more payment obligations of the Company prior to their scheduled due dates and receive a discounted payment from participating financial institutions. The Company's obligations to its suppliers, including amounts due and scheduled payment dates, are not impacted by suppliers' decisions to finance amounts under these arrangements.

Amounts payable to financial institutions relating to suppliers participating in these programs are recorded in Accounts Payable in the Consolidated Balance Sheets. The following table provides a rollforward of these obligations for 2025 and 2024:

	2025	2024
	(in millions)	
Obligations outstanding, beginning of year	$ 181	$ 183
Payment obligations financed during the year	1,149	1,067
Financed payment obligations paid during the year	(1,093)	(1,069)
Obligations outstanding, end of year	$ 237	$ 181

Fixed and Contingent Payments

As a result of the Adore Me transaction in December 2022, the Company agreed to pay further cash consideration, which included a minimum fixed payment along with consideration for potential additional payments based on the achievement of specified strategic objectives and EBITDA and net revenue goals within the two-year period following closing of the transaction.

During 2024, the Company made payments totaling $200 million, which included a fixed payment of $100 million and payments totaling $100 million relating to the achievement of specified strategic objectives. These payments made during 2024 were comprised of $161 million classified as financing cash outflows and $39 million classified as operating cash outflows in the Consolidated Statement of Cash Flows. The amount classified as operating cash outflows was subject to the continued employment of a certain Adore Me employee ("Contingent Compensation Payments") and was recognized as compensation expense within General, Administrative and Store Operating Expenses in the Consolidated Statements of Income as it was earned.

During 2025, the Company made payments totaling $5 million related to the contingent payment based on Adore Me's EBITDA and net revenue results compared to specified targets applicable to the two-year period following the close of the transaction. The payments made during 2025 were comprised of $4 million classified as financing cash outflows and $1 million of Contingent Compensation Payments classified as operating cash outflows in the Consolidated Statement of Cash Flows. The Contingent Compensation Payments were recognized as compensation expense within General, Administrative and Store Operating Expenses in the Consolidated Statements of Income as they were earned.

Fair Value

The authoritative guidance included in ASC 820, *Fair Value Measurement*, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. This authoritative guidance establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1—Quoted market prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs other than quoted market prices included in Level 1, such as quoted prices of similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company estimates the fair value of financial instruments, property and equipment, goodwill, trade names, other intangible assets and contingent consideration in accordance with the provisions of ASC 820. The recorded amounts for cash and cash equivalents, accounts receivable, prepaid expenses, other current assets and current liabilities approximate fair value due to the short-term nature of these assets and liabilities.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, taxes currently payable or refundable are accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for realizable operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the Consolidated Statement of Income in the period that includes the enactment date. The Company treats the global intangible low-taxed income provision as a current period expense. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

In determining the Company's provision for income taxes, the Company considers permanent differences between book and tax income and statutory income tax rates. The Company's effective income tax rate is affected by items including changes in tax law, the tax jurisdiction of new stores or business ventures and the level of earnings.

The Company follows a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and for which actual outcomes may differ from forecasted outcomes. The Company's policy is to include interest and penalties related to uncertain tax positions in income tax expense.

The Company's income tax returns, like those of most companies, are periodically audited by domestic and foreign tax authorities. These audits include questions regarding the Company's tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. At any one time, multiple tax years are subject to audit by various tax authorities. A number of years may elapse before a particular matter for which the Company has established an accrual is audited and fully resolved or clarified. The Company adjusts its tax contingencies accrual and income tax provision in the period in which matters are effectively settled with tax authorities at amounts different from its established accrual, when the statute of limitations expires for the relevant taxing authority to examine the tax position or when more information becomes available. The Company includes its tax contingencies accrual, including accrued penalties and interest, in Other Long-term Liabilities on the Consolidated Balance Sheets unless the liability is expected to be paid within one year. Changes to the tax contingencies accrual, including accrued penalties and interest, are included in Provision for Income Taxes on the Consolidated Statements of Income.

Self-Insurance

The Company is self-insured for medical, workers' compensation, property, general liability and automobile liability up to certain stop-loss limits. Such costs are accrued based on known claims and an estimate of incurred but not reported ("IBNR") claims. IBNR claims are estimated using historical claim information and actuarial estimates.

Equity Method Investments

The Company accounts for investments in unconsolidated entities where it exercises significant influence, but does not have control, using the equity method. Under the equity method of accounting, the Company recognizes its share of the investee's net income or loss. Losses are only recognized to the extent the Company has positive carrying value related to the investee. Carrying values are only reduced below zero if the Company has an obligation to provide funding to the investee. The Company's share of net income or loss of unconsolidated entities from which the Company purchases merchandise or merchandise components is included in Costs of Goods Sold, Buying and Occupancy in the Consolidated Statements of Income, and the Company's share of net income or loss from all other unconsolidated entities is included in General, Administrative and Store Operating Expenses in the Consolidated Statements of Income. The Company's equity method investments are required to be reviewed for impairment when it is determined there may be an other-than-temporary loss in value.

In the fourth quarter of 2024, due to recent and forecasted operating losses by certain equity method investments and strategic business decisions by management, the Company determined there may be an other-than-temporary loss in value for those investments. As a result of the other-than-temporary loss indicators, the Company utilized the income approach to review those investments for impairment. The income approach estimates fair value based on the estimated discounted future cash flows of the equity method investment, which are considered non-recurring Level 3 inputs in accordance with ASC 820, *Fair Value Measurement*. The Company determined the fair values were less than the carrying values for those equity method investments and, as a result, impairment charges of $19 million were recorded in the fourth quarter of 2024 and are included in Costs of Goods Sold, Buying and Occupancy in the 2024 Consolidated Statement of Income.

The total carrying value of equity method investments was $53 million and $47 million as of January 31, 2026 and February 1, 2025, respectively. These investments are recorded in Other Assets on the Consolidated Balance Sheets.

Noncontrolling Interest

The Company accounts for investments in entities where it has control over the entity by consolidating the entities' assets, liabilities and results of operations and including them in the Company's Consolidated Financial Statements. The share of the investment not owned by the Company is reflected in Noncontrolling Interest in the Consolidated Balance Sheets. The Company recognizes the share of net income or loss not attributable to the Company in Net Income Attributable to Noncontrolling Interest in the Consolidated Statements of Income. Noncontrolling interest represents the portion of equity interests in a joint venture that operates the business in China that is not owned by the Company.

Share-based Compensation

The Company recognizes all share-based payments to employees and directors as compensation cost over the service period based on their estimated fair value on the date of grant. The Company estimates award forfeitures at the time awards are granted and adjusts, if necessary, in subsequent periods based on historical experience and expected future forfeitures.

Compensation cost is recognized over the service period for the fair value of awards that actually vest. Compensation expense for awards without a performance condition or a graded vesting schedule is recognized, net of estimated forfeitures, using a single award approach (each award is valued as one grant). Compensation expense for awards with a performance condition or a graded vesting schedule is recognized, net of estimated forfeitures, using a multiple award approach (each vesting tranche is valued as one grant).

Revenue Recognition

The Company recognizes revenue based on the amount it expects to receive when control of the goods or services is transferred to the customer. The Company recognizes sales upon customer receipt of merchandise, which, for direct channel revenues, reflect an estimate of shipments that have not yet been received by the customer based on shipping terms and historical delivery times. The Company's shipping and handling revenues are included in Net Sales with the related costs included in Costs of Goods Sold, Buying and Occupancy in the Consolidated Statements of Income. The Company also provides a reserve for projected merchandise returns based on historical experience. Net Sales exclude sales and other similar taxes collected from customers.

The Company offers certain loyalty programs that allow customers to earn points based on purchasing activity. As customers accumulate points and reach point thresholds, they can use the points to purchase merchandise in stores or online. The Company allocates revenue to points earned on qualifying purchases and defers recognition until the points are redeemed. The amount of revenue deferred is based on the relative stand-alone selling price method, which includes an estimate for the value of points redeemed and an estimate for points not expected to be redeemed based on historical experience.

The Company sells gift cards with no expiration date and does not charge administrative fees on unused gift cards. The Company recognizes revenue from gift cards when they are redeemed by the customer. In addition, the Company recognizes revenue on unredeemed gift cards when it is probable that a significant revenue reversal will not occur in the future ("gift card breakage"). Gift card breakage revenue is recognized in proportion, and over the same period, as actual gift card redemptions. The Company determines the gift card breakage rate estimate based on historical redemption patterns and reviews the breakage rate periodically throughout the year. Gift card breakage is included in Net Sales in the Consolidated Statements of Income.

Revenue earned in connection with the Company's credit card arrangements is primarily recognized based on credit card sales and usage and is included in Net Sales in the Consolidated Statements of Income.

The Company also recognizes revenues associated with franchise, license, wholesale and sourcing arrangements. Revenue recognized under franchise and license arrangements generally consists of royalties earned and recognized upon sale of merchandise by franchise and license partners to retail customers. Revenue is generally recognized under wholesale and sourcing arrangements at the time title of the merchandise passes to the partner.

Costs of Goods Sold, Buying and Occupancy

The Company's costs of goods sold include merchandise costs, net of discounts and allowances, freight, duty and inventory shrinkage. The Company's buying and occupancy expenses primarily include payroll, benefit costs and operating expenses for its buying departments and distribution network, as well as rent, common area maintenance, real estate taxes, utilities, maintenance, fulfillment expenses and depreciation for the Company's stores, warehouse facilities and equipment.

General, Administrative and Store Operating Expenses

The Company's general, administrative and store operating expenses primarily include payroll and benefit costs for its store-selling and administrative departments (including corporate functions), marketing, advertising, credit card interchange fees and other operating expenses not specifically categorized elsewhere in the Consolidated Statements of Income.

In January 2026, the Company entered into a settlement agreement to resolve a credit card interchange fee litigation matter in which it was a plaintiff. As a result, the Company received a lump-sum cash payment and recorded a gain of $69 million, net of related administrative expenses, in General, Administrative and Store Operating Expenses in the 2025 Consolidated Statement of Income.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates, and the Company revises its estimates and assumptions as new information becomes available.

Recently Issued Accounting and Reporting Pronouncements

Income Taxes

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which is intended to enhance the transparency and decision-usefulness of income tax disclosures, primarily by requiring enhanced disclosure for income taxes paid and the effective tax rate reconciliation. This standard is effective for annual reporting periods beginning in fiscal year 2025. The Company adopted this standard effective for its fiscal year 2025 Annual Report on Form 10-K on a retrospective basis and has included the required disclosures in Note 10, "Income Taxes."

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which is intended to improve expense disclosures, primarily by requiring disclosure of disaggregated information about certain income statement expense line items on an annual and interim basis. This standard will be effective for annual reporting periods beginning in fiscal year 2027 and for interim periods beginning in fiscal year 2028, with early adoption permitted. The updates required by this standard should be applied prospectively, but retrospective application is permitted. The Company is currently evaluating the impact of adopting this standard on its disclosures.

Internal-Use Software

In September 2025, the FASB issued ASU 2025-06, *Targeted Improvements to the Accounting for Internal-Use Software*, which is intended to modernize the accounting for internal-use software costs, primarily by removing references to project stages from capitalization criteria and further clarifying the threshold entities apply to begin capitalizing costs. This standard will be effective for interim and annual reporting periods beginning in fiscal year 2028, with early adoption permitted. This standard may be applied prospectively, retrospectively or using a modified transition approach. The Company is currently evaluating the impacts of adopting this standard on its consolidated financial statements and related disclosures.

2. Revenue Recognition

Accounts receivable, net from revenue-generating activities were $137 million as of January 31, 2026 and $112 million as of February 1, 2025. Accounts receivable primarily relate to amounts due from the Company's franchise, license and wholesale partners. Under these arrangements, payment terms are typically 60 to 90 days.

The Company records deferred revenue when cash payments are received in advance of transfer of control of goods or services. Deferred revenue primarily relates to gift cards, merchandise credits, loyalty and credit card programs and direct channel shipments, which are all impacted by seasonal and holiday-related sales patterns. Deferred revenue was $257 million as of January 31, 2026 and $269 million as of February 1, 2025. The Company recognized $135 million as revenue in 2025 from amounts recorded as deferred revenue at the beginning of the period. As of January 31, 2026, the Company recorded deferred revenue of $248 million within Accrued Expenses and Other, and $9 million within Other Long-term Liabilities on the Consolidated Balance Sheet.

The following table provides a disaggregation of Net Sales for 2025, 2024 and 2023:

	2025	2024	2023
	(in millions)		
Stores — North America	$ 3,544	$ 3,428	$ 3,480
Direct	2,042	2,042	2,015
International (a)	967	760	687
Total Net Sales	**$ 6,553**	**$ 6,230**	**$ 6,182**

_____

(a)   Results include consolidated joint venture sales in China, royalties associated with franchise partner sales, wholesale sales, and beginning in the third quarter of 2025 direct sales in the European Union. Prior to the third quarter of 2025, direct sales in the European Union are reported in the Direct channel. Direct sales in the European Union reported in the International channel were $44 million in 2025.

The Company has a Victoria's Secret and PINK multi-tender loyalty program, a co-branded credit card and a U.S. private label credit card through which customers can earn points on purchases of Victoria's Secret and PINK product and through the co-branded credit card can earn points on purchases outside of the Company. A third-party financing company is the sole owner of the credit card accounts and underwrites the credit issued under the credit card programs. Revenue earned in connection with the Company's credit card arrangements with the third-party is primarily recognized based on credit card sales and usage.

The Company recognized Net Sales of $80 million, $75 million and $95 million for 2025, 2024 and 2023, respectively, related to revenue earned in connection with its credit card arrangements.

3. Net Income Per Share

Net income per basic share is computed based on the weighted-average number of common shares outstanding. Net income per diluted share includes the weighted-average effect of dilutive restricted stock units, performance share units and options (collectively, "Dilutive Awards") on the weighted-average shares outstanding.

The following table provides the weighted-average shares utilized for the calculation of basic and diluted net income per share for 2025, 2024 and 2023:

	2025	2024	2023
	(in millions)		
Common Shares	80	79	78
Treasury Shares	—	—	—
Basic Shares	**80**	**79**	**78**
Effect of Dilutive Awards	3	2	1
Diluted Shares	**83**	**81**	**79**
Anti-dilutive Awards (a)	1	1	2

_____

(a) Shares underlying certain restricted stock units, performance share units and options were excluded from the calculation of net income per diluted share because their inclusion would have been anti-dilutive.

4. Restructuring Activities

In 2025, the Company implemented a series of strategic leadership appointments and restructuring actions designed to accelerate growth and continue to restructure its executive leadership team and organizational structure. Pre-tax severance, relocation and other expenses related to these activities of $13 million, of which $10 million are included in General, Administrative and Store Operating Expenses and $3 million are included in Costs of Goods Sold, Buying and Occupancy, are included in the 2025 Consolidated Statement of Income.

In 2024, the Company made certain executive leadership appointments and changes to restructure its executive leadership team, including the appointment of a new CEO of the Company, the termination of the previous CEO and the elimination of two executive officer roles. Pre-tax severance, relocation and other expenses related to these activities of $13 million were recorded in 2024 and are included in General, Administrative and Store Operating Expenses in the 2024 Consolidated Statement of Income.

In 2023, the Company implemented restructuring actions to reorganize and improve its organizational structure. As a result, pre-tax severance and related costs of $11 million, of which $8 million are included in General, Administrative and Store Operating Expenses and $3 million are included in Costs of Goods Sold, Buying and Occupancy, are included in the 2023 Consolidated Statement of Income.

In 2025, the Company made payments of $17 million related to severance and related costs associated with these restructuring actions implemented in 2025, 2024 and 2023. Liabilities, after accrual adjustments, related to these restructuring actions of $11 million are included in the January 31, 2026 Consolidated Balance Sheet.

5. Inventories

The following table provides details of Inventories as of January 31, 2026 and February 1, 2025:

	January 31, 2026	February 1, 2025
	(in millions)	
Finished Goods Merchandise	$ 1,013	$ 901
Raw Materials and Merchandise Components	58	54
Total Inventories	**$ 1,071**	**$ 955**

The above amounts are net of valuation adjustments for inventory where the cost exceeds the amount the Company expects to realize from the ultimate sale or disposal of the inventory and net of loss adjustments for estimated physical inventory losses that have occurred since the date of the last physical inventory.

In the fourth quarter of 2025, the Company recorded inventory reserves of $34 million included in Costs of Goods Sold, Buying and Occupancy in the 2025 Consolidated Statement of Income related to the restructuring of its Adore Me and DailyLook fulfillment operations.

6. Long-Lived Assets

The following table provides details of Property and Equipment, Net as of January 31, 2026 and February 1, 2025:

	January 31, 2026	February 1, 2025
	(in millions)	
Land and Improvements	$ 27	$ 28
Buildings and Improvements	209	219
Furniture, Fixtures, Software and Equipment	1,997	2,225
Leasehold Improvements	997	1,004
Construction in Progress	31	27
Total	3,261	3,503
Accumulated Depreciation and Amortization	(2,530)	(2,729)
Property and Equipment, Net	$ 731	$ 774

Depreciation expense was $212 million in 2025, $226 million in 2024 and $259 million in 2023.

In 2024, the Company completed the sale of certain non-store corporate-related assets with an aggregate carrying value of $18 million. The net cash proceeds from the sale of these assets were $25 million and resulted in a gain of $7 million in Cost of Goods Sold, Buying and Occupancy in the 2024 Consolidated Statement of Income.

7. Leases

The following table provides the components of lease cost for operating leases for 2025, 2024 and 2023:

	2025	2024	2023
	(in millions)		
Operating Lease Costs	$ 414	$ 410	$ 393
Variable Lease Costs	102	90	92
Short-term Lease Costs	11	13	14
Total Lease Cost	$ 527	$ 513	$ 499

The following table provides future maturities of operating lease liabilities as of January 31, 2026:

Fiscal Year	(in millions)
2026	$ 411
2027	357
2028	305
2029	268
2030	250
Thereafter	801
Total Lease Payments	$ 2,392
Less: Interest	(521)
Present Value of Operating Lease Liabilities	$ 1,871

As of January 31, 2026, the Company had additional operating lease commitments that have not yet commenced of approximately $59 million.

The following table provides the weighted-average remaining lease term and discount rate for operating leases with lease liabilities as of January 31, 2026 and February 1, 2025:

	January 31, 2026	February 1, 2025
Weighted-Average Remaining Lease Term (years)	7.2	7.2
Weighted-Average Discount Rate	6.8%	6.8%

The Company paid $422 million in 2025, $416 million in 2024 and $406 million in 2023 for operating lease liabilities recorded on the Consolidated Balance Sheets. These payments are included within the Operating Activities section of the Consolidated Statement of Cash Flows.

In 2025, 2024 and 2023, the Company obtained $434 million, $437 million and $392 million, respectively, of additional lease assets as a result of new operating lease obligations.

Asset Retirement Obligations

The Company has asset retirement obligations primarily related to certain China joint venture-operated international stores that contractually obligate the Company to remove leasehold improvements at the end of a lease. The Company's liabilities for asset retirement obligations totaled $12 million as of January 31, 2026 and $9 million as of February 1, 2025. These liabilities are included in Other Long-term Liabilities on the Consolidated Balance Sheets.

8. Intangible Assets

Goodwill

The Company's Goodwill was $367 million as of January 31, 2026 and February 1, 2025.

The Company elected to perform its annual goodwill impairment assessment in the fourth quarter of 2025 using the quantitative approach, based on a weighted average of the market and income approaches. The market approach is based on earnings multiples of selected guideline public companies, while the income approach is based on estimated discounted future cash flows. The Company compared the total fair value of its reporting unit to the Company's market capitalization to determine if the fair value was reasonable compared to external market indicators. The Company believes the use of significant assumptions within the valuation models are reasonable estimates of likely future events. The estimated fair value of the reporting unit was in excess of its carrying value, which resulted in a conclusion that no impairment existed as of January 31, 2026. The Company has not recorded any impairment charges for goodwill since becoming a publicly traded company in 2021.

Trade Name - Indefinite-Lived

The Victoria's Secret trade name, an indefinite-lived intangible asset, was $246 million as of January 31, 2026 and February 1, 2025.

In the fourth quarter of 2025, the Company performed its annual impairment assessment of the Victoria's Secret trade name using the qualitative approach. To estimate the fair value of the trade name, the Company used the relief from royalty method under the income approach. Based on the results of the assessment, the estimated fair value of the trade name was in excess of its carrying value, which resulted in a conclusion that no impairment existed as of January 31, 2026. No impairment has been recorded for this indefinite-lived intangible asset in 2025, 2024 or 2023.

Definite-Lived Intangible Assets

The Company's definite-lived intangible assets, consist of customer relationships, developed technology and the Adore Me trade name. As of January 31, 2026, the Company's definite-lived intangible assets were recorded at their fair value of $0. As of February 1, 2025, the Company's definite-lived intangible assets had a gross carrying amount of $180 million, accumulated amortization of $50 million and net carrying amount of $130 million.

Amortization expense for definite-lived intangible assets was $19 million, $25 million and $25 million for 2025, 2024 and 2023, respectively.

Definite-lived intangible assets are evaluated for impairment whenever events or circumstances indicate that a certain asset or asset group may be impaired. In the fourth quarter of 2025, as a result of the decision to initiate a strategic review of the DailyLook business on a stand-alone basis and other operational changes, the Company separated the assets of the Adore Me business ("Adore Me Asset Group") and DailyLook business into two asset groups for the purpose of performing an asset recoverability assessment. The stand-alone operating cash flows of the Adore Me Asset Group indicated it should be evaluated for impairment. Accordingly, the Company evaluated the estimated undiscounted future cash flows of the Adore Me Asset Group and determined they were less than its carrying value. The next step of the evaluation required the Company to determine the fair value of the long-lived assets of the Adore Me Asset Group. The Company utilized the income approach to determine the fair values of the long-lived assets. The income approach estimates fair value based on the estimated discounted future cash flows of the Adore Me Asset Group, which are considered non-recurring Level 3 inputs in accordance with ASC 820, *Fair Value Measurement*. The Company determined the fair values of the definite-lived intangible and property and equipment assets were nominal and, as a result, impairment charges of $120 million were recorded in 2025, of which $116 million are included in General, Administrative and Store Operating Expenses and $4 million are included in Cost of Goods Sold, Buying and Occupancy in the 2025 Consolidated Statement of Income. These impairment charges were comprised of $110 million to fully impair the definite-lived intangible assets and $10 million to fully impair property and equipment assets.

9. Accrued Expenses and Other

The following table provides additional information about the composition of Accrued Expenses and Other as of January 31, 2026 and February 1, 2025:

	January 31, 2026	February 1, 2025
	(in millions)	
Deferred Revenue on Gift Cards and Merchandise Credits	$ 191	$ 209
Compensation, Payroll Taxes and Benefits	170	150
Accrued Freight and Other Logistics	35	36
Deferred Revenue on Loyalty and Credit Card Programs	32	33
Taxes, Other than Income	32	30
Accrued Marketing	25	25
Deferred Revenue on Direct Shipments Not Yet Delivered	25	14
Accrued Duty	24	14
Returns Reserve	17	17
Accrued Claims on Self-insured Activities	17	14
Rent	6	4
Accrued Interest	5	7
Other	94	80
Total Accrued Expenses and Other	**$ 673**	**$ 633**

10. Income Taxes

The following table provides the components of the Company's Provision for Income Taxes for 2025, 2024 and 2023:

		2025		2024		2023
				(in millions)		
Current:						
U.S. Federal	$	26	$	46	$	19
U.S. State		13		17		10
Non-U.S.		29		18		18
Total		68		81		47
Deferred:						
U.S. Federal		(22)		(26)		(14)
U.S. State		(6)		(6)		(2)
Non-U.S.		(21)		3		—
Total		(49)		(29)		(16)
Provision for Income Taxes	$	19	$	52	$	31

The following table provides the components of Income Before Income Taxes for 2025, 2024 and 2023:

		2025		2024		2023
				(in millions)		
U.S.	$	65	$	129	$	35
Non-U.S.		143		92		112
Income Before Income Taxes	$	208	$	221	$	147

The following table provides the reconciliation between the statutory federal income tax rate and the effective tax rate for 2025, 2024 and 2023:

	2025		2024		2023	
	(in millions)					
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. Federal Statutory Tax Rate	$ 44	21.0%	$ 46	21.0%	$ 31	21.0%
State and Local Income Taxes, Net of Federal [1]	8	3.7%	8	3.7%	6	4.1%
Foreign Tax Effects						
China						
Valuation Allowance Adjustments	(31)	(15.1%)	(1)	(0.4%)	(2)	(1.5%)
Withholding Taxes and Other [2]	4	1.8%	2	1.0%	2	1.1%
Hong Kong						
Foreign Rate Differential	(3)	(1.2%)	(3)	(1.3%)	(3)	(2.3%)
Nontaxable or Nondeductible Items	(6)	(2.6%)	(8)	(3.6%)	(10)	(6.8%)
Minimum Tax	5	2.5%	—	—%	—	—%
India						
Withholding Taxes and Other [2]	4	1.8%	3	1.0%	1	0.5%
Malta						
Foreign Rate Differential	5	2.4%	—	—%	—	—%
Nontaxable or Nondeductible Items	(11)	(5.1%)	—	—%	—	—%
Tax Credit	(1)	(0.7%)	—	—%	—	—%
Puerto Rico						
Withholding Taxes and Other [2]	1	0.6%	1	0.6%	2	1.4%
Other Foreign Jurisdictions						
Withholding Taxes and Other [2]	8	3.7%	8	3.4%	6	3.9%
Effect of Cross-Border Tax Laws						
Net Controlled Foreign Corporation Income	4	1.8%	2	0.9%	4	2.4%
Foreign-Derived Deduction Eligible Income	(4)	(1.7%)	(3)	(1.2%)	(2)	(1.2%)
Tax Credits						
Jobs Tax Credit	(2)	(0.7%)	(2)	(0.7%)	(2)	(1.1%)
Foreign Tax Credit	(12)	(5.7%)	(10)	(4.7%)	(9)	(5.7%)
Valuation Allowances	(3)	(1.5%)	1	0.4%	(2)	(1.1%)
Nontaxable or Nondeductible Items						
Share-based Compensation	1	0.6%	3	1.4%	1	0.8%
Compensation, Other than Share-based	6	2.7%	7	3.0%	8	5.5%
Income from Unconsolidated Affiliate	(1)	(0.6%)	(2)	(0.9%)	(2)	(1.1%)
Other	2	1.0%	—	—%	1	0.6%
Changes in Unrecognized Tax Benefits	1	0.5%	—	—%	1	0.9%
Effective Tax Rate	$ 19	9.2%	$ 52	23.6%	$ 31	21.4%

[1] California, New York, Texas, Florida and New Jersey comprise the majority (more than 50%) of state and local income taxes in this category, net of federal income tax effects.

[2] Includes withholding taxes and other taxes which are not material to the effective tax rate reconciliation.

Deferred Taxes

The following table provides the effect of temporary differences that cause deferred income taxes as of January 31, 2026 and February 1, 2025. Deferred tax assets and liabilities represent the future effects on income taxes resulting from temporary differences and carryforwards at the end of the respective year.

	January 31, 2026			February 1, 2025		
	Assets	Liabilities	Total	Assets	Liabilities	Total
	(in millions)					
Loss Carryforwards	$ 113	$ —	$ 113	$ 120	$ —	$ 120
Leases	471	(432)	39	443	(402)	41
Deferred Revenue	42	—	42	47	—	47
Accrued Expenses	44	—	44	37	—	37
Share-based Compensation	13	—	13	14	—	14
Trade Name and Other Intangibles	—	(57)	(57)	—	(91)	(91)
Property and Equipment	—	(53)	(53)	—	(42)	(42)
Other	39	(13)	26	31	(10)	21
Valuation Allowance	(107)	—	(107)	(136)	—	(136)
Total Deferred Income Taxes	$ 615	$ (555)	$ 60	$ 556	$ (545)	$ 11

As of January 31, 2026, the Company had loss carryforwards of $113 million, of which $32 million has an indefinite carryforward. The remainder of the non-U.S. carryforwards, if unused, will expire at various dates from 2026 through 2042. For certain jurisdictions where the Company has determined that it is more likely than not that the loss carryforwards will not be realized, a valuation allowance has been provided on those loss carryforwards as well as other net deferred tax assets.

The valuation allowances were $107 million and $136 million in 2025 and 2024, respectively. In 2025, the Company released a $24 million valuation allowance on deferred tax assets associated with the Company's consolidated joint venture in China due to the financial performance of the joint venture over the past three years and the expectation that the Company will be able to realize the deferred tax assets in future periods.

The following table provides income taxes paid by jurisdiction for 2025, 2024 and 2023:

	2025	2024	2023
	(in millions)		
Federal	$ 58	$ 26	$ 36
State	9	12	12
Foreign			
Hong Kong	3	2	11
Other	17	14	15
Total Income Tax Payments	$ 87	$ 54	$ 74

Uncertain Tax Positions

The following table summarizes the activity related to the Company's unrecognized tax benefits for U.S. federal, state and non-U.S. tax jurisdictions for 2025, 2024 and 2023, without interest and penalties:

	2025	2024	2023
	(in millions)		
Gross Unrecognized Tax Benefits, as of the Beginning of the Fiscal Year	$ 43	$ 38	$ 31
Increases to Unrecognized Tax Benefits as a Result of Current Year Activity	2	9	9
Increases to Unrecognized Tax Benefits for Prior Years, Including Acquisitions	2	—	13
Decreases to Unrecognized Tax Benefits for Prior Years	(3)	(4)	(15)
Decreases to Unrecognized Tax Benefits Relating to Settlements with Taxing Authorities	(29)	—	—
Decreases to Unrecognized Tax Benefits due to Lapse of Statute of Limitations	(4)	—	—
Gross Unrecognized Tax Benefits, as of the End of the Fiscal Year	$ 11	$ 43	$ 38

Of the total gross unrecognized tax benefits, approximately $10 million, $40 million and $35 million at January 31, 2026, February 1, 2025, and February 3, 2024, respectively, represent the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. These amounts are net of the offsetting tax effects from other tax jurisdictions.

The Company recognizes interest and penalties related to unrecognized tax benefits as components of income tax expense. The Company recognized interest and penalties expense of less than $1 million in 2025 and $2 million in 2024 and 2023. The Company has accrued approximately $5 million for the payment of interest and penalties as of January 31, 2026 and February 1, 2025. Accrued interest and penalties are included within Other Long-term Liabilities on the Consolidated Balance Sheets.

The Company files income tax returns with the U.S. and various state, local, and non-U.S. jurisdictions. The Company participates in the Compliance Assurance Process ("CAP") of the Internal Revenue Service. As part of CAP, tax years are examined on a contemporaneous basis. The Company is not subject to U.S. federal examination for years prior to fiscal year 2020. The Company is currently under examination, or may be subject to examination, by various state and local tax jurisdictions for fiscal year 2017 through 2024, and non-U.S. tax jurisdictions for fiscal year 2015 through 2024. In some situations, the Company determines that it does not have a filing requirement in a particular tax jurisdiction. Where no return has been filed, no statute of limitations applies. Accordingly, if a tax jurisdiction reaches a conclusion that a filing requirement does exist, additional years may be reviewed by the tax authority. The Company believes it has appropriately accounted for uncertainties related to this issue.

11. Long-term Debt and Borrowing Facilities

The following table provides the Company's outstanding Long-term Debt balance, net of unamortized debt issuance costs and discounts and any current portion, as of January 31, 2026 and February 1, 2025:

	January 31, 2026	February 1, 2025
	(in millions)	
Senior Secured Debt with Subsidiary Guarantee		
$383 million Term Loan due August 2028 ("Term Loan Facility")	$ 379	$ 382
Asset-based Revolving Credit Facility due May 2030 ("ABL Facility")	—	—
Total Senior Secured Debt with Subsidiary Guarantee	379	382
Senior Debt with Subsidiary Guarantee		
$600 million, 4.625% Fixed Interest Rate Notes due July 2029 ("2029 Notes")	596	595
Total Senior Debt with Subsidiary Guarantee	596	595
Total	975	977
Current Debt	(4)	(4)
Total Long-term Debt, Net of Current Portion	$ 971	$ 973

The following table provides principal payments due on outstanding debt in the next five fiscal years and the remaining years thereafter:

Fiscal Year	(in millions)
2026	$ 4
2027	4
2028	375
2029	600
2030	—
Thereafter	—

Cash paid for interest was $66 million, $77 million and $87 million in 2025, 2024 and 2023, respectively.

Issuance of Notes

In July 2021, the Company issued $600 million of 4.625% notes due in July 2029 in a transaction exempt from registration under the Securities Act of 1933, as amended. The obligation to pay principal and interest on the 2029 Notes is jointly and severally guaranteed on a full and unconditional basis by certain of the Company's wholly-owned subsidiaries. The issuance costs are being amortized through the maturity date and are included within Long-term Debt on the Consolidated Balance Sheets.

Credit Facilities

The Company has a senior secured term loan B credit facility with an original principal amount of $400 million, which will mature in August 2028. The discounts and issuance costs from the Term Loan Facility are being amortized through the maturity date and are included within Long-term Debt on the Consolidated Balance Sheets. The Company is required to make quarterly principal payments on the Term Loan Facility in an amount equal to 0.25% of the original principal amount of $400 million. The Company made principal payments for the Term Loan Facility of $4 million during 2025, 2024 and 2023.

In December 2025, the Company amended its Term Loan Facility. The amendment reduces the applicable interest rate on loans under the Term Loan Facility (i) in the case of loans bearing interest based on Term SOFR, to 2.75% and (ii) in the case of alternate base rate loans, to 1.75%. Prior to the amendment, interest on the loans under the Term Loan Facility was calculated by reference to Term SOFR or an alternative base rate, plus an interest rate margin (i) in the case of Term SOFR loans, ranging from 3.36% to 3.68% and (ii) in the case of alternate base rate loans, equal to 2.25%. The obligation to pay principal and interest on the loans under the Term Loan Facility is jointly and severally guaranteed on a full and unconditional basis by certain of the Company's wholly-owned domestic subsidiaries. The loans under the Term Loan Facility are secured on a first-priority lien basis by certain assets of the Company and our subsidiary guarantors that do not constitute priority collateral under the ABL Facility and on a second-priority lien basis by priority collateral of the ABL Facility, subject to customary exceptions. As of January 31, 2026, the interest rate on loans under the Term Loan Facility was 6.49%.

The Company also has a senior secured asset-based revolving credit facility. The ABL Facility allows for borrowings and letters of credit in U.S. dollars or Canadian dollars and has aggregate commitments of $750 million. The availability under the ABL Facility is equal to the lesser of (i) the borrowing base, determined primarily based on the Company's eligible U.S. and Canadian credit card receivables, eligible accounts receivable, eligible inventory and eligible real property, and (ii) the maximum aggregate commitment amount of $750 million.

In May 2025, the Company amended its ABL Facility. The amendment, among other things, (i) extends the maturity date of the ABL Facility to the earlier of (a) May 2030 and (b) the date that is 91 days prior to the scheduled maturity date of certain outstanding material indebtedness with a principal balance exceeding $50 million to the extent that certain availability and financial covenant thresholds are not met on such date, (ii) reduces the applicable interest rate on borrowings under the ABL Facility (a) in the case of loans bearing interest based on Term SOFR or Term CORRA, to 1.50% to 1.75%, (b) in the case of alternate base rate loans and Canadian base rate loans, to 0.50% to 0.75% and (c) by removing the credit spread adjustment on SOFR-based borrowings and (iii) replaces CDOR with Term CORRA with respect to Canadian borrowings.

Prior to the amendment of the ABL Facility, interest on the loans under the ABL Facility was calculated by reference to (i) Term SOFR or an alternative base rate and (ii) in the case of loans denominated in Canadian dollars, CDOR or a Canadian base rate, plus an interest rate margin based on average daily excess availability ranging from (x) in the case of CDOR loans, 1.50% to 2.00%, (y) in the case of alternate base rate loans and Canadian base rate loans, 0.50% to 1.00%, and (z) in the case of Term SOFR loans, 1.60% to 2.10%.

Unused commitments under the ABL Facility accrue an unused commitment fee ranging from 0.25% to 0.30%. The obligation to pay principal and interest on the loans under the ABL Facility is jointly and severally guaranteed on a full and unconditional basis by certain of the Company's wholly-owned domestic and Canadian subsidiaries. The loans under the ABL Facility are secured on a first-priority lien basis by the Company's eligible U.S. and Canadian credit card receivables, eligible accounts receivable, eligible inventory and eligible real property and on a second-priority lien basis on substantially all other assets of the Company, subject to customary exceptions.

The Company borrowed $545 million, $460 million and $465 million from the ABL Facility during 2025, 2024 and 2023, respectively, and made payments of $545 million, $605 million and $615 million under the ABL Facility during 2025, 2024 and 2023, respectively. As of January 31, 2026, there were no borrowings outstanding under the ABL Facility and the Company had $17 million of outstanding letters of credit that reduced its availability under the ABL Facility. As of January 31, 2026, the Company's remaining availability under the ABL Facility was $589 million.

The Company's long-term debt and borrowing facilities contain certain financial and other covenants, including, but not limited to, the maintenance of financial ratios. The 2029 Notes and the Term Loan Facility include the maintenance of a consolidated coverage ratio and a consolidated total leverage ratio, and the ABL Facility includes the maintenance of a fixed charge coverage ratio and a debt to EBITDAR ratio. The financial covenants could, within specific predefined circumstances, limit the Company's ability to incur additional indebtedness, make certain investments, pay dividends or repurchase shares. As of January 31, 2026, the Company was in compliance with all covenants under its long-term debt and borrowing facilities.

12. Fair Value Measurements

Cash and Cash Equivalents include cash on hand, deposits with financial institutions, credit and debit card receivables and highly liquid investments with original maturities of 90 days or less. The Company's Cash and Cash Equivalents are considered Level 1 fair value measurements as they are valued using unadjusted quoted prices in active markets for identical assets.

The following table provides a summary of the principal value and estimated fair value of outstanding debt as of January 31, 2026 and February 1, 2025:

	January 31, 2026		February 1, 2025	
	(in millions)			
Principal Value	$	983	$	987
Fair Value, Estimated (a)		971		940

_____

(a) The estimated fair value of the Company's publicly traded debt is based on reported transaction prices which are considered Level 2 inputs in accordance with ASC 820, *Fair Value Measurement*. The estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Management believes that the carrying values of accounts receivable, accounts payable and accrued expenses approximate fair value because of their short maturity.

Recurring Fair Value Measurements

The following table provides a summary of the Company's contingent consideration recognized at fair value related to the Adore Me acquisition as of January 31, 2026, February 1, 2025 and February 3, 2024 (in millions):

Balance Sheet Location	Measurement Level	January 31, 2026		February 1, 2025		February 3, 2024	
Accrued Expenses and Other	Level 3	$	—	$	—	$	74
Other Long-term Liabilities	Level 3		—		—		18

The estimated fair value of the contingent consideration related to the Adore Me acquisition was valued using a Scenario-Based method and a Monte Carlo simulation prior to the final amounts being paid. This method utilized inputs including discount rates, estimated probability of achievement of certain milestones, forecasted revenues, forecasted EBITDA and volatility rates. These are considered Level 3 inputs in accordance with ASC 820, *Fair Value Measurement*. Changes in the fair value of the contingent consideration were recorded within General, Administrative and Store Operating Expenses on the Consolidated Statements of Income. For additional information regarding the contingent consideration, see Note 1, "Description of Business, Basis of Presentation and Summary of Significant Accounting Policies."

13. Comprehensive Income (Loss)

Comprehensive Income (Loss) includes gains and losses on foreign currency translation. The cumulative gains and losses on these items are included in Accumulated Other Comprehensive Income (Loss) on the Consolidated Balance Sheets and Consolidated Statements of Equity.

The following table provides the rollforward of accumulated other comprehensive income (loss) for 2025:

	Foreign Currency Translation		Accumulated Other Comprehensive Income (Loss)	
	(in millions)			
Balance as of February 1, 2025	$	(1)	$	(1)
Other Comprehensive Income Before Reclassifications		7		7
Tax Effect		—		—
Current-period Other Comprehensive Income		7		7
Balance as of January 31, 2026	**$**	**6**	**$**	**6**

The following table provides the rollforward of accumulated other comprehensive income (loss) for 2024:

	Foreign Currency Translation		Accumulated Other Comprehensive Income (Loss)	
	(in millions)			
Balance as of February 3, 2024	$	—	$	—
Other Comprehensive Loss Before Reclassifications		(1)		(1)
Tax Effect		—		—
Current-period Other Comprehensive Loss		(1)		(1)
Balance as of February 1, 2025	**$**	**(1)**	**$**	**(1)**

The following table provides the rollforward of accumulated other comprehensive income for 2023:

	Foreign Currency Translation		Accumulated Other Comprehensive Income	
	(in millions)			
Balance as of January 28, 2023	$	1	$	1
Other Comprehensive Loss Before Reclassifications		(1)		(1)
Tax Effect		—		—
Current-period Other Comprehensive Loss		(1)		(1)
Balance as of February 3, 2024	**$**	**—**	**$**	**—**

14. Commitments and Contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes, insurance and other matters arising out of the normal course of business. Actions filed against the Company from time to time include commercial, tort, intellectual property, customer, employment, data privacy and other claims, including purported class action lawsuits. Management believes that the ultimate liability arising from such claims and contingencies, if any, is not likely to have a material adverse effect on the Company's results of operations, financial condition or cash flows.

In April 2023, the Company was named as a defendant in a putative class action lawsuit filed in the United States District Court for the Southern District of New York alleging that Victoria's Secret Stores employs manual workers in New York state and failed to pay hourly wages within seven calendar days after the end of the week in which those wages were earned, rather paying wages on a bi-weekly basis. As of January 31, 2026, the lawsuit has been settled and the Company is accrued for the settlement.

15. Retirement Benefits

The Company sponsors a tax-qualified defined contribution retirement plan for employees who meet certain age and service requirements. The qualified plan permits participating associates to elect contributions up to the maximum limits allowable under the Internal Revenue Code. The Company matches associate contributions according to a predetermined formula and may contribute additional amounts at the discretion of the Human Capital and Compensation Committee of the Board and based on the Company's performance and a percentage of the associates' eligible annual compensation. Associate contributions and Company matching contributions vest immediately. Additional Company contributions and the related investment earnings vest over a three-year period. Total expense recognized related to the qualified plan was $36 million for 2025, $29 million for 2024 and $42 million for 2023.

16. Shareholders' Equity

Rights Plan

In May 2025, the Board approved the adoption of a limited-duration shareholder rights plan ("Rights Plan") intended to protect the best interests of all Company stockholders. Pursuant to the Rights Plan, the Company issued one right for each share of common stock as of the close of business on May 29, 2025. The rights will initially trade with the Company's common stock and will generally become exercisable only if any person (or any persons acting as a group under applicable securities laws) acquires 15% (or 20% for certain passive investors) or more of the outstanding common stock (the "triggering percentage"). If the rights become exercisable, all holders of rights (other than any triggering person) will be entitled to acquire shares of common stock at a 50% discount or the Company may exchange each right held by such holders for one share of common stock (subject to adjustment). Under the Rights Plan, any person that owns more than the triggering percentage as of the adoption of the Rights Plan may continue to own its shares of common stock but may not acquire any additional shares without triggering the Rights Plan. The Rights Plan has a one-year term, expiring at the close of business on May 18, 2026. The Board may consider an earlier termination of the Rights Plan as circumstances warrant.

March 2024 Share Repurchase Program

In March 2024, the Board approved the March 2024 Share Repurchase Program, authorizing the repurchase of up to $250 million of the Company's common stock, subject to market conditions and other factors, through open market, accelerated share repurchase or privately negotiated transactions, including pursuant to one or more Rule 10b5-1 trading plans. The March 2024 Share Repurchase Program is open-ended in term and will continue until exhausted.

The Company has not repurchased any shares of its common stock under the March 2024 Share Repurchase Program.

January 2023 Share Repurchase Program

In January 2023, the Board approved a share repurchase program ("January 2023 Share Repurchase Program"), authorizing the repurchase of up to $250 million of the Company's common stock. The authorization, which expired at the end of 2023, was utilized in 2023 to repurchase shares in the open market and under the accelerated share repurchase agreement described below.

In February 2023, as part of the January 2023 Share Repurchase Program, the Company entered into an accelerated share repurchase agreement ("ASR Agreement") with Goldman Sachs & Co. LLC ("Goldman Sachs") to repurchase $125 million of the Company's common stock. In February 2023, the Company made an initial payment of $125 million to Goldman Sachs and received an initial delivery of 2.4 million shares of the Company's common stock. As a result of the initial share delivery, there was an additional $1 million increase in Treasury Stock, which reflects the excise tax liability recorded related to the share repurchase in accordance with the Inflation Reduction Act of 2022.

In May 2023, upon final settlement of the ASR Agreement, the Company received an additional 1.3 million shares of the Company's common stock from Goldman Sachs. The final number of shares received was based on the volume-weighted average price of the Company's common stock during the term of the ASR Agreement, less a discount and subject to adjustments pursuant to the terms of the ASR Agreement.

The Company repurchased the following shares of its common stock under the January 2023 Share Repurchase Program during 2023:

	Amount Authorized	Shares Repurchased	Amount Repurchased	Average Stock Price
	(in millions)	(in thousands)	(in millions)	
January 2023 Share Repurchase Program	$ 250	3,652	$ 125	$ 34.22

Shares repurchased under the January 2023 Share Repurchase Program were retired upon repurchase. As a result, the Company retired the 3.7 million shares repurchased in connection with the settlement of the ASR Agreement during 2023. The retirement resulted in a reduction of $126 million in Treasury Stock, less than $1 million in the par value of Common Stock, $9 million in Paid-in Capital and $117 million in Retained Earnings during 2023.

17. Share-based Compensation

Plan Summary

In 2021, the Board approved the Company's 2021 Stock Option and Performance Incentive Plan ("2021 Plan"). In 2024, the Company's stockholders approved an amendment to the 2021 Plan to increase the number of shares available for issuance under the plan by 5 million shares. The 2021 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted shares, restricted share units, performance share units, unrestricted shares, converted awards, replacement awards and substitute awards.

Under the amended 2021 Plan, 15 million options, restricted shares and unrestricted shares have been authorized to be granted to employees and directors. There were 6 million options and shares available for grant as of January 31, 2026.

Income Statement Impact

The following table provides share-based compensation expense included in the Consolidated Statements of Income for 2025, 2024 and 2023:

	2025	2024	2023
	(in millions)		
Costs of Goods Sold, Buying and Occupancy	$ 19	$ 20	$ 17
General, Administrative and Store Operating Expenses	36	40	39
Total Share-based Compensation Expense	**$ 55**	**$ 60**	**$ 56**

The tax benefit associated with recognized share-based compensation expense was $8 million for 2025, $11 million for 2024 and $9 million for 2023.

Restricted Stock

Restricted stock, including restricted stock units and performance share units, generally vests (the restrictions lapse) on a graded basis over a three-year period or at the end of a three-year period. The fair value of restricted stock awards is generally based on the market value of an unrestricted share on the grant date adjusted for anticipated dividend yields, if applicable.

During 2025, 2024 and 2023, the Company granted certain performance share unit awards that include a specified market condition which determines, in part, the number of shares that vest under the award. The market condition compares the Company's total shareholder return over the performance period to that of a designated peer group. The performance share unit awards were valued using a Monte Carlo simulation model, which requires certain assumptions, including a risk-free interest rate, which was 4.0% for 2025, 4.5% for 2024 and 4.0% for 2023, and expected volatility, which was 62.5% for 2025, 45.4% for 2024 and 47.1% for 2023. The risk-free interest rate assumption is based on U.S. treasury constant maturity yields on the grant date with a term corresponding to the length of the remaining performance period. The expected volatility assumption is based on the historical volatility of the Company's common stock corresponding to the length of the performance period of the award. There was no dividend yield utilized in the Monte Carlo simulation model as the Company has not paid any cash dividends since becoming an independent, publicly traded company.

The following table provides the Company's restricted stock activity for the fiscal year ended January 31, 2026:

	Number of Shares	Weighted-Average Grant Date Fair Value
	(in thousands)	
Unvested as of February 1, 2025	5,655	$ 25.03
Granted	3,399	21.50
Vested	(2,020)	27.17
Cancelled	(1,462)	25.63
Unvested as of January 31, 2026	**5,572**	**$ 21.88**

The weighted-average estimated fair value of restricted stock awards granted was $21.50 per share for 2025, $19.05 per share for 2024 and $28.60 per share for 2023.

The Company's total intrinsic value of restricted stock awards that vested was $44 million for 2025, $30 million for 2024 and $35 million for 2023. The Company's total fair value at grant date of restricted stock awards that vested was $55 million for 2025, $52 million for 2024 and $44 million for 2023. The tax benefit realized from tax deductions associated with restricted stock awards that vested was $8 million for 2025, $6 million for 2024 and $7 million for 2023.

As of January 31, 2026, there was $46 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted stock. That cost is expected to be recognized over a weighted-average period of 1.6 years.

18. Segment Information

The Company's segments are based on the financial information the Company's Chief Operating Decision Maker ("CODM"), who is the CEO, uses to evaluate performance and allocate resources. The Company has one reportable segment. The CODM assesses performance for the Company's single reportable segment and decides how to allocate resources based on Net Income Attributable to Victoria's Secret & Co. as reported on the Consolidated Statements of Income.

The following table provides the Company's segment information for 2025, 2024 and 2023:

	2025	2024	2023
	(in millions)		
Net Sales	$ 6,553	$ 6,230	$ 6,182
Costs of Goods Sold	(2,812)	(2,591)	(2,564)
Buying and Occupancy Expenses	(1,357)	(1,355)	(1,376)
General, Administrative and Store Operating Expenses (a)	(1,668)	(1,545)	(1,542)
Advertising and Marketing Expenses	(445)	(429)	(454)
Operating Income	$ 271	$ 310	$ 246
Interest Expense	(70)	(86)	(99)
Provision for Income Taxes	(19)	(52)	(31)
Other Items (b)	(21)	(7)	(7)
Net Income Attributable to Victoria's Secret & Co.	$ 161	$ 165	$ 109

(a)   Excludes Advertising and Marketing Expenses.
(b)   Other Items includes net income attributable to noncontrolling interest, interest income and other miscellaneous expense items.

The Company derives revenue primarily from its sale of women's intimate and other apparel and beauty products. For additional information on other sources of revenue, see Note 2, "Revenue Recognition."

The following table provides Net Sales by geographic location for 2025, 2024 and 2023:

	2025	2024	2023
	(in millions)		
U.S. (a)	$ 5,391	$ 5,252	$ 5,272
Outside of the U.S. (b)	1,162	978	910
Total Net Sales	**$ 6,553**	**$ 6,230**	**$ 6,182**

(a)   Includes U.S. territories.
(b)   Includes sales from Company-operated stores outside of the U.S., royalty revenue from franchise and license arrangements, wholesale revenues and direct sales shipped internationally. Certain of these sales are subject to the impact of fluctuations in foreign currency.

The following table provides long-lived assets, excluding deferred tax assets, equity method investments, goodwill, trade names, and other intangible assets, by geographic location as of January 31, 2026 and February 1, 2025:

	January 31, 2026	February 1, 2025
	(in millions)	
U.S. (a)	$ 2,211	$ 2,136
Outside of the U.S.	188	143
Total Long-lived Assets	**$ 2,399**	**$ 2,279**

(a)   Includes U.S. territories.

As the Company is one reportable segment, for additional information on assets, capital expenditures, depreciation and amortization of long-lived assets and other significant non-cash transactions, see the financial statements and related notes included in Item 8. Financial Statements and Supplementary Data.

19. Subsequent Events

Strategic Alternatives for DailyLook

On March 5, 2026, the Company announced that it initiated a strategic review of DailyLook, a digitally-based, premium subscription styling service for women's apparel and accessories. DailyLook was acquired through the Adore Me transaction.

Tariffs

On February 20, 2026, the U.S. Supreme Court struck down certain tariffs imposed under the IEEPA. Following the Supreme Court's decision, the U.S. administration announced a new 10% global tariff under Section 122 of the Trade Act of 1974, subject to certain exceptions. It is unclear at this time what impact these decisions will have on the Company's results of operations, including whether the Company will be able to obtain refunds for amounts previously paid for the IEEPA tariffs, any changes in tariff levels, or the imposition of new tariffs through other means.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of disclosure controls and procedures. As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our CEO and our Chief Financial and Operating Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our CEO and our Chief Financial and Operating Officer concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective and designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (2) accumulated and communicated to our management, including our CEO and our Chief Financial and Operating Officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting. Management's Report on Internal Control Over Financial Reporting as of January 31, 2026 is set forth in Item 8. Financial Statements and Supplementary Data.

Attestation Report of the Registered Public Accounting Firm. The Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting as of January 31, 2026 is set forth in Item 8. Financial Statements and Supplementary Data.

Changes in internal control over financial reporting. There were no changes in our internal control over financial reporting that occurred in the fourth quarter of 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The Company has adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of its securities by its directors, officers, employees and other covered persons. These policies and procedures are designed to promote compliance with insider trading laws, rules and regulations and any applicable listing standards. A copy of the Company's Insider Trading Policy is filed with this Annual Report on Form 10-K as Exhibit 19.1. Further, it is the Company's policy to comply with all applicable laws, rules, regulations and listing standards when repurchasing shares or otherwise engaging in transactions in the Company's securities.

The Company has not granted stock options since becoming an independent, publicly traded company and does not currently plan to grant stock options. Accordingly, the Company does not maintain formal policies regarding the timing of option awards in relation to material nonpublic information.

Information regarding the Company's directors and corporate governance is set forth under the captions "Proposal One: Election of Directors," "Corporate Governance—Role of the Board," "—Board of Directors," "—Board Policies and Practices," "—Board Committees," "—Corporate Governance Policies and Practices," and "Beneficial Ownership of Shares" in the Proxy Statement for our 2026 annual meeting of stockholders (the "Proxy Statement") and is incorporated herein by reference. Information regarding compliance with Section 16(a) of the Exchange Act is set forth under the caption "Beneficial Ownership of Shares—Delinquent Section 16(a) Reports" in the Proxy Statement and is incorporated herein by reference. Information regarding executive officers is set forth herein under the caption "Executive Officers of Registrant" in Part I of this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION.

Information regarding executive compensation is set forth under the captions "Director Compensation," "Compensation Discussion and Analysis," and "Corporate Governance—Board Policies and Practices—Compensation Committee Interlocks and Insider Participation" in the Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Information regarding the security ownership of certain beneficial owners and management is set forth under the caption "Beneficial Ownership of Shares" in the Proxy Statement and is incorporated herein by reference.

The following table summarizes share and exercise price information about the Company's equity compensation plans as of January 31, 2026.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plan (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	5,822,200	$ 35.28 (2)	5,879,091
Equity compensation plans not approved by security holders	—	—	—
Total	5,822,200	$ 35.28	5,879,091

_____

(1)   Includes the Victoria's Secret & Co. 2021 Stock Option and Performance Incentive Plan, as amended.
(2)   Does not include outstanding rights to receive common stock upon the vesting of restricted share awards.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Information regarding certain relationships and related transactions is set forth under the captions "Corporate Governance—Related Party Transactions" and "Corporate Governance—Board of Directors—Director Independence" in the Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Information regarding principal accountant fees and services is set forth under the captions "Proposal Three: Ratification of Appointment of Independent Registered Public Accounting Firm—Fees of Independent Registered Public Accounting Firm" in the Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Consolidated Financial Statements

The following consolidated financial statements of Victoria's Secret & Co. are filed as part of this report under Item 8. Financial Statements and Supplementary Data:

Management's Report on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

Consolidated Statements of Income for the Years Ended January 31, 2026, February 1, 2025 and February 3, 2024

Consolidated Statements of Comprehensive Income for the Years Ended January 31, 2026, February 1, 2025 and February 3, 2024

Consolidated Balance Sheets as of January 31, 2026 and February 1, 2025

Consolidated Statements of Equity for the Years Ended January 31, 2026, February 1, 2025 and February 3, 2024

Consolidated Statements of Cash Flows for the Years Ended January 31, 2026, February 1, 2025 and February 3, 2024

Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

Schedules have been omitted because they are not required or are not applicable or because the information required to be set forth therein either is not material or is included in the financial statements or notes thereto.

(3) List of Exhibits

2.		Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession
2.1		Separation and Distribution Agreement between L Brands, Inc. and Victoria's Secret & Co., dated August 2, 2021 (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on August 3, 2021).
2.2		Agreement and Plan of Merger, dated as of November 1, 2022, by and among Victoria's Secret & Co., Fashion Holding Group, Inc., AdoreMe, Inc. and Fortis Advisors LLC (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on November 1, 2022).
3.		Articles of Incorporation and Bylaws.
3.1		Amended and Restated Certificate of Incorporation of Victoria's Secret & Co. (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed on June 14, 2024).
3.2		Second Amended and Restated Bylaws of Victoria's Secret & Co. (incorporated by reference to Exhibit 3.2 to the Company's Form 10-K filed on March 17, 2023).
3.3		Certificate of Designations of Series A Preferred Stock of Victoria's Secret & Co. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 20, 2025).
4.		Instruments Defining the Rights of Security Holders.
4.1		Description of the Registrant's Securities.
4.2		Indenture, dated July 15, 2021, among Victoria's Secret, the guarantors named therein and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed on August 3, 2021).
4.3		Supplemental Indenture, dated August 2, 2021, among Victoria's Secret, the guarantors named therein and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Form 8-K filed on August 3, 2021).

4.4	Rights Agreement, dated as of May 19, 2025, between Victoria's Secret & Co. and Equiniti Trust Company, LLC, as rights agent (which includes the Form of Right Certificate attached as Exhibit B thereto) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 20, 2025).
10.	Material Contracts.
10.1**	Victoria's Secret & Co. 2021 Stock Option and Performance Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Form S-8 filed on July 19, 2021).
10.2**	Victoria's Secret & Co. Associate Stock Purchase Plan (incorporated by reference to Exhibit 99.2 to the Company's Form S-8 filed on July 19, 2021).
10.3	Tax Matters Agreement between L Brands, Inc. and Victoria's Secret & Co., dated August 2, 2021 (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on August 3, 2021).
10.4	Domestic Transportation Services Agreement between Mast Logistics Services, LLC and Victoria's Secret & Co., dated August 2, 2021 (incorporated by reference to Exhibit 10.5 to the Company's Form 8-K filed on August 3, 2021).
10.5	First Lien Credit Agreement by and among Victoria's Secret & Co. and the Lenders named therein and JP Morgan Chase Bank, N.A., dated August 2, 2021 (incorporated by reference to Exhibit 10.6 to the Company's Form 8-K filed on August 3, 2021).
10.6	Revolving Credit Agreement by and among Victoria's Secret & Co. and the Lenders named therein and JPMorgan Chase Bank, N.A., dated August 2, 2021 (incorporated by reference to Exhibit 10.7 to the Company's Form 8-K filed on August 3, 2021).
10.7**	Victoria's Secret & Co. 2021 Cash Incentive Compensation Performance Plan (incorporated by reference to Exhibit 10.8 to the Company's Form 8-K filed on August 3, 2021).
10.8	Form of Indemnification Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on August 10, 2021).
10.9**	Executive Severance Agreement by and between VS Service Company, LLC and Dein Boyle, dated as of June 28, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on June 3, 2022).
10.10^	Amendment No. 1 to First Lien Credit Agreement by and among Victoria's Secret & Co. and the Lenders named therein and JP Morgan Chase Bank, N.A., dated May 8, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on September 1, 2023).
10.11	Amendment No. 1 to Revolving Credit Agreement by and among Victoria's Secret & Co. and the Lenders named therein and JPMorgan Chase Bank, N.A., dated May 8, 2023 (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on September 1, 2023).
10.12**	Executive Severance Agreement by and between VS Service Company, LLC and Melinda McAfee, dated as of June 29, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on June 7, 2024).
10.13**	Executive Employment Agreement by and between VS Service Company, LLC and Hillary Super, dated as of August 12, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on August 14, 2024).
10.14**	Amendment to the Victoria's Secret & Co. 2021 Stock Option and Performance Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on June 14, 2024).
10.15**	Executive Severance Agreement by and between VS Service Company, LLC and Scott Sekella, dated as of January 29, 2025 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on January 29, 2025).
10.16	Amendment No. 2 to Revolving Credit Agreement by and among Victoria's Secret & Co. and the Lenders named therein and JPMorgan Chase Bank, N.A., dated May 21, 2025 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 22, 2025).
10.17**	Executive Severance Agreement by and between VS Service Company, LLC and Elizabeth Preis, dated as of April 23, 2025.
10.18^	Amendment No. 2 to First Lien Credit Agreement by and among Victoria's Secret & Co. and the Lenders named therein and JP Morgan Chase Bank, N.A., dated December 15, 2025.
10.19**	Form of Victoria's Secret & Co. 2021 Stock Option and Performance Incentive Plan Restricted Share Unit Award Agreement.

10.20**	Form of Victoria's Secret & Co. 2021 Stock Option and Performance Incentive Plan Performance Share Unit Award Agreement.
19.1	Insider Trading Policy.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.
24.1	Powers of Attorney.
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Company's Form 10-K filed on March 21, 2025).
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

**   Identifies management contracts or compensatory plans or arrangements.

^   Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit or schedule upon request by the Securities and Exchange Commission.

(b)   Exhibits.

The exhibits to this report are listed in section (a)(3) of Item 15 above.

(c)   Not applicable.

ITEM 16. FORM 10-K SUMMARY.
None.

SIGNATURES

Pursuant to the requirements of Section 13 or l5(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2026


VICTORIA'S SECRET & CO. (Registrant)

By: /s/ Scott Sekella
_____
Scott Sekella
Chief Financial and Operating Officer


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 20, 2026:

Signature	**Title**
/s/ Hillary Super	Director and Chief Executive Officer
Hillary Super	(Principal Executive Officer)
/s/ Scott Sekella	Chief Financial and Operating Officer
Scott Sekella	(Principal Financial Officer and Principal Accounting Officer)
/s/ Donna James*	Chair of the Board of Directors
Donna James	
/s/ Irene Chang Britt*	Director
Irene Chang Britt	
/s/ Jacqueline Hernández*	Director
Jacqueline Hernández	
/s/ Lauren Peters*	Director
Lauren Peters	
/s/ Sarah Davis*	Director
Sarah Davis	
/s/ Anne Sheehan*	Director
Anne Sheehan	
/s/ Mariam Naficy*	Director
Mariam Naficy	
/s/ Rod Little*	Director
Rod Little	
/s/ David McCreight*	Director
David McCreight	

*   The undersigned, by signing his name hereto, does hereby sign this report on behalf of each of the above-indicated directors of the registrant pursuant to powers of attorney executed by such directors.

By: /s/ Scott Sekella
_____
Scott Sekella
Attorney-in-fact

